SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2004

Commission file number: 001-16143

SCHERING AKTIENGESELLSCHAFT

Muellerstrasse 178

13353 Berlin

Federal Republic of Germany

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X] Form 40-F [_]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes [_] No [X]

Annual Report 2003

Explanatory note: This is a copy of our Annual Report 2003 to shareholders which was furnished to the SEC on March 8, 2004 and which is supplemented to include the additional information under section "Business Activities". This annual report has not been otherwise revised or updated.

TABLE OF CONTENTS

Positions held by the Executive Board
Foreword by the Executive Board
Report of the Supervisory Board
Positions held by the Supervisory Board
Committees formed by the Supervisory Board
Corporate Governance
Management Report
Financial Statements of Schering AG (condensed)
Consolidated Financial Statements of Schering AG

The Executive Board as of February 15, 2004

	Dr. Hubertus Erlen	Dr. Ulrich Köstlin	Mr. Lutz Lingnau	Mr. Marc Rubin, MD	Dr. Jörg Spiekerkötter	Professor Dr. Dr. h.c. Günter Stock
Occupation	Chairman of the Executive Board	Member of the Executive Board	Member of the Executive Board	Member of the Executive Board	Member of the Executive Board	Member of the Executive Board
Place of residence	Berlin, Germany	Berlin, Germany	Mendham, NJ, USA	Fort Lee, NJ, USA	Kleinmachnow, Germany	Berlin, Germany
Date of birth	June 7, 1943	December 31, 1952	March 9, 1943	January 10, 1955	May 15, 1958	February 7, 1944
Term of office	First elected: July 1, 1985 Elected until: June 30, 2005	First elected: June 1, 1994 Elected until: May 31, 2009	First elected: January 1, 2001 Elected until: December 31, 2005	First elected: October 1, 2003 Elected until: September 30, 2008	First elected: April 15, 2002 Elected until: April 14, 2007	First elected: May 1, 1989 Elected until: April 30, 2009
Responsibility within Schering AG Group	Strategy and Business Development, Corporate Communication, Senior Executives, Corporate Auditing	Marketing and Sales, Supply Chain and Environment Europe, Africa	Specialized Therapeutics, Dermatology North America	Development	Finance and Administration, Information Technology, Human Resources Latin America	Research; Gynecology&Andrology, Diagnostics&Radiopharmaceuticals Japan, Asia, Australia
Membership in legally required supervisory boards in Germany	Member of the Supervisory Board –B. Braun Melsungen AG, Melsungen –Celesio AG, Stuttgart	Member of the Supervisory Board –Institut für Management und Technologie IMT BERLIN GmbH, Berlin – Schering Deutschland Holding AG, Hamburg (Group mandate)				Member of the Supervisory Board –Gerling Allgemeine Versicherungs-AG, Cologne
Membership in comparable control bodies of companies in Germany and abroad

Chairman of the Board of Directors
– Schering Berlin Inc., USA
Member of the Supervisory Board
–Partner für Berlin Gesellschaft
für Hauptstadt-Marketing mbH,
Berlin
Member of the Curatorship
–Bertelsmann-Stiftung, Gütersloh

		Member of the Board of Directors – Schering Berlin Inc., USA – Schering Oy, Finland	Chairman of the Board of Directors –Berlex Inc., USA –Medrad, Inc., USA Vice Chairman of the Board of Directors – Schering Berlin Inc., USA	Vice Chairman of the Board of Directors – Schering Berlin Inc., USA	Member of the Board of Directors – Schering Berlin Inc., USA

Member of the Supervisory Board
– Biomedizinischer Forschungs-
campus Berlin-Buch GmbH, Berlin
– Klinikum Bayerische Julius-
Maximilians Universität Würzburg
Chairman of the Board of Directors
– Nihon Schering K.K., Japan
Member of the Board of Directors
– Schering Berlin Inc., USA
– Schering Oy, Finland
Member of the Scientific Advisory Board
– Heidelberg Innovation Fonds
Management GmbH, Heidelberg

Foreword by the Executive Board

Dear Shareholders,

In 2003, our Company again demonstrated its strong performance and stability, despite the very difficult environment.

The substantial decline of the U.S. dollar and other currencies against the euro impacted our net sales by 9% in the year under review. Furthermore, the prices of our products in Germany and Japan had to be reduced due to government-imposed price cuts. In many European countries, cost-cutting measures by health authorities were introduced or intensified. In addition, competition has increased in many markets as a result of generic products.

Our Company still succeeded in increasing organic growth by 6%. Our U.S. business rose by 13%, in line with our strategic objectives, which was to reach the double-digit range. However, earnings per share were down 3% to previous year's comparable figure.

In 2003, we successfully further developed our strategic position in our core business fields: fertility control, contrast agents, and specialized therapeutics. We were able to achieve an above-average increase in net sales of strategically important products:Yasmin®, Mirena®, Betaferon®, and Magnevist®. Yasmin® already captured over 10% of new prescriptions for oral contraceptives in the U.S. In the year under review, a number of new product launches enhanced our product portfolio. We made good progress in key development projects, such as the lower-dose version of Yasmin® for fertility control, the angiogenesis inhibitor PTK/ZK for the treatment of tumors, and Leukine® for the treatment of Crohn's disease. We intend to use these products to expand our position in specialized areas.

The success of Yasmin®, our innovative contraceptive, is a key factor that will help drive future growth. Based on its unique product characteristics, Yasmin® has exceeded our ambitious growth forecasts. It is the fastest growing oral contraceptive worldwide. We intend to continue this success with a lower-dose version of Yasmin®, an additional product from our drospirenone product family, which we submitted for registration in the USA at the end of 2003.

In the field of hormone therapy, we received the approval for Climara Pro™ in the USA and Angeliq® in Europe, enabling us to strengthen our product portfolio. Hormone therapy business is currently suffering from the ongoing scientific controversy about the benefits and risks of these products, and is accompanied by uncertainty among physicians and patients. In the long term, we believe that the market situation will recover because of the undisputed benefits of hormone therapy treatment for menopausal symptoms and for the prevention of osteoporosis. We intend to offer a wide range of differing products and very low dosed compounds to provide physicians with therapies that can be tailored to the individual needs of women.

Based on new methods of examination, demand is increasingly high for contrast media used in computer tomography and magnetic resonance imaging. Our proven contrast media as well as the newly launched Resovist® and Gadovist®, and our subsidiary Medrad's application technology business have benefited from this trend. We intend to continue developing our strong position in this market segment in the future.

In Specialized Therapeutics, we were able to increase our business, particularly our hematology business, where we offer key leukemia treatment options such as Fludara® and Campath®. In January 2004, we received European approval for the Zevalin® radioimmunotherapy, which will strengthen our product portfolio in this field.

Betaferon®, used in the treatment of multiple sclerosis, demonstrated its high efficacy by successfully defending its market position against an intensely competitive environment. We believe that Betaferon® will continue to contribute substantially to our growth, not least because of new clinical studies on the use in additional application areas.

In the Specialized Therapeutics business area, we are working on development projects that have the potential in the long term to change the face of Schering AG. We are extremely confident about the following promising product developments:

the anti-angiogenic therapy PTK/ZK, works by inhibiting the formation of blood vessels that support tumor growth. It could be used as the first oral angiogenesis inhibitor for the treatment of metastatic colorectal cancer, as well as other types of cancer such as renal cancer and brain tumors;

concurrently, we are developing Leukine® for the treatment of Crohn's disease, a chronic, inflammatory bowel disorder. Leukine® has recently yielded promising data in a phase II study. Today, the product is already being used in hematology to treat patients who have received chemotherapy.

These products represent major innovations with a sales potential of several hundred million euros. They could, therefore, contribute substantially to the future growth in net sales and profit of Schering AG.

To ensure that we can make the most of our potential over the next few years and we can achieve our earnings objectives, we will focus our activities more sharply.

In this context, we introduced additional measures in 2003. We first reviewed our entire portfolio to boost the products and projects that are most crucial for increasing value. Second, we are analyzing our operational business to improve productivity on a sustainable level. Third, we also intend to examine our management structures and processes to develop an even more dynamic business culture. We are very confident that this initiative will help us open up the resources needed to implement our strategy.

In light of these positive future prospects for our Company, we are proposing the distribution of a dividend of €0.93 per share, the same as last year.

For the fiscal year 2004, we expect mid-single digit growth in net sales in local currencies for the Group. We forecast earnings per share, before certain special items, to remain at the level of 2003.

We would like to thank you sincerely for your confidence in us. Based on our potential, we believe that your confidence in our Company will be confirmed by the mid- to long-term development of Schering AG's shares. We will focus all our energy on reaching our Company's strategic objectives.

We would particularly like to thank our employees, who despite tough economic conditions and increasing pressures, showed true team spirit and outstanding performance.

Dr. Hubertus Erlen	Dr. Ulrich Köstlin	Lutz Lingnau

Marc Rubin, MD	Dr. Jörg Spiekerkötter	Prof. Dr. Dr. h.c. Günter Stock

Report of the Supervisory Board

Dear Shareholders,

Throughout fiscal year 2003, the Supervisory Board was informed of the position of the Schering AG Group and of significant business developments, receiving regular written reports from the Executive Board. These included monthly reports on sales, variances between projected and actual figures, and the cash position, as well as quarterly reports on the balance sheet, the income statement, forward exchange transactions, interest rate management, and personnel structure.

The Chairman of the Supervisory Board kept himself constantly informed on major developments and upcoming decisions, including at regular meetings with the Chairman of the Executive Board.

In the course of the fiscal year, the Supervisory Board held six meetings, which were attended by the Executive Board. It focused in particular on business developments, the profit position, and the financial position of the Company and its subsidiaries, as well as research and development projects. The business plan for 2004, prepared by the Executive Board, was discussed and endorsed.

In accordance with section 161 of the German Stock Corporation Act (Aktiengesetz), the Supervisory Board resolved a declaration of conformity with the German Corporate Governance Code and established that the membership of Dr. Karl-Hermann Baumann in the Audit Committee means that it includes an Audit Committee Financial Expert as defined by the U.S. Securities and Exchange Commission.

The Supervisory Board dealt with the compensation of Supervisory Board and Executive Board members and adopted a Code of Business Conduct and Ethics for the Schering AG Group. It examined the efficiency of its work.

At three meetings, the Executive Committee of the Supervisory Board prepared the Supervisory Board's proceedings, and discussed the Executive Board's strategic plans.

The Audit Committee held six meetings at which it examined the annual financial statements of Schering AG and the Schering AG Group for 2002 and endorsed the interim financial statements as of March 31, June 30, and September 30, 2003. It examined the independence of the designated auditors of the financial statements for 2003, proposed the Supervisory Board's recommendation to the Annual General Meeting and, after the auditors had been appointed, issued the audit commission and stipulated the primary focus of the audit of the financial statements. It approved non-audit commissions of the auditors, to the extent allowed. At its meeting on March 2, 2004, the Audit Committee discussed the 2003 financial statements of Schering AG, its major subsidiaries, and the Schering AG Group, as well as the risk management system, and the results of the audit by Corporate Auditing. The auditors attended the meetings of the Audit Committee.

The Nomination and Compensation Committee held seven meetings in which it, among other things, dealt with the selection of a new member of the Executive Board as well as with further matters relating to the Executive Board, especially the compensation of Supervisory Board and Executive Board members.

The Research and Development Committee held two meetings at which it discussed the research portfolio and the R&D risk management system as well as current issues.

There was no meeting of a committee formed in accordance with section 27 (3) of the German Co-determination Act (Mitbestimmungsgesetz).

Detailed reports on the committee meetings were presented at each subsequent Supervisory Board meeting.

The annual financial statements of Schering AG, the consolidated financial statements, the combined management report for Schering AG and the Schering AG Group, as well as the Executive Board's proposal for the appropriation of profits, were examined and approved at today's meeting of the Supervisory Board. The annual financial statements of Schering AG, the consolidated financial statements, as well as the management report for Schering AG and the Schering AG Group for the fiscal year 2003 were audited by BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, Germany, the auditors commissioned by the Supervisory Board, and granted an unqualified audit opinion. The auditors attended the meeting of the Supervisory Board and reported on the results of the audit, which were noted and approved by the Supervisory Board. The auditors also reported on the results of the audit of the Group's risk management system. Upon completion of its examination, the Supervisory Board did not raise any objections. The Supervisory Board approved the annual financial statements of Schering AG and the consolidated financial statements; the annual financial statements of Schering AG are thereby adopted. The Supervisory Board concurs with the Executive Board's proposal for the appropriation of profits.

On April 10, 2003, Dr. Jörg Spiekerkötter was appointed a regular Executive Board member for the remainder of his term until 2007. He is Schering AG's labor director and the Board member responsible for Finance and Administration, Information Technology and Human Resources.

Effective October 1, 2003, the Supervisory Board appointed Mr. Marc Rubin, MD to the Executive Board. He is responsible for Development.

Professor Dr. Klaus Pohle, Vice Chairman of the Executive Board, retired from Schering AG effective April 10, 2003. The Supervisory Board would like to thank Professor Pohle for the many significant contributions he made to the Company during his more than twenty years' service on Schering AG's Executive Board.

Berlin, March 2, 2004

The Supervisory Board

Dr. Giuseppe Vita

Chairman

Supervisory Board

as of February 15, 2004

Dr. Giuseppe Vita, Berlin; * Apr. 28, 1935 Chairman of the Supervisory Board First elected: Apr. 26, 2001 Elected until: Apr. 16, 2004
Chairman of the Supervisory Board – Axel Springer Verlag AG, Berlin – HUGO BOSS AG, Metzingen
Member of the Supervisory Board – Allianz Lebensversicherungs-AG, Stuttgart – Medical Park AG, Bad Wiessee – Vattenfall Europe AG, Berlin
Chairman of the Administrative Board – Riunione Adriatica di Sicurtà (RAS) S.p.A., Milan
Member of the Administrative Board – Techosp S.p.A., Milan – Marzotto S.p.A., Valdagno
Norbert Deutschmann, Berlin; * Apr. 11, 1951 Vice Chairman of the Supervisory Board First elected: Apr. 27, 1999 Elected until: Apr. 16, 2004
Chairman of the Berlin Works Council of Schering AG, Berlin
Dr. rer. oec. Karl-Hermann Baumann, Munich; * Jul. 22, 1935 First elected: May 4, 1994 Elected until: Apr. 16, 2004
Chairman of the Supervisory Board – Siemens AG, Berlin and Munich
Member of the Supervisory Board – Deutsche Bank AG, Frankfurt/Main – E.ON AG, Dusseldorf – Linde AG, Wiesbaden – ThyssenKrupp AG, Dusseldorf – Wilhelm von Finck AG, Grasbrunn
Prof. Dr. Piet Borst, Amsterdam; * Jul. 5, 1934 First elected: Feb. 9, 2000 Elected until: Apr. 16, 2004
Professor of Clinical Biochemistry, University of Amsterdam Director Emeritus of the Netherlands Cancer Institute, Amsterdam
Dr. Mathias Döpfner, Berlin; * Jan. 15, 1963 First elected: Apr. 26, 2001 Elected until: Apr. 16, 2004
Chairman of the Executive Board – Axel Springer Verlag AG, Berlin
Member of the Supervisory Board (Group mandate) – ProSiebenSat.1 Media AG, Unterföhring
Prof. John A. Dormandy, D.Sc. FRCS, London; * May 5, 1937 First elected: Apr. 30, 1996 Elected until: Apr. 16, 2004
Professor of Vascular Sciences, University of London Director, Vascular Clinical Research Unit, St. George's Hospital, London
Joachim Elsholz, Berlin; * Sept. 2, 1949 First elected: Oct. 1, 2000 Elected until: Apr. 16, 2004
Head of Berlin Liaison Office of Industriegewerkschaft Bergbau, Chemie, Energie
Member of the Supervisory Board – Bayer CropScience AG, Monheim
Dr. rer. pol. Reiner Hagemann, Munich; * Dec. 7, 1947 First elected: Jan. 1, 1997 Elected until: Apr. 16, 2004
Chairman of the Executive Board – Allianz Versicherungs-AG, Munich
Member of the Supervisory Board – E.ON Energie AG, Munich – Steag AG, Essen
Domestic Group mandates:

Chairman of the Supervisory Board

– Allianz Private Krankenversicherungs-AG,
Munich

– Bayerische Versicherungsbank AG,
Munich

– Frankfurter Versicherungs-AG,
Frankfurt/Main

– Euler Hermes Kreditversicherungs-AG, Hamburg

Member of the Supervisory Board – Allianz Global Risks Rückversicherungs-AG, Munich

Foreign Group mandates:

– Allianz Cornhill Insurance plc, London

– Allianz Elementar Lebensversicherungs-
AG, Vienna

– Allianz Elementar Versicherungs-AG,
Vienna

– Allianz Investmentbank Aktiengesell-
schaft, Vienna

– Allianz Irish Life, Dublin

– Allianz Suisse Lebensversicherungs-AG,
Zurich

– Allianz Suisse Versicherungs-AG, Zurich

– EULER & HERMES, Paris

– RAS International N.V., Amsterdam

Johannes Heitbaum, Werne; * Jun. 10, 1963 First elected: Apr. 27, 1999 Elected until: Apr. 16, 2004
Vice Chairman of the Bergkamen Works Council of Schering AG, Berlin
Dr. h.c. Martin Kohlhaussen, Bad Homburg v.d.H.; * Nov. 6, 1935 First elected: Apr. 30, 1996 Elected until: Apr. 16, 2004
Chairman of the Supervisory Board – Commerzbank AG, Frankfurt/Main
Vice Chairman of the Supervisory Board – Infineon Technologies AG, Munich
Member of the Supervisory Board – Bayer AG, Leverkusen – Heraeus Holding GmbH, Hanau – Hochtief AG, Essen – ThyssenKrupp AG, Dusseldorf – Verlagsgruppe Georg von Holtzbrinck GmbH, Stuttgart
Hermann-Josef Lamberti, Königstein im Taunus; * Feb. 5, 1956 First elected: Apr. 26, 2001 Elected until: Apr. 16, 2004
Member of the Executive Board – Deutsche Bank AG, Frankfurt/Main

Chairman of the Supervisory Board

– Deutsche Bank Privat- und Geschäfts-
kunden AG, Frankfurt/Main
(Group mandate)

– Deutsche Bank S.A./N.V., Brussels
(Group mandate)

– Deutsche Bank S.A.E., Barcelona
(Group mandate)

– e-millennium 1 GmbH & Co.KG, Munich

– european transaction bank AG,
Frankfurt/Main (Group mandate)

Member of the Supervisory Board – Fiat S.p.A., Turin
Member of the Advisory Board – Barmenia Versicherungen, Wuppertal
Member of the Company Board – Carl-Zeiss-Stiftung, Oberkochen
Member of the Board of Directors – Euroclear Bank S.A., Brussels – Euroclear plc, London
Dr. med. Hans-Peter Niendorf, Berlin; * Jun. 25, 1946 First elected: Apr. 27, 1999 Elected until: Apr. 16, 2004
Head of Corporate Clinical Development Diagnostics&Radiopharmaceuticals, Schering AG, Berlin
Hans-Jürgen Scheel, Berlin; * Jun. 21, 1943 First elected: Feb. 11, 1994 Elected until: Apr. 16, 2004
Corporate Human Resources Schering AG, Berlin
Günter Schmitt, Berlin; * Jan. 13, 1943 First elected: Apr. 27, 1999 Elected until: Apr. 16, 2004
Member of the Berlin Works Council of Schering AG, Berlin
Dr. rer. oec. Ulrich Sommer, Berlin; * Jun. 1, 1947 First elected: Apr. 27, 1999 Elected until: Apr. 16, 2004
Area Manager Marketing Europe Region, Schering AG, Berlin
Heinz-Georg Webers, Bergkamen; * Dec. 27, 1959 First elected: Apr. 27, 1999 Elected until: Apr. 16, 2004
Chairman of the Company Works Council and Chairman of the Bergkamen Works Council of Schering AG, Berlin

Committees formed by the Supervisory Board

Executive Committee

Dr. Giuseppe Vita (Chairman)

Norbert Deutschmann

Dr. Reiner Hagemann

Heinz-Georg Webers

Audit Committee

Dr. Karl-Hermann Baumann (Chairman)

Norbert Deutschmann

Dr. Giuseppe Vita

Heinz-Georg Webers

Nomination and Compensation Committee

Dr. Giuseppe Vita (Chairman)

Norbert Deutschmann

Dr. Reiner Hagemann

Hans-Jürgen Scheel

Research and Development Committee

Dr. Giuseppe Vita (Chairman)

Prof. Dr. Piet Borst

Norbert Deutschmann

Prof. John A. Dormandy

Dr. Hans-Peter Niendorf

Dr. Ulrich Sommer

Committee stipulated in section 27 (3) of the MitbestG

Norbert Deutschmann

Joachim Elsholz

Dr. Reiner Hagemann

Dr. Giuseppe Vita

Corporate Governance

The interaction between the shareholders, the Supervisory Board, and the Executive Board at Schering AG has traditionally been characterized by a sense of responsibility and transparency. The Company has consistently implemented not only all statutory provisions, but also more far-reaching corporate governance principles.

German Corporate Governance Code

The following report has been prepared by the Executive Board, also on behalf of the Supervisory Board, in accordance with section 3.10 of the German Corporate Governance Code.

Schering AG implemented the recommendations of the German Corporate Governance Code without restrictions in fiscal year 2003. In December 2003, the Executive Board and the Supervisory Board agreed in separate meetings on the following declaration of conformity in accordance with section 161 of the German Stock Corporation Act (Aktiengesetz):

“ Schering AG complies with the recommendations of the German Corporate Governance Code from November 7, 2002. Schering AG will comply with the recommendations of the Code set forth on May 21, 2003. The remuneration of the Chairman of the Executive Board and the Chairman of the Supervisory Board will be announced individually; the remuneration of the remaining members of both the Executive and the Supervisory Board will be consolidated and announced.”

The declaration of conformity has been published on our homepage at www. Schering.de, under Investor Relations, section Corporate Governance, and will be updated in the event of any changes.

We do not publish the individual compensation of every member of the Executive Board and the Supervisory Board.

Schering AG also complies with the German Corporate Governance Code's non-binding suggestions, with the exception of the following: the Company appoints proxies who are available to the shareholders to exercise their voting rights at the Annual General Meeting (AGM), and who will accept instructions before, but not during the AGM; the AGM is not broadcast on the Internet; the term of first-time appointments to the Executive Board varies; members of the Supervisory Board are not elected at different dates.

U.S. Corporate Governance rules

Since our shares are listed on the New York Stock Exchange, Schering AG must also apply the latter's admission rules, as well as U.S. capital market legislation, and in particular the Sarbanes-Oxley Act passed in 2002 and the U.S. Securities and Exchange Commission's (SEC) implementing rules. This aims to improve investor protection and strengthen confidence in the capital markets. We have implemented these provisions or will implement them within the applicable periods.

Corporate governance and corporate control: Executive Board and Supervisory Board

The Executive Board of Schering AG presently consists of 6 members, and is the managing body for the Group. Its work is guided by the principle of a sustainable increase in company value.

The Supervisory Board of Schering AG consists of 16 members, 8 of whom are elected by the General Meeting, and 8 of whom are elected by our employees in accordance with the provisions of the German Co-determination Act (Mitbestimmungsgesetz). A major part of the Supervisory Board's activities is performed by committees.

The mandates held by members of the Executive Board are shown under >> Positions Held by the Executive Board << and the mandates held by members of the Supervisory Board are shown under >> Positions held by the Supervisory Board <<

The Executive Board reports regularly, promptly, and extensively to the Supervisory Board on all questions relating to business planning, strategic further development, business developments, and the position of the Group, including its risk position and risk management. Any business developments that depart from the plans and objectives are discussed in detail. The Company's strategic orientation is agreed with the Supervisory Board. The Supervisory Board has specified provisions requiring the consent of the Supervisory Board for significant transactions.

The term of office for all members of the Supervisory Board ends at the Annual General Meeting on April 16, 2004.

The Company has taken out a Directors' and Officers' (D&O) liability and insurance policy that covers claims brought against members of the executive bodies. Among other things, it provides for an appropriate deductible for members of the Executive Board and the Supervisory Board.

Any advisory or other service agreements and contracts for work between a member of the Supervisory Board and the Company have received the Supervisory Board's approval. Conflicts of interest must be reported to the Supervisory Board immediately. No members of the Executive Board or the Supervisory Board reported such a conflict of interest.

Exercise of shareholder rights: the General Meeting

Shareholders exercise their decision-making and supervisory rights at the Annual General Meeting, where each share entitles the holder to one vote. Shareholders have the option to exercise their voting right in person or via a proxy of their choice – who may be a shareholders' association or a proxy appointed by the Company who will vote as instructed. The appointment of a proxy must be submitted in writing. Schering AG enables shareholders to exercise their rights in their absence by appointing a proxy. The Executive Board has therefore appointed proxies to exercise shareholders' rights as instructed. This option is open to all shareholders who do not attend in person or who do not wish to commission their custodian bank or another third party to exercise their voting rights.

Performance-related compensation of the Executive and Supervisory Board

Members of the Executive Board receive an annual remuneration, consisting of fixed and variable compensation components. Until 2003, the amount of the variable portion depended on the amount of the dividend. Starting in fiscal year 2004, the variable portion will depend on the development of earnings per share. The performance-related component of the compensation is supplemented by stock option grants, which sets forth that Executive Board members personally invest in Schering AG shares. Under the terms of Schering AG's stock option plans, the members of the Executive Board hold non-transferable stock options and stock appreciation rights that are tied to specific obligations. In particular, the number of shares that can be subscribed depends on the performance of Schering AG's shares both in absolute terms and compared with a benchmark index.

The Supervisory Board receives a fixed amount annually in addition to variable compensation, which depends on the dividend distributed. The Supervisory Board has decided to distribute this total amount among its members, taking particular account of chairmanship and deputy chairmanship activities in the Supervisory Board and membership of its committees. Members of the Executive Committee of the Supervisory Board receive €30,000; members of the Audit Committee receive €25,000 (the chair receives €75,000); members of the Nomination and Compensation Committee receive €20,000; members of the Research and Development Committee receive €20,000. In addition, the Company reimburses the expenses of all Supervisory Board members as well as the sales tax to be paid on their compensation.

A reorganization will be proposed for the Supervisory Board's compensation at the Annual General Meeting on April 16, 2004. In addition to a fixed amount for every member of the Supervisory Board, this will, in the future, include a fixed aggregate amount to be distributed among the members dependent on their membership of committees. Members of the Supervisory Board will receive long-term variable compensation components, in addition to short-term variable components, to make the compensation even more closely dependent on the Company's success in the future. The long-term components will be linked to the development of earnings per share or the performance of Schering AG shares.

Audit

At the Annual General Meeting on April 10, 2003, BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, Germany, was appointed as the auditors and Group auditors for fiscal year 2003. The Audit Committee commissioned the auditors on behalf of the Supervisory Board and stipulated the primary focuses of the audit.

Fees billed by BDO for professional services were as follows:

€m	2003	2002
Audit Fees	3.5	3.4
Audit-related Fees	0.1	0.0
Tax Fees	0.3	0.2
All other Fees	0.0	0.1
Total	3.9	3.7

Responsible risk management

Good corporate governance also includes the responsible management of risks by a company. A detailed discussion of the risk management provisions and measures taken by Schering AG is given under “Risk Management Report”.

Transparency and communication

Schering AG is committed to making comprehensive information available to the financial markets and all other parties interested in the development of the Company at the same time. As part of the continuous refinement of our open and fair communication policy, we have redesigned our web site, www. Schering.de. In addition to an extended information offering and improved navigation, we offer extensive information about corporate governance in the relevant section. This includes Schering AG's Articles of Association, the Supervisory Board's rules of procedure, and an overview of its committees.

In addition, Schering AG presents the Executive and Supervisory Boards' tasks, functions, mandates, and publishes the declaration of conformity in its current version of the German Corporate Governance Code. Securities transactions by members of the Executive Board and the Supervisory Board (directors' dealings) that are reportable under section 15a of the German Securities Trading Act (Wertpapierhandelsgesetz) and important information about the Annual General Meeting are published also here.

Code of Business Conduct and Ethics

As part of the Company's explicit commitment to a high standard of ethical principles, a Code of Business Conduct and Ethics has been adopted by the Executive Board and the Supervisory Board of Schering AG. It describes the values, principles and practices that guide business conduct in the Schering AG Group. It is applicable to all employees worldwide as well as to members of the Executive Board and of the Supervisory Board.

This Code reflects the objective of management to reinforce company-wide ethical standards and to sustain a work environment that fosters integrity, respect and fairness. It represents a binding framework for all employees worldwide, and defines, among other things, conduct in international business activities, the management of conflicts of interest, questions of equality, the role of internal control systems, and the claim of compliance with legal standards and other internal rules. It is the conviction of management that the long-term interests of the company are best served by following the policy strictly to be lawful, highly principled and socially responsible in all business activities.

The complete version of the Code has been published on our website under “About Schering”.

Management report

Business trends: Schering AG Group

The management report of Schering AG and of the Schering AG Group have been combined. The following provides an overview of business trends in the Schering AG Group as a whole and for our individual segments.

Percentage changes in our depiction of sales developments have been calculated on the basis of figures expressed in thousands of euros.

Consolidated income statements Schering AG Group
	€m		% of net sales
	2003	2002	2003	2002
Net sales	4,828	5,023	100%	100%
Cost of sales	–1,233	–1,212	26%	24%
Gross profit	3,595	3,811	74%	76%
Costs of
marketing and selling	–1,525	–1,629	32%	32%
engineering and administration	–566	–566	12%	11%
research and development	–924	–947	19%	19%
Other operating income	399	370
Other operating expenses	–293	–298
Operating profit	686	741	14%	15%
Financial result	15	–23
Income from disposal of Aventis CropScience	—	689
Acquisition-related expenses	—	–262
Profit from ordinary activities	701	1,145	15%	23%
Income taxes	–255	–276	5%	5%
Net profit before minority interest	446	869	9%	17%
Minority interest	–3	–2
Net profit	443	867	9%	17%

Net sales

In 2003, the Schering AG Group generated organic sales growth of 6%, mainly due to increased sales volumes. Net sales were negatively impacted by the continued strength of the euro of 9% and by structure effects of 1%. In euros, net sales therefore decreased by 4% to €4,828m.

Our top 10 products made a particularly significant contribution to the increase in net sales (+12% currency adjusted). Our innovative contraceptive Yasmin® gained market shares in all key countries and more than doubled its net sales in local currencies in 2003. The intrauterine system Mirena® also had an outstanding year (+29% currency adjusted). Our top-selling product Betaferon® (marketed in the U.S. and Canada under the trade name Betaseron®) recorded solid growth of 8% for 2003 in local currencies.

Net sales by Region Schering AG Group
	€m		Change from 2002				% of total
	2003	2002	total	volume/price	currency	structure*	2003	2002
Europe Region	2,387	2,357	+1%	+5%	–1%	–3%	49%	47%
United States Region	1,203	1,282	–6%	+10%	–19%	+3%	25%	25%
Japan Region	517	579	–11%	–1%	–10%	0%	11%	12%
Latin America/Canada Region	383	430	–11%	+15%	–26%	0%	8%	9%
Asia/Middle East Region	199	224	–11%	–1%	–10%	0%	4%	4%
Other Activities	139	151	–8%	–5%	–3%	0%	3%	3%
Total	4,828	5,023	–4%	+6%	–9%	–1%	100%	100%
* Effects from acquisitions and divestitures

In the year under review, Schering AG Group recorded volume increases, which made a substantial contribution to organic sales growth in all Regions. However, the negative exchange rate effects reduced net sales in all Regions. Net sales in the Europe Region rose by 5% after adjustment for exchange rate and divestiture effects. Great Britain and a number of Eastern European countries even achieved double-digit growth rates in local currencies. This positive development contrasted with the negative divestiture effects in Germany and Finland of 3% and a slight negative impact from exchange rates of 1%.

In the United States Region, the increase in net sales of 13% in local currency was due to an organic growth of 10% and to an acquisition-related growth of 3%. The organic growth was based primarily on volume increases. However, the sharp devaluation of the U.S. dollar against the euro led to a negative exchange rate effect of 19%, reducing net sales in this Region by 6% overall.

In the Japan Region, price effects (–3%), due to government-imposed price cuts, were almost offset by the increase in volumes (+2%). Overall, however, net sales in this Region decreased by 11% due to negative exchange rate effects.

In local currencies, we generated our highest net sales increase of 15% in the Latin America/Canada Region. Sales volumes (+5%) and positive price effects (+10%) contributed to this increase. The recognized decline in total net sales in the Latin America/Canada Region (–11%) was due to substantially lower exchange rates against the euro.

Net sales in the Asia/Middle East Region declined by 1% after adjustment for exchange rate effects, with a 5% decrease in prices being almost offset by a 4% increase in volumes. This Region also recorded adverse exchange rate effects (–10%), leading to an overall decline in net sales of 11%.

Net sales by Business Area and key indication areas* Schering AG Group
	€m		Change from 2002				% of total
	2003	2002	total	volume/price	currency	structure**	2003	2002
Gynecology&Andrology	1,622	1,613	+1%	+11%	–10%	0%	34%	32%
Fertility control	1,333	1,256	+6%	+16%	–10%	0%	28%	25%
Hormone therapy	286	350	–18%	–7%	–10%	–1%	6%	7%
Specialized Therapeutics	1,560	1,637	–5%	+5%	–9%	–1%	32%	33%
Central nervous system (CNS)	852	873	–2%	+7%	–9%	0%	18%	17%
Oncology	449	414	+8%	+13%	–12%	+7%	9%	8%
Cardiovascular	152	192	–21%	–13%	–8%	0%	3%	4%
Diagnostics& Radiopharmaceuticals	1,312	1,406	–7%	+4%	–11%	0%	27%	28%
X-ray contrast media	598	654	–9%	0%	–9%	0%	12%	13%
MRI contrast agents	322	334	–4%	+8%	–12%	0%	7%	7%
Radiopharmaceuticals	133	146	–9%	–6%	–3%	0%	3%	3%
Application technologies	254	264	–4%	+15%	–19%	0%	5%	5%
Dermatology	200	217	–7%	+3%	–8%	–2%	4%	4%
Other sources	134	150	–10%	–5%	–5%	0%	3%	3%
Total	4,828	5,023	–4%	+6%	–9%	–1%	100%	100%
*The indented figures do not correspond to the total sales figures for the Business Areas since only key indication areas are listed.
**Effects from acquisitions and divestitures

Net sales in the Gynecology&Andrology business area increased by 11% in local currencies. This was particularly due to the increase of 16% in the field of fertility control, with Yasmin® sales more than doubling in 2003 in local currencies. Reaching total net sales of €290m, Yasmin® is now the Group's third-largest product. In addition, Mirena® recorded an above-average increase in net sales of 29% in local currencies. In contrast, net sales in our hormone therapy business decreased by 8% currency adjusted. Despite negative exchange rate effects (–10%), total net sales in the Gynecology&Andrology business area rose by 1% to €1,622m.

Specialized Therapeutics business area recorded an organic sales growth of 5%. Considering negative exchange rate and structure effects, total net sales decreased by 5% to €1,560m. The net structure effect includes Leukine® sales in the first half of 2003 (€32m) and the sale of non-core products (€–50m). Organic growth in the Specialized Therapeutics business area was primarily driven by the increase in net sales of Betaferon®, Campath® (marketed outside of the U.S. under the trade name MabCampath®), and Fludara®. Net sales of Betaferon® amounted to €770m (+ 8% currency adjusted). This solid growth was facilitated by the continuous improvement of Betaferon®, increasing user-friendliness for patients. In 2003, our cancer therapy Campath® recorded an increase in net sales to €63m compared with €46m in 2002. This positive effect was partly due to combining Campath® and Fludara® as a new therapy option. In the case of Fludara®, which lost its patent protection in the U.S. in August 2003, positive volume/price effects resulted in a net sales increase of 5% in local currencies.

Top-selling products Schering AG Group
		Net sales 2003 €m	Change from 2002
			total	currency adjusted
1	Betaferon®/Betaseron® (therapeutics)	770	–2%	+8%
2	Magnevist® (diagnostics)	300	–7%	+5%
3	Yasmin® (fertility control)	290	+91%	+115%
4	Iopamiron® (diagnostics)	263	–12%	–2%
5	Ultravist® (diagnostics)	236	–2%	+4%
6	Diane® (gynecology)	202	–10%	–4%
7	Mirena® (fertility control)	164	+20%	+29%
8	Fludara® (therapeutics)	140	–6%	+5%
9	Microgynon® (fertility control)	122	–6%	+7%
10	Meliane® (fertility control)	119	–6%	+1%
	Total	2,606	+2%	+12%
	Total as % of Group sales	54%

In the Diagnostics&Radiopharmaceuticals business area, net sales in 2003 increased by 4% in local currencies. Negative currency effects of 11% led to a decline in euro terms in net sales of 7% to €1,312m. In the field of X-ray contrast media, lower prices (–4%) were compensated by an increase in sales volume of 4%. Net sales in the field of magnetic resonance imaging (MRI) contrast agents increased by 8% in local currencies. This was driven by increased net sales of Magnevist® and substantial gains on our new products Gadovist® and Resovist®. In 2003, we recorded a currency adjusted growth rate of 15% in application technologies for contrast agents. Since our application technologies business is managed centrally from the United States, we allocate global sales of the Medrad Group to the United States Region. Due to the translation to euro, this led to a negative exchange rate effect of 19%.

In the Dermatology business area, we recorded an organic growth of 3%. Our top-selling products in this Business Area – Advantan®, Skinoren®, and Travocort® – made an above-average contribution to this increase. Currency effects and the divestiture of the general practitioner business of former Asche AG in 2002 resulted in an overall decrease in net sales of 7% to €200m.

Gross profit

Gross profit declined by 6% from €3,811m in 2002 to €3,595m in 2003. This decline exceeded the decrease in net sales of 4%. This was mainly due to the fact that a large portion of our production is accounted for in euro. The negative impact of the continuing strength of the European currency on net sales is therefore stronger than the currency-related decrease in production costs occurring outside the euro zone.

Operating profit

At €686m, operating profit was down 7% on the previous year's figure. Marketing and selling costs declined to a greater extent (–6%) than net sales. Engineering and administration costs were flat year-on-year at €566m. Research and development costs decreased by 2% to €924m (2002: €947m). Their ratio to net sales remained stable, at 19%. The improvement in net Other operating income and expenses in the amount of €34m was mainly due to greater gains from exchange rate hedges.

Financial result

The financial result improved by €38m compared to 2002. This was due, among other things, to lower write-downs on investments (€7m) as compared to the previous year (€26m). In addition, the absence of income from our share in the result of Aventis CropScience (2002: €45m) was partially offset by the profit from the sale of our interest in Oy Leiras Finland AB (€22m).

Income taxes

Income taxes declined from €276m to €255 in fiscal year 2003. The increase in the effective tax rate to 36%, up from 24% in 2002, is primarily due to tax-free income from the disposal of our interest in Aventis CropScience in 2002.

Net profit

Net profit decreased from €867m in 2002 to €443m in 2003. Basic earnings per share amounted to €2.28, down from €4.39 in 2002. The 2002 net profit includes one-time effects. To facilitate comparability, the following table provides a reconciliation of the 2002 net profit reported under International Financial Reporting Standards (IFRS) to the net profit adjusted for one-time effects, plus the resulting adjusted basic earnings per share:

€m; per share amounts in €	2003	2002	Change
Net profit as reported under IFRS	443	867	–49%
Income from disposal of Aventis CropScience	—	–689	—
Acquisition-related expenses	—	262	—
One-time tax effects	—	24	—
Net profit on a comparable basis	443	464	–5%
Basic earnings per share on a comparable basis	2.28	2.35	–3%

Acquisition-related expenses in 2002 mainly related to the acquisition of the rights to the project to develop Leukine® in Crohn's disease, and the formation of the “ Schering Stiftung” (a foundation under German law) for the promotion of science and culture.

Net profit declined 5% in 2003 compared with the adjusted net profit in 2002, while basic earnings per share in 2003 were 3% down year-on-year.

Results of operations by segment

The segments used have been identified in accordance with the provisions of IAS 14 (revised). The primary basis of segment reporting is geographic. This reflects the management structure of our sales organization, our internal reporting systems, and what we believe to be the predominant source and nature of risks and returns in our business. Our segment reporting comprises five geographical segments (Europe Region, United States Region, Japan Region, Latin America/Canada Region, and Asia/Middle East Region). Other Activities (primarily our pharmaceutical chemicals business) are managed and reported on a worldwide basis and are therefore presented as a separate segment.

Segment performance is the internal benchmark for success used in Schering AG's internal management systems. Transfers from our centralized production facilities in Europe are charged to segments at standard production cost. Research and development expenses are not included in segment performance, as the corresponding activities are managed on a worldwide basis.

Results of operations by segment Schering AG Group
	€m		Change from 2002	% of total
	2003	2002		2003	2002
Net sales
Europe Region	2,387	2,357	+1%	49%	47%
United States Region	1,203	1,282	–6%	25%	25%
Japan Region	517	579	–11%	11%	12%
Latin America/Canada Region	383	430	–11%	8%	9%
Asia/Middle East Region	199	224	–11%	4%	4%
Other Activities	139	151	–8%	3%	3%
Total	4,828	5,023	–4%	100%	100%

Segment performance
Europe Region	1,031	1,040	–1%	55%	54%
United States Region	394	366	+8%	21%	19%
Japan Region	202	229	–12%	11%	12%
Latin America/Canada Region	137	143	–4%	7%	7%
Asia/Middle East Region	68	82	–17%	3%	4%
Other Activities	57	75	–24%	3%	4%
Total	1,889	1,935	–2%	100%	100%

EUROPE REGION

The geographic segment referred to in this annual report as the Europe Region comprises the member states of the European Union, all other countries in continental Europe, Turkey, the countries making up the Commonwealth of Independent States, South Africa, Australia, New Zealand, and our African export markets (excluding Egypt and Libya). Net sales for the Europe Region also include global net sales by the Group companies Schering Oy (formerly Leiras Oy), Jenapharm, CIS bio international, and the Justesa Imagen Group. Germany, France, Great Britain, Italy, and Spain were the five strongest markets in this Region in the period under review, accounting for 62% of net sales generated in this segment in 2003.

Net sales in the Europe Region by Business Area Schering AG Group
	€m		Change from 2002	% of total
	2003	2002		2003	2002
Gynecology&Andrology	971	921	+5%	41%	39%
Specialized Therapeutics	835	843	–1%	35%	36%
Diagnostics&Radiopharmaceuticals	449	450	0%	19%	19%
Dermatology	125	132	–5%	5%	6%
Other sources	7	11	–38%	0%	0%
Total	2,387	2,357	+1%	100%	100%

Net sales

Net sales in the Europe Region increased by 1% to €2,387m in 2003. The rise was due to positive price and volume effects (+5%), compared to negative structure effects (–3%) and exchange rate effects (–1%). The structure effects include the divestiture of the general practitioner division of AWAG Arzneimittelwerke Altona AG (formerly Asche AG) in Germany in 2002, as well as the sale of the non-strategic, domestic portion of our Finnish operations. Overall, net sales in the Europe Region were impacted by increasing governmental price control and intensified competition from generic products, especially in Germany, France and Italy.

Net sales increased in our major markets, with the exception of Germany. In Germany, net sales declined by 5% to €544m in 2003, primarily as a result of the divestiture (–2%) as well as negative price effects due to cost-cutting measures in the healthcare sector (–2%). In contrast, net sales in Great Britain rose by 4% (+14% currency adjusted), mainly due to substantial increases in volumes of Yasmin®, Diane® and Betaferon®. Net sales in Spain rose by 3% (+4% currency adjusted) due to the launch of Yasmin® and increased sales volumes of Betaferon®. The growth in net sales in France and Italy (+4% each) was also due to increased sales of Yasmin®. In Italy, Yasmin®, within a year of its launch, generated net sales of €19m, or 7% of total net sales for this country. In addition to Great Britain, we recorded double-digit increases in net sales in local currencies for the following European markets: Belgium (+12%), Turkey (+21%) and Russia (+33%) as well as the majority of other Eastern European countries.

In the Gynecology&Andrology business area, we achieved net sales growth of 7% after adjustment for exchange rate effects. This was based on increased volumes (+6%), and slightly higher prices (+2%), taking divestiture effects in Germany and Finland (totaling –1%) into account. The positive development in our fertility control business (+11% currency adjusted) more than compensated for a decline in sales of our hormone therapy business. Particularly noteworthy are Yasmin®, sales of which more than doubled in 2003 to €115m, and the double-digit increases in net sales in local currencies recorded by Mirena® (+20%) and Microgynon® (+11%).

After adjustment for exchange rate effects, net sales in the Specialized Therapeutics business area remained at last year's level. Sales volumes increased by 10% in 2003, but were offset by negative price effects (–4%) and divestiture effects in Germany and Finland (totaling –6%). The increase in net sales in local currencies was due particularly to Betaferon® (+10%), Fludara® (+19%), and MabCampath® (+22%). Net sales of Bonefos® decreased by 4% currency adjusted, due to the sharp decline in prices caused by competition from generic products.

Net sales in the Diagnostics&Radiopharmaceuticals business area increased by 2% after adjustment for exchange rate effects in 2003. Higher sales volumes (+4%) more than offset lower prices (–2%). This was due above all to developments of our two core products – Magnevist® and Ultravist® – which jointly accounted for 54% of net sales in this Business Area. Net sales of Ultravist® climbed 2% after adjustment for exchange rate effects, while we recorded a 4% rise in net sales of Magnevist®, also currency adjusted. Net sales of radiopharmaceuticals increased by 2% after adjustment for exchange rate effects.

The Dermatology business area recorded a decrease in net sales of 3% in local currencies in 2003. This was due to divestiture effects in Germany, which impacted this Business Area by 4%. Organic growth of 1% was the result of positive developments of Advantan® and Travocort®, which compensated the decline of Psorcutan®.

Segment performance

Segment performance declined by 1% to €1,031m in 2003. This was due to a decrease in gross profit, which was mainly the result of the impact of the German healthcare reform. This negative effect was offset by a reduction in overheads, especially a reduction in marketing and selling costs as well as administration costs.

UNITED STATES REGION

The geographic segment referred to in this annual report as the United States Region comprises the United States of America and Puerto Rico. The segment is divided into two subsegments. The Berlex subsegment covers all sales of pharmaceutical products in the United States Region generated by Berlex Inc. The second subsegment covers the business activities of the Medrad Group, which is active in the field of application technologies for contrast agents. Since Medrad is responsible for the global marketing of its products, this subsegment represents global net sales by Medrad and its subsidiaries.

Net sales for the United States Region by subsegment Schering AG Group
	€m		Change from 2002	% of total
	2003	2002		2003	2002
Berlex	951	1.019	–7%	79%	79%
Medrad	252	263	–4%	21%	21%
Total	1,203	1,282	–6%	100%	100%

Net sales for the United States Region by Business Area Schering AG Group
	€m		Change from 2002	% of total
	2003	2002		2003	2002
Gynecology&Andrology	271	252	+8%	23%	19%
Specialized Therapeutics	500	561	–11%	41%	44%
Diagnostics&Radiopharmaceuticals	423	460	–8%	35%	36%
Dermatology	9	9	+3%	1%	1%
Total	1,203	1,282	–6%	100%	100%

Net sales

Net sales in the United States Region declined by 6% to €1,203m in 2003, due to the sharp drop in the U.S. dollar compared to 2002. However, net sales rose by 13% after adjustment for exchange rate effects. Besides an increase in prices (+3%), this growth was particularly due to strong volume growth. In addition, 3% of this increase relates to sales of Leukine® in the first half of 2003 that are reported as structure effect.

Berlex accounted for €951m or 79% of total net sales in the United States Region in 2003, while Medrad contributed €252m, or 21%. After adjustment for exchange rate effects, Medrad's net sales rose by 15%, due to increased sales volumes of CT injection systems (+20%) and services (+24%). The United States Region generated €173m (69%) of Medrad's global sales in 2003, up from 68% in 2002.

Net sales in the Specialized Therapeutics business area, which accounted for approximately 53% of Berlex's net sales, rose by 7% in local currency in the year under review. This increase is due in particular to an increase in net sales of Leukine® from €33m in 2002 to €64m in 2003. Betaseron®, our best-selling product in this Region (€286m), recorded net sales growth of 2% after adjustment for exchange rate effects. Net sales of Campath® amounted to €47m in 2003, up from €33m in 2002 (+69% currency adjusted). This is due to the fact that Campath® is being used more often and at an earlier stage in the treatment of chronic lymphocytic leukemia. However, net sales of Fludara®, another cancer therapy, declined by 10% after adjustment for exchange rate effects, following the expiration of our patent for fludarabine phosphate in the U.S. in August 2003. Net sales of Betapace®, the market exclusivity of which expired in the United States in April 2000, continued to decline, decreasing to €26m in 2003.

Net sales in the Diagnostics&Radiopharmaceuticals business area increased by 10% in 2003 after adjustment for exchange rate effects. Excluding Medrad, net sales rose by 4% after adjustment for exchange rate effects. Negative price effects of 3% were overcompensated by volume increases of 7%. The crucial factor for this increase in net sales was the development of Magnevist® (+9% currency adjusted). The increased use of Magnevist® in MRI scans clearly could be seen from the rise in volumes (+12%).

Our Gynecology&Andrology business area recorded strong sales growth of 30% after adjustment for exchange rate effects. This increase was primarily due to the continued excellent development of Yasmin®: net sales of this product almost doubled in local currency and accounted for €152m of net sales. Therefore, Yasmin® is our second-strongest product in this Region. Mirena® generated net sales of €45m, up 54% after adjustment for exchange rate effects. This positive development is partly due to its inclusion in additional reimbursement support programs. In our hormone therapy business, in contrast, positive price effects for Climara® (+4%) only partially offset lower sales volumes (–14%).

Net sales in Dermatology, a business area which we are further developing in this Region, amounted to €9m in the year under review, an increase of 24% after adjustment for exchange rate effects. This growth was due to the market launch of Finacea™, a product used in the treatment of rosacea.

Segment performance

Segment performance improved by 8% to €394m in 2003. Negative currency effects, that lead to a decline in net sales, were partly offset by positive currency effects concerning overhead costs. In local currency, marketing and selling costs showed a single-digit percentage increase, whereby this increase remained below the net sales growth in local currency. Gross profit slightly decreased in percentage, because part of the production costs are accrued in euro. Products with higher gross profits, such as Yasmin®, could partially compensate for this currency-related deterioration.

JAPAN REGION

The geographic segment referred to in this annual report as the Japan Region covers the geographical territory of Japan, including the business generated by our Japanese subsidiary and direct sales by Schering AG to Japanese pharmaceutical companies.

Net sales in the Japan Region by Business Area Schering AG Group
	€m		Change from 2002	% of total
	2003	2002		2003	2002
Gynecology&Andrology	28	30	–8%	5%	5%
Specialized Therapeutics	117	129	–9%	23%	22%
Diagnostics&Radiopharmaceuticals	342	386	–11%	66%	67%
Dermatology	30	34	–11%	6%	6%
Total	517	579	–11%	100%	100%

Net sales

Net sales in the Japan Region declined in 2003 by 11% to €517m, due in particular to the strength of the euro against the yen. After adjustment for exchange rate effects, net sales declined by 1%, with increased sales volumes (+2%) almost offsetting government-imposed price reductions (–3%).

Net sales in the Diagnostics&Radiopharmaceuticals business area, which accounted for 66% of net sales in this Region in the year under review, declined by 2% currency adjusted. The primary reason for this decrease was a decline in net sales of the X-ray contrast medium Iopamiron® (–3%), related to a price decrease. This product accounted for €227m (66%) of net sales in this Business Area in 2003. In the case of Ultravist®, the drop in prices (–15%) was almost compensated by increased sales volumes (+14%).

The Specialized Therapeutics business area recorded a slight increase in net sales of 1% after adjustment for exchange rate effects, with volume growth (+2%) overcompensating the slight negative price effect (–1%). Net sales of Betaferon®, our third-strongest product in Japan in 2003, increased to €25m (+23% currency adjusted).

The Gynecology&Andrology business area recorded sales growth of 3% currency adjusted. Triquilar® further expanded our market leadership position in the field of fertility control with an increase in sales volumes of €2m in 2003.

In the Dermatology business area, net sales in local currency remained at previous year's level, with stable prices and almost constant sales volumes for our top-selling products, Neriproct® and Nerisona®.

Segment performance

Segment performance declined by 12% to €202m in 2003. Consequently, the percentage decrease of the segment performance was slightly higher than the decline in net sales. This was due to the slightly decreased gross profit in percentages, which was the result of production costs partly being accrued in euro. Restrictive cost management and a decrease in production costs, which was the result of more favorable purchase prices for iopamidol, the active substance in Iopamiron®, compensated for these negative currency effects.

LATIN AMERICA/CANADA REGION

The geographic segment referred to in this annual report as the Latin America/Canada Region comprises the countries of Latin America, the Caribbean and Canada. Brazil, Mexico and Canada were our three strongest markets in this Region in the period under review. We generated 62% of segment sales in these countries in 2003.

Net sales in the Latin America/Canada Region by Business Area Schering AG Group
	€m		Change from 2002	% of total
	2003	2002		2003	2002
Gynecology&Andrology	254	292	–13%	66%	68%
Specialized Therapeutics	73	73	0%	19%	17%
Diagnostics&Radiopharmaceuticals	29	33	–12%	8%	8%
Dermatology	22	26	–14%	6%	6%
Other Sources	5	6	–15%	1%	1%
Total	383	430	–11%	100%	100%

Net sales

Net sales in the Latin America/Canada Region declined by 11% to €383m in 2003. This development was mainly caused by the sharp drop in exchange rates against the euro in nearly all countries in the Region. However, currency adjusted net sales increased by 15%. This was due both to increased sales volumes (+5%) and to positive price effects (+10%). We recorded an increase in net sales in local currencies in the Region's three largest markets: Brazil (+8%), Mexico (+16%), and Canada (+3%). Net sales growth in local currencies was particularly strong in Argentina (+48%), where the market is recovering from its economic crisis, and in Venezuela (+50%).

Gynecology&Andrology was by far the strongest Business Area in this Region, generating net sales of €254m in 2003. We recorded a currency adjusted growth in net sales of 13% in this Business Area. The launch of Yasmin® was a particular success: by the end of 2003, this contraceptive was established in all major Latin American markets, with net sales up €16m. In the case of Diane®, our top-selling Gynecology&Andrology product in the Latin America/Canada Region, negative volume developments (–4%) were more than offset by positive price effects (+10%).

In the Specialized Therapeutics business area, net sales in local currencies rose by 18% in 2003. This was due to an increase in net sales of Betaferon®, which was the best-selling product in this Region in the year under review, with net sales of €45m (+19% currency adjusted).

Net sales in the Diagnostics&Radiopharmaceuticals business area rose by 14% in local currencies compared to 2002. This positive development was due to volume growth of Iopamiron®.

Segment performance

Segment performance declined by 4% to €137m in 2003. This reduction was therefore clearly lower than the percentage decline in the Region's net sales, since currency effects positively affected overhead costs. Overall, the relation of marketing and selling costs to net sales decreased.

ASIA/MIDDLE EAST REGION

The geographic segment referred to in this annual report as the Asia/Middle East Region comprises the countries of Asia (with exception of Japan), and of the Middle and Far East, as well as Egypt and Libya. In the period under review, South Korea, China and Thailand were the three top-selling markets in this Region, accounting for 47% of segment sales.

Net sales in the Asia/Middle East Region by Business Area Schering AG Group
	€m		Change from 2002	% of total
	2003	2002		2003	2002
Gynecology&Andrology	85	93	–8%	43%	42%
Specialized Therapeutics	32	30	+10%	16%	13%
Diagnostics&Radiopharmaceuticals	69	77	–11%	35%	35%
Dermatology	13	14	–13%	6%	6%
Other Sources	0	10	—	0%	4%
Total	199	224	–11%	100%	100%

Net sales

Net sales in the Asia/Middle East Region declined by 11% to €199m in 2003. This decline was due to negative exchange rate effects (–10%) as well as negative price effects (–5%). Despite a decline in net sales of €10m in Indonesia, due to the termination of a sales partnership, sales volumes increased by 4%. We recorded an increase in net sales in local currencies in the Region's three largest markets: South Korea (+6%), China (+18%), and Thailand (+12%); the Middle East (+5%) also developed well.

Net sales in local currency in the Gynecology&Andrology business area remained stable year-on-year. The increase in net sales (currency adjusted) of Yasmin®, which was primarily generated in the Middle East, and Microgynon® compensated for the decline in other products, particularly in the hormone therapy business.

Net sales in the Specialized Therapeutics business area rose by €5m (+17% currency adjusted). This increase is due in particular to volume growth of Betaferon® and Fludara®.

Net sales in the Diagnostics&Radiopharmaceuticals business area rose by 2% in 2003 after adjustment for exchange rate effects. Volume increases (+7%) were mainly offset by adverse price developments (–5%). Net sales of Ultravist®, which accounted for approximately 73% of net sales by this Business Area in this Region, rose by 5% after adjustment for exchange rate effects.

Segment performance

In 2003, segment performance declined by 17% to €68m. Aside from the net sales decline of 11% due to currency effects, gross profit slightly decreased because production costs were partly accrued in euro. In addition, marketing and selling costs increased relative to net sales.

OTHER ACTIVITIES

The Other Activities segment primarily consists of our pharmaceutical chemicals business with other pharmaceutical companies.

Net sales of Other Activities Schering AG Group
	€m		Change from 2002	% of total
	2003	2002		2003	2002
Pharmaceutical chemicals	118	121	–2%	85%	80%
Other	21	30	–32%	15%	20%
Total	139	151	–8%	100%	100%

Net sales

Net sales of the Other Activities segment decreased by 8% in 2003 to €139m. Net sales of pharmaceutical chemicals declined slightly by 2% to €118m. This was primarily due to negative exchange rate effects (–4%), which were almost offset by volume increases (+3%) for a number of active substances and intermediates.

Net sales of the Other subsegment declined to €21m, down 32% from previous year's figure. This was primarily due to lower net sales from sales partnerships and the discontinuation of toll manufacturing.

Segment performance

Segment performance declined by 24% to €57m in 2003. This decline was primarily due to lower net sales from cooperation businesses. In addition, due to price and currency effects, gross profit of the pharmaceutical chemicals business slightly declined despite lower production costs.

Liquidity and capital resources

The Schering AG Group's cash and cash equivalents as of December 31, 2003, amounted to €566m (December 31, 2002: €408m). As of December 31, 2003, the Group had a positive net cash position (which it defines as cash and cash equivalents and marketable securities less bank loans and overdrafts) of €629m, compared with €566m as of December 31, 2002. This positive net cash position was partially due to pension liabilities from German retirement benefit plans, which amounted to €458m as of December 31, 2003 (December 31, 2002: €439m). From an economic perspective, these liabilities constitute a long-term financial resource for the Group. Other pension obligations in Germany are funded through the Schering Pension Trust ( Schering Altersversorgung Treuhand Verein) founded in 2001. In 2001 and 2002, Schering AG transferred a total of €800m to the trust in addition to ongoing contributions.

We expect that cash flows from operating activities, along with available cash and cash equivalents and marketable securities, will be sufficient to fund all of our anticipated operating needs in 2004, including capital expenditures, research cooperation projects, debt service, and dividends.

Operating activities

Cash flows before working capital changes totaled €766m, up 2% on the 2002 figure (€749m), whereas the underlying net profit before minority interest declined from €869m in 2002 to €446m in 2003. These contrary trends are due to the fact that material amounts contained in the net profit before minority interest last year were attributable to cash flows from investing activities, not to cash flows before working capital changes (disposal of Aventis CropScience and acquisition of the Leukine® development project). In addition, our share in the profit of Aventis CropScience in 2002 did not impact cash flows.

In 2003, working capital increased by €185m (2002: €165m). This increase was mainly driven by inventory increases relating to the supply chain of drospirenone, an active substance in Yasmin®, as well as to an increase in receivables due to a strong business in local currencies during the fourth quarter as compared with 2002. As a result, cash flows from operating activities totaled €581m (2002: €584m).

Investing activities

Cash flows used in investing activities amounted to €161m in 2003, compared with cash flows from investing activities of €685m in 2002. The cash outflows in the year under review were mainly due to the purchase of fixed assets. Proceeds from the disposal of fixed assets contained €43m from the sale of our remaining 49% stake in Oy Leiras Finland AB. The cash flows from investing activities reported in 2002 were mainly due to the proceeds from the disposal of our 24% interest in Aventis CropScience for €1.5bn. Purchases of fixed assets in 2002 included the cost of the manufacturing and marketing rights to Leukine® in its approved indications.

Financing activities

Cash flows used in financing activities amounted to €247m in 2003, compared to €1,031m in the previous year. These cash flows mainly related to the distribution of a dividend of €180m paid in 2003 for the previous year (2002: €164m) as well as the purchase of treasury shares in the amount of €90m (2002: €234m). In addition, the decline in the cash flows used in financing activities was primarily due to a one-time contribution of €500m to the Schering pension trust in 2002.

Borrowings

Bank loans and overdrafts as of December 31, 2003, amounted to €110m, compared with €91m on December 31, 2002. €74m of these liabilities have a maturity of less than one year (December 31, 2002: €53m).

Acquisitions and divestitures

As part of our strategy, we seek to acquire both product rights and small to medium-sized enterprises in order to

— expand our product portfolio,

— acquire promising technical innovations, and

— strengthen our presence in key geographical markets.

We dispose of assets or businesses from time to time that we decide do not belong to our core business.

In the area of hematological oncology, we acquired exclusive rights to develop, sell and distribute MabCampath® in Japan, China and the Asian Pacific Basin from the U.S. biopharmaceutical company ILEX Oncology, Inc. in February 2003. We now have the worldwide marketing rights for this product, which we have been marketing in the United States and Europe since 2001.

In the course of further focusing our business on core competencies, we sold the remaining 49% of Oy Leiras Finland AB to the Nycomed Group for €43m in May 2003. This transaction completed the divestiture of the domestic business of former Leiras Oy, which merged with our Finnish subsidiary Schering Oy.

Capital expenditures

Capital expenditures 2003 Schering AG Group
Function	€m	in %
Production/Quality assurance and environmental protection	123	53%
Research and development	57	25%
Marketing and selling	42	18%
Other functions	9	4%
Total	231	100%

We generally fund capital expenditures out of cash flows from operating activities. Capital expenditures on property, plant and equipment totaled €231m in 2003. The year-on-year decrease is due to exchange rate effects as well as measures initiated in 2003 to tighten structures and processes.

In the year under review, 59% of expenditures related to Germany, 14% to other countries in the European Union, 16% to the United States, and 2% to Japan. 53% of our total capital budget was spent on production, quality assurance and environmental protection, and 25% on research and development. Marketing and selling and Other functions accounted for 22% of our investment budget.

In 2003, we continued consolidating the production of liquid and solid dosage forms, previously spread across two sites, at a single site in Berlin. We completed our substance library in Berlin, which is designed to support automated drug discovery in research.

We will increase capital expenditures to an anticipated total of €285m in the course of 2004 and, therefore, capital expenditures will be higher than in 2003. We will continue the construction of our new research building at our Berlin site. In production, a number of investments will be made to adapt our facilities to new products and markets, for example, to commission new blister and packaging lines for contrast media cartridges. We will invest in infrastructure measures at our Bergkamen site to ensure compliance with regulatory and technical standards. We will continue to expand our pharmaceutical production plant in Weimar. Further investments are earmarked for the modernization of our radiopharmaceuticals production facility in Saclay, France.

In the USA, we plan to finish the construction of a flexible development plant at our research location in Richmond, California. The plant will enable us to produce biotechnological substances and small molecules in the amounts needed in clinical trials. In Seattle, we plan to expand our biotechnology production facilities for Leukine®.

Based on the multitude of ongoing projects, which will show noteable payments in the coming years, we expect capital expenditure in 2005/2006 to remain at the same level as in 2004.

Research and development

Our global expenses on research and development decreased by 2% to €924m in 2003. This equaled 19% of Group sales.

€774m (84%) of our R&D expenses can be attributed to specific projects, and can be divided by Business Area as follows: Gynecology&Andrology 21%; Specialized Therapeutics 46%; Diagnostics&Radiopharmaceuticals 17%; Dermatology 6%.

Project-related R&D expenses Schering AG Group
€m	2003	2002
Gynecology&Andrology	162	175
Specialized Therapeutics	354	327
Diagnostics&Radiopharmaceuticals	134	137
Dermatology	48	57
Other research projects	76	59
Total	774	755

R&D expenses which cannot be allocated to specific projects primarily relate to pre-clinical research, administration, infrastructure, international project management, and indirect costs incurred in order to comply with regulations for registration.

In 2004, research and development expenses expressed as a percentage of net sales are likely to be at the level recorded in 2003.

Selected research and development projects
Project	Status	Indication
Gynecology&Andrology
Asoprisnil	Phase III	Selective progesterone receptor modulator for treatment of myomas (benign tumors of the uterine muscle)
Climodien® 1/2	EU: submitted for registration	Low dose variation of Climodien® provides relief of menopausal symptoms
E2/DNG pill	Phase III	Contraception for women in the late reproductive years (35–50), which is being clinically tested for potential beneficial effects on dysfunctional uterine bleeding (DUB)
Endometrion®	Phase III	Oral dienogest-containing product for the treatment of endometriosis (proliferation of endometrial tissue outside the uterus)
FC patch	Phase III	Estrogen/gestagen patch for fertility control, which is applied once a week
Lower-dose version of Yasmin®	U.S.: submitted for registration EU: submission for registration planned for 2004	Lower-dose version of the oral contraceptive Yasmin®, containing a reduced ethinylestradiol dose and drospirenone
“Male pill”	Phase II	Combination of gestagen implant with a testosterone injection for the suppression of sperm production
Menopausal levonorgestrel system (MLS)	Phase III	Intrauterine system (IUS) using the technology of Mirena®. Developed for menopausal women to protect the endometrium from growing while being treated with estrogen
Menostar®	EU and U.S.: submitted for registration	Patch with an ultra-low estrogen dose for prevention of postmenopausal osteoporosis
Specialized Therapeutics
CCR-1 antagonist	Phase II	Immunomodulator for oral treatment of MS. It inhibits migration of inflammatory cells into the central nervous system (via the blood-brain-barrier)
Fasudil Oral	Phase II	Active ingredient for the oral treatment of angina pectoris
Leukine®	Phase III	Hematopoetic growth factor (GM-CSF). Used in hematological oncology to stimulate cells of the innate immune system. Leukine® is currently in clinical development for the treatment of Crohn's disease
PTK/ZK	Phase III	Oral VEGF receptors tyrosine kinase inhibitor; anti-angiogenic small molecule designed to inhibit the formation of blood vessels that support tumor growth
Spheramine	Phase II	Consists of human cells that are attached to microcarriers and produce dopamine; used for cell therapy in Parkinson's disease
Diagnostics&Radiopharmaceuticals
b-CIT	EU: in Finland submitted for registration	Radiopharmaceutical product used to diagnose and assess the severity of Parkinson's disease
MS-325	U.S.: submitted for registration	MRI contrast agent based on gadolinium with a high signal intensity and a prolonged retention time in the bloodstream; simplifies imaging of the entire vascular system
Primovist™	EU: submitted for registration in Sweden Japan: Phase III completed	Highly specific MRI contrast agent for the imaging, detection and characterization of liver tumors and lesions
Scintimun® Granulocyte	EU: submitted for registration	Visualization of localized inflammations and infections in the body plus visualization of bone marrow metastases
SHU 555 C	Phase III	MRI contrast agent for angiography
Dermatology
Tisocalcitate	Phase II	Calcitriol analogue; topical active ingredient for the treatment of mild to moderate forms of psoriasis

Quality, environmental protection and safety

In the normal course of our business, we are exposed to the risk of possibly releasing pollutants into the environment that could cause personal injury or property damage, and that could entail substantial clean-up measures. We are subject to extensive regulation in the fields of quality and environmental, health, and safety matters in the countries where we manufacture and sell our products. We expect such regulations to become increasingly stringent in the future. Changes in applicable laws repeatedly require us to install additional emission controls, make significant alterations to our manufacturing processes, or clean up local contamination at facilities. Environmental regulations could also impact our business by restricting or prohibiting the distribution of our current products and forcing us to increase research and development spending.

We have obtained all essential quality, environmental, and safety permits and authorizations required for the operation of our facilities and the distribution of our products. We are in compliance with the relevant environmental, health and safety laws. The maintenance of high standards of protection and performance in these areas forms an integral part of our operations. With our internal audit systems and our participation in the Responsible Care program, a voluntary commitment by, for example, the German Chemical Industry Association (VCI – Verband der Chemischen Industrie), we aim at continuous improvements in these areas.

Our Integrated Management System (IMS) and the corresponding adaptation of our organizational structures enable us to optimize the processes used to ensure compliance with quality, environmental protection, and safety obligations. This Group-wide management system describes the standards for quality, environmental protection and safety that apply in our global company. It takes into account both regional differences and the requirements of the international standards for quality ISO 9001, as well as for environmental protection with ISO 14001 and EMAS (European Eco Management and Audit Scheme).

We are responsible for cleaning up certain sites that have been contaminated by the release or disposal of pollutants from former operations. In some cases, this liability is shared with others who are responsible for the contamination, or their successors in rights and obligations. Given our long history as a manufacturing enterprise, there may be other sites where we would be obliged to take over part or all of the clean up costs.

We are confident that we have set up adequate reserves for those remediation obligations currently known to us, and that these will not have a material adverse effect on our operating profit, our liquidity, or the Group's overall financial position.

Our Responsible Care program focuses on the areas of Product Stewardship, Occupational Safety, Environmental Protection, Plant Safety, and Dialog.

The following table shows the current status of selected goals of our Responsible Care program:

Responsible Care program
Area	Selected goals for 2003 to 2005	Status
Product Stewardship	To integrate ecological criteria in packaging development	achieved
Occupational Safety	To reduce the number of accidents to less than 7 per 1,000 employees	achieved
Environmental Protection	To keep Schering AG's CO2 emissions at 1999 levels by 2005	by 2005
	To keep Schering AG's energy use at 1999 levels by 2005	by 2005
	To keep Schering AG's water use and waste volumes at 1999 levels	x [1]
Plant Safety	ISO 14001 certification: Germany (Weimar, Bergkamen*, Jena), Brazil, Finland, Italy, Spain (Berlimed)	achieved
	To audit all manufacturing sites by 2004	by 2004
Dialog	To further develop our disclosure policies: to integrate company values that reflect the overall concept of sustainable economics	by 2004
*also validated in accordance with Eco Management and Audit Scheme (EMAS)

[1] Schering was not able to attain this goal, originally intended for 2003, as a result of the increase in complex syntheses and the commissioning of new facilities and the related test runs, in addition to a substantial increase in production.

We believe that the focus will be on the following issues:

— Implementing a key indicator system and developing a system for the evaluation of health, safety and environmental protection

— Incorporating ethical and ecological aspects in job descriptions

— Remaining listed in the FTSE4Good and DJSI sustainability indices

— Continuing our work on the subject of pharmaceuticals in the environment

We have spent substantial amounts on environmental protection and safety measures up to now, and anticipate having to spend similar amounts in 2004 and subsequent years. In 2003, our operating and maintenance costs in the field of environmental protection and safety totaled €76m (2002: €74m). Our capital expenditure on environmental protection projects and other ecologically beneficial projects totaled €15m (2002: €15m).

We estimate that operating and maintenance costs for safety and environmental measures will rise to between €76m and €80m annually by 2008. We expect capital expenditure on environmental projects and other ecologically beneficial projects to be between €5m and €15m annually over the same period.

Expenses for environmental protection and safety 2003 Schering AG Group
€m
Safety, clean up, miscellaneous	17
Environmental protection departments	7
Recycling, processing, and disposal	52
Operating costs	76

Capital expenditure on environmental projects	15

Risk management report

As a global company, Schering AG is exposed to a wide variety of risks in the course of its activities around the world. Since entrepreneurial activity inevitably involves taking calculated risks, the main objective of risk management is to ensure that these are dealt with responsibly.

The principles behind the Schering AG Group's system for detecting and monitoring business risks are laid down in a risk management policy that has been approved by the Executive Board. This policy provides for several early risk recognition systems such as strategic and operational controlling and Corporate Auditing. In addition, certain risk areas subject to special, systematic monitoring to detect inherent risks have been defined. Regular reports on these risk areas are submitted to a Risk Management Steering Committee, which in turn reports to the Executive Board. In addition, the managers responsible for the individual risk monitoring systems and risk areas regularly informed the Executive Board on their findings. In this context, no indication of potential risks were identified that could endanger the continued existence of the Schering AG Group either in the period under review or thereafter.

In 2003, Controlling reported to the Executive Board both at regular intervals and on an ad hoc basis about variances between planned and actual business developments as part of its timely intra-year reporting procedures, and specified the identified risks. These reports focused in particular on the impact of exchange rate and cost scenarios on the expected development of Schering AG's results. In addition, the potential impact on business developments of the main problems encountered in fiscal year 2003 – increased competition from generic products and the overall health policy environment – was defined and analyzed. The close connection between operational and strategic controlling ensured that risks identified at an operational level influenced strategic objectives and that medium- to long-term strategic goals were taken into account in operational planning. This enabled Schering AG to take a long-term approach to potential risks during the period under review.

During the period under review, Corporate Auditing carried out audits worldwide in line with the audit plan approved by the Executive Board. Audits were performed on Schering AG's functional units, subsidiaries, sales offices, and processes. The focus was on the efficiency of structures and workflows, safeguarding assets, risk management, compliance with legal and corporate requirements, and the proper functioning and regularity of systems. The audit reports were presented to the Executive Board. No risks were discovered that might endanger the continued existence of the Group.

As part of its ongoing risk assessment system, finance and foreign exchange management used derivative financial instruments to manage currency exposure and interest rate risks. Risks were assessed using a simulation system based on historical data. At all times, the resulting risks were within the limits stipulated by the Executive Board. To minimize credit risk, hedge transactions were only performed within fixed limits and with banks with an excellent credit rating.

The safety of products marketed by the Group is monitored continuously in accordance with international standards. This also applies to products that are still in the development phase. The core elements of drug safety consist of a centralized global system for the registration and evaluation of suspected adverse drug reactions, plus an ongoing assessment of benefits and risks. The goal is to recognize potential risks as early as possible in order to initiate suitable preventive measures. The process is supported by an electronic database and standardized decision-making processes throughout the Group.

The function R&D risk management analyzes and evaluates risk factors in the field of research and development and coordinates measures for compliance of regulatory and other requirements. In addition, a project aimed at further increasing the procedural integration of all Group-wide R&D risk management activities was set up. This is designed to provide a proactive response to increasing regulatory requirements particularly in the field of R&D.

Risk assessment during the year under review covered active substance and pharmaceutical production, including packaging, as well as the procurement of raw materials and purchased goods, warehouses, distribution, and transport. Four-part assessments of the potential damage and probability of occurrence of defined risk areas are performed using an IT-based, cross-functional risk management system. This systematic survey includes all production sites and key warehouses. Potential injury to individuals or damage to Schering AG's reputation and the impact on the Company's ten best-selling products are assessed separately. Risks that pose an equal threat in terms of potential damage and probability of occurrence and that are described in similar terms are subjected to first level aggregation to improve portfolio transparency. Line managers involved in risk controlling receive regular training to increase their awareness of the Group's risk policy and the risk management of tasks specific to their areas. This also offers an opportunity to discuss and deepen their knowledge of risk management. The data processed by the risk controlling supply chain is used by management to introduce appropriate measures, the implementation of which is closely monitored. Risk assessment and monitoring of the relevant measures are performed in close cooperation with line managers. No risks were discovered that might endanger the continued existence of the Group.

All products and the materials used in their manufacture are continuously tested for conformity with specifications for quality, purity, composition, and stability by the relevant functional departments. The same standards are applied worldwide. Our products meet extremely strict internal and external quality requirements. An Integrated Management System (IMS) for quality, environmental protection and safety ensures compliance with all statutory and regulatory requirements relating to manufacturing and quality control. A continuous improvement process facilitates the ongoing optimization of the system. Please refer to the section “Quality, environmental protection and safety” for further details.

The demands on risk management in the field of information technology have increased substantially, due to ever-shorter IT innovation cycles, increased interaction between and integration of information systems, as well as growing legal requirements regarding the integrity of information systems in the pharmaceutical industry. The tasks relating to this area have been centralized in the Corporate IT Risk Management department. The foundations for continuous, sustainable Corporate IT Risk Management were established in 2001 and 2002 with the creation of a global IT risk management organization, the development of a master plan, and regular reporting.

Corporate IT use this as a basis for its company-wide risk analyses and for taking measures to minimize the identified risks. For example, in the year under review, a comprehensive Group-wide risk analysis and assessment of the risk areas in the IT infrastructure – structures, operation and organization – was performed on the basis of the international “Code of practice for information security management” standard (ISO/IEC 17799). The results of the risk analysis are used as the basis for evaluating and introducing measures to minimize risks to the Schering AG Group's IT infrastructure.

Product, environmental and other grounds for liability are collated several times a year throughout the Group and reported to the Executive Board. Group-wide insurance policies, providing appropriate deductibles, and coverage exist for liability, property damage, and transport risks. It should be noted in this context that it is becoming increasingly difficult to obtain insurance coverage for liability risks in the pharmaceutical business.

In order to facilitate certification in accordance with section 302 of the U.S. Sarbanes-Oxley Act of 2002, a Disclosure Committee was set up to evaluate the completeness and correctness of internal reporting. Based on the assessment of the Disclosure Committee, the Executive Board noticed that Schering AG's disclosure controls and procedures are suitable for providing a satisfactory and complete view of all facts requiring disclosure.

On the basis of the information submitted to the Executive Board during the period under review, it can be concluded that the Schering AG Group has a comprehensive, effective risk management system that meets all requirements. This system warns management in due time of risks as they arise, enabling appropriate risk control measures to be taken.

Aside from the aforementioned risks, Schering AG, as a research-based pharmaceutical company, is exposed to potential risks including, in particular, changes in pharmaceuticals policy in various markets, the introduction of competing and generic products, as well as changes in the results of development projects and approval procedures. It is also subject to unforeseeable and uncontrollable general political and economic risks, such as the development of the global economy.

Outlook 2004

Driven by strong growth in the U.S. and the launch of several new products, we expect for 2004 growth of net sales in a mid-single digit range in local currencies.

We expect the operating profit to be above the 2003 operating profit (before certain special items, see explanation below). This assumption is based on a solid underlying business in local currencies and strict cost containment measures, taking into account significant currency effects and government-imposed price cuts in Germany and Japan.

We forecast earnings per share to remain at the level of 2003 (before certain special items). Our guidance is based on an exchange rate of US$1.20 per €.

Net profit for fiscal year 2003 includes certain special items: gains from cash flow hedges (€66m before tax, €39m after tax) and tax-free gains from the divestiture of our Finnish domestic business (€22m). Based on 2003 results, operating profit before certain special items is €620m and earnings per share before certain special items is €1.97.

A reconciliation of operating profit and earnings per share as reported under International Financial Reporting Standards (IFRS) to operating profit and earnings per share adjusted for certain special items is presented in the following table:

€m; per share amounts in €	2003
Operating profit as per IFRS	686
Gains related to cash flow hedges	–66
Operating profit, adjusted	620
Earnings per share (basic) as per IFRS	2.28
Gains related to cash flow hedges	–0.20
Gains related to the divestiture of our Finnish domestic business	–0.11
Earnings per share (basic), adjusted	1.97

Proposal for the appropriation of profits

In 2003, Schering AG distributed a dividend of €0.93 per share for fiscal year 2002. For fiscal year 2003, the Executive Board will propose to the Annual General Meeting on April 16, 2004, to distribute a dividend of €0.93 per share (€180m) from the unappropriated profit of €223m, and to transfer the remainder of €43m to other retained earnings.

Financial Statements of Schering AG (condensed)

€m

Balance sheet	Dec. 31, 2003	Dec. 31, 2002
Intangible assets	225	283
Property, plant and equipment	543	518
Financial assets	1,573	1,544
Fixed assets	2,341	2,345

Inventories	730	660
Receivables and other assets	745	556
Marketable securities, cash and cash equivalents	799	703
Other non-current and current assets	2,274	1,919

Balance-sheet total	4,615	4,264

Net equity	1,563	1,392
Special tax-allowable reserves	195	208
Provisions	1,801	1,717
Liabilities	1,056	947
Balance-sheet total	4,615	4,264

Income statement	2003	2002
Net sales	2,338	2,280
Cost of sales	–971	–914
Cost of marketing/selling, administration, research	–1,305	–1,303
Other operating income and expenses	240	123
Operating profit	302	186

Financial result	241	34
Extraordinary result	–82	302
Income taxes	–19	–90
Net profit	442	432
Profit brought forward	2	—
Transfers to retained earnings	–221	–215
Unappropriated profit	223	217

The Financial Statements of Schering AG, audited and fully certified by BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, are published in the Federal Journal and filed in the Commercial Register of the Amtsgericht Charlottenburg, Berlin, Germany.

A copy of the Financial Statements of Schering AG may be obtained free of charge by writing to:
Schering AG, Corporate Communication, 13342 Berlin, Germany

Business Activities

Products and Markets

Sales by Business Area 2003	Schering AG Group
Gynecology&Andrology	34%
Specialized Therapeutics	32%
Diagnostics&Radiopharmaceuticals	27%
Dermatology	4%
Other sources	3%
Total	100%

GYNECOLOGY&ANDROLOGY BUSINESS AREA

Gynecology&Andrology Sales 2003	Schering AG Group
	€m	Change from 2002	Share of Group sales
Total	1,622	+1%	34%
thereof:
Fertility control	1,333	+6%	28%
Hormone therapy	286	–18%	6%

STRATEGIC ORIENTATION

In our Gynecology&Andrology business area, we are pursuing the strategic goal of further expanding our leading position in hormonal fertility control and our range of hormonal therapy options for women. We are in a strong position to achieve this goal and will strengthen the economic potential of this area, for example, by offering new therapy approaches for men. The products in this Business Area, which include five of our ten best-selling products, are very successful. This was reflected by a convincing 11% volume/price increase in net sales during fiscal year 2003.

We were able to further expand our leading market position in fertility control with innovative products such as Yasmin® and Mirena®. We further improved our market share – especially in the U.S., which is of particular importance to the Group – with these products. In the coming years, we intend to further strengthen our position. We took an important step towards this goal by applying for market approval with the U.S. Food and Drug Administration (FDA) for a lower-dose version of Yasmin® in the fourth quarter of 2003.

The public discussion on the benefits and risks of hormone therapy (HT) continued to impact this indication area in 2003. However, the medical benefits of HT remain undisputed and we expect the HT market to recover. Some of the new prescription trends include therapies that are more closely tailored to the individual needs of patients, and that offer the lowest possible doses and shortened therapy durations. We are very well equipped for these new market conditions with our current products, including non-oral treatment options, and our planned product launches.

In andrology, Schering AG is active in two fields: in the treatment of testosterone deficiency and in the development of methods for hormonal control of male fertility.

GYNECOLOGY/FERTILITY CONTROL

Schering AG is one of the few global companies that conducts research and development in the area of fertility control. The focus of our research is in the development of low-dose, oral contraceptives with added therapeutic benefits such as Yasmin® or Valette®, as well as non-oral alternatives such as the intrauterine system Mirena®.

Yasmin® is our most successful oral contraceptive. In 2003, we almost doubled our net sales to €290m compared to the previous year. Continuously growing market shares and global marketing in over 40 countries have made Yasmin® our number three product within a very short time period. In the U.S., Yasmin® had a market share of over 10% of new prescriptions for oral contraceptives in December 2003. Yasmin® contains the progestogen drospirenone, which was developed by Schering AG. The unique pharmacological profile of this active substance offers additional therapeutic effects, representing a clear competitive advantage. For example, drospirenone counters symptoms such as estrogen-induced water retention. In addition, clinical study data indicate that Yasmin® has a positive effect on premenstrual syndrome.

We reduced the amount of estrogen in a new, lower-dose version of Yasmin®, allowing physicians to tailor their prescriptions of Yasmin® to meet the individual needs of patients. The FDA accepted the filing of the new drug application for our lower-dose version of Yasmin® in December 2003, and we expect to receive approval by the end of 2004. We intend to submit the European registration in 2004. The two versions of Yasmin® continue our strategy of establishing product families and offer the opportunity for increased market penetration.

Based on the positive anti-androgenic properties of drospirenone, we are also seeking approval for the lower-dose version of Yasmin® for the treatment of acne. In addition, we are conducting clinical trials on the effects of drospirenone on premenstrual dysphoric disorder, a particularly severe form of premenstrual syndrome.

Mirena®, our gestagen-releasing intrauterine system (IUS), is one of our top-selling products, with net sales growth of 29% after adjustment for exchange rate effects. Mirena® is the ideal long-term contraceptive since it lasts for over five years. It is especially well-suited after the birth of a child and for women who have decided not to have children – at least temporarily. Mirena® also has positive additional benefits. It keeps the lining of the womb relatively thin, offering relief for women with heavy and painful periods.

In the future, we plan to use the IUS technology of Mirena® for additional product development and for additional indications such as in hormone therapy.

GYNECOLOGY/HORMONE THERAPY

Our broad product portfolio with a wide range of varied dosage forms give physicians excellent opportunities to offer hormone therapy for menopausal women tailored to their individual needs. We focus on three key aspects: Angeliq®, our new oral preparation with the innovative progestogen drospirenone, the Climara® product family with the Climara® and Climara Pro™ hormone patches, as well as the ultra-low dose hormone patch, Menostar®.

The European Union positively concluded the mutual recognition process for Angeliq®, our new low-dose oral HT product for the treatment of postmenopausal osteoporosis in July 2003. Angeliq® is already available in some European countries, and we are planning our European rollout for the second half of 2004. We expect to receive FDA approval for the United States in the second half of 2004.

New clinical studies, presented in June 2003, show that drospirenone, the active substance in Angeliq®, has an antihypertensive effect. This is especially important since many menopausal women often suffer from high blood pressure, which can represent a major health risk. In addition to the Angeliq® version with 1 mg of estradiol, we plan to develop another version with an ultra-low dose of estradiol.

Our Climara® hormone patch is one of the leading products in the U.S. in transdermal hormone therapy. Since the patch only contains estradiol, it is mostly prescribed to women who have had a hysterectomy. Climara® is currently available in the U.S. in six different dosage forms.

The U.S. approval for our new hormone patch, Climara Pro™, in November 2003 gives gynecologists a new option to treat menopausal symptoms. This product, which we have already launched in the U.S., is an excellent addition to our Climara® product family. In contrast to the monotherapy offered by Climara®, Climara Pro™ is a patch which combines estrogen and gestagen. Therefore it can be used by women with an intact uterus. The low-dosage active substances are applied to an almost invisible patch that, like Climara®, only has to be renewed once a week.

Menostar®, our patch with the lowest estradiol dosage worldwide, has now been submitted for registration in the United States and Europe. We expect the U.S. launch in 2004 and the European-wide introduction in 2005. Menostar® is developed for osteoporosis prophylaxis in postmenopausal women. The ultra-low dose of estrogen offers the important advantage of not promoting the growth of cells in the mucous lining of the womb compared to higher doses of estrogen. As a result, Menostar® is the first estrogen monotherapy in the world that can also be used by women with an intact uterus. Up to now, these women had to take combination products that also contained progesterone to protect the mucous lining of the uterus. With Menostar®, we are establishing a completely novel treatment paradigm in hormone therapy. In addition, we are planning the development of an oral dosage form.

Mirena® is already being used by women in the menopause, immediately before or after their last menstrual period. It offers the benefit of reliable contraception, as women at this stage of their lives still can become pregnant. At the same time, levonorgestrel, the hormone that is continuously released by Mirena®, protects the uterine lining from excessive growth and therefore can be ideally combined with the administration of estrogen (oral or parenteral) to alleviate menopausal symptoms.

Since the size of the uterus shrinks considerably after the menopause, we also are developing a smaller version of the intrauterine system for women in the postmenopause. The smaller IUS also releases levonorgestrel and would be combined with an estrogen therapy that is tailored to the individual needs of the patient.

In addition to treating endometriosis, Schering also is concentrating on treating benign growths of the uterine muscle (myomas) in the area of gynecological therapy. This disease leads to symptoms such as pain in the lower abdomen and irregular bleeding that can drastically reduce the quality of life for suffering patients. We are conducting clinical studies in this indication area on a new active substance, asoprisnil. We believe that asoprisnil is suited for treating dysfunctional bleeding and therefore can delay surgical treatment of myomas or even make it unnecessary. Asoprisnil therefore could become the first oral preparation for the long-term treatment of myomas. The project is currently in Phase III of clinical development.

ANDROLOGY/TESTOSTERONE THERAPY

Hormone therapy for men is an attractive growth market. We already offer various products for treating testosterone deficiency (hypogonadism) and have regained our market lead in Europe in the last fiscal year. Our Testoviron®-Depot is the most frequently used injection product worldwide in this area.

Our new product Testogel®, which we have successfully launched in several European countries since May 2003, played a substantial role in recovering our market lead in Europe in the treatment of testosterone deficiency. The advantage of Testogel® compared to competitive products is its unique dosage form as a gel. The patient can apply the active substance to his skin by himself, a major difference to other products which are injected. We estimate that we will receive marketing approval for Testogel® in additional European countries in 2004.

The European approval of Nebido™ will further expand our product portfolio. Nebido™ is a new injection preparation used for the treatment of testosterone deficiency. We received marketing approval in Finland, the first European country and our reference member state in the European mutual recognition process, in November 2003. We expect approval for Nebido™ in more European countries in the course of 2004.

Nebido™ offers patients the advantage of only needing to be administered once every three months, while conventional products have to be injected approximately once a month. In addition, the innovative formulation and depot effect of Nebido™ guarantee a stable physiological testosterone level.

ANDROLOGY/HORMONAL FERTILITY CONTROL

In developing a hormonal method for male fertility control, known by its working title, “The Male Pill”, we are cooperating with Organon.

We began a large-scale Phase II clinical study in January 2004 on the basis of the very promising results from pilot studies. The medication and administration consists of two components: on the one hand, the gestagen etonogestrel suppresses sperm production. During the study, this gestagen is administered to patients in the form of an implant developed by Organon. On the other hand, the gestagen inhibits the body’s own testosterone production. In order to maintain testosterone levels within the normal range, long-acting testosterone undecanoate, developed by Schering, is injected. The trials, which are being conducted at 14 centers with 350 participants across Europe, is one of the largest studies to ever be conducted on hormonal fertility control for men.

SPECIALIZED THERAPEUTICS BUSINESS AREA

Specialized Therapeutics Sales 2003	Schering AG Group
	€m	Change from 2002	Share of Group sales
Total	1,560	–5%	32%
thereof:
Central nervous system (CNS)	852	–2%	18%
Oncology	449	+8%	9%
Cardiovascular	152	–21%	3%

STRATEGIC ORIENTATION

The Specialized Therapeutics business area has a range of innovative products with very high growth potential. Today, sales growth is driven primarily by Betaferon® for the treatment of multiple sclerosis (MS) as well as by our cancer treatment products. In fiscal year 2003, Betaferon® was our key performer with net sales of €770m. Our product, Betaferon®, is chosen by the most doctors and MS patients in Europe and is the second most popular MS drug worldwide in terms of net sales.

In hematological oncology, we have established a leadership position within the last few years and have a broad product portfolio, including Fludara®, Campath®, Leukine® and Zevalin®. In the mid-term, we plan to develop a market presence in treatment options for solid tumors. We are placing our hopes on the angiogenic inhibitor PTK/ZK. Our goal is to offer therapeutic opportunities for physicians and patients in treating yet incurable diseases with innovative technologies.

CENTRAL NERVOUS SYSTEM

Schering AG is one of the leading companies in the treatment of multiple sclerosis. With more than twelve years of practical experience, healthcare providers are familiar with Betaferon®, which has a very high safety standard.

The high dose and high frequency treatment regimen of Betaferon®, which is considered an important success criterion by experts, leads to the unrivalled efficacy of this therapy. Clinical studies have shown that high-dose treatment with interferons is more effective than low-dose therapies. Betaferon® reduces the frequency of MS episodes by one third and reduces the intensity of medium to severe episodes by up to 50%. In multiple sclerosis, “episodes” are repeated attacks of the illness in which new symptoms occur or already existing symptoms worsen. Relapsing forms of MS include the most frequently occurring variant, relapsing-remitting MS, as well as some parts of the secondary-progressive MS form.

The FDA expanded labeling approval for Betaferon® in March 2003. Our product is now approved to treat all relapsing forms of MS in the United States, as was already the case in Europe and Japan. The approval for additional indications serves to underline the strength of Betaferon® and gives doctors a wider range of therapy options.

To widen the range of uses of Betaferon®, we have initiated a series of studies.

In the BEYOND program (Betaferon® efficacy yielding outcomes of a new dose) we are investigating whether an even higher dose of Betaferon® (500 mcg per injection) would offer further treatment advantages. The first phase of the BEYOND program already has shown that the new dose of Betaferon® is safe and well-tolerated by the patients. More than 2,000 patients will participate in the second phase of this study.

We are evaluating the very early use of Betaferon® in the treatment of MS in another study, BENEFIT (Betaferon® in newly emerging multiple sclerosis for initial treatment). Scientific evidence suggests that the use of Betaferon® already could have a positive effect with the first clinical signs of the disease. Patient recruitment for this study was completed in June 2003.

Our goal is to continue improving the treatment of MS using new therapy approaches. We have optimized the use of Betaferon® in the past year to make it easier for the patients to use this important therapy.

We now have launched our own autoinjectors in the United States, Japan and in most European countries. These autoinjectors especially were developed for Betaferon® and reduce injection side effects, such as skin irritation and swelling, by up to 60%.

We also received approval from the regulatory authorities in the U.S., Canada, and Japan for a new user-friendly, prefilled diluent syringe for Betaferon® in autumn 2003, which we launched in the U.S. in early 2004. The syringe is prefilled with a diluent so that the patients can prepare the injection of the active substances even more quickly and easily than before. The prefilled diluent syringe already is available in most European countries.

We further improved the use of Betaferon® through the launch of a formulation, which allows the product to be stored at room temperature for longer periods of time. This improvement means greater convenience and flexibility for patients. The formulation now is available worldwide. We received approval in the U.S. and Japan for a room-temperature stable formulation of Betaferon®, so that it can be stored at room temperature for two years – the longest permittable storage time without refrigeration for an MS product. The combined benefits of a prefilled diluent syringe and the room-temperature stable formulation offer unique advantages for patients.

Schering offers neurologists and Betaferon® patients an extremely comprehensive support program for MS therapies. During the first few months of treatment, specifically trained nurses are available in many countries to help the patients familiarize themselves with the use of Betaferon® and to answer their questions. In addition, our B.E.T.A. centers in the United States provide a unique infrastructure to support the patients and exchange information.

Patients can also research information about multiple sclerosis online. We redesigned our Internet portal MS-Gateway.com in the summer of 2003, by adding a new structure and extended content. We have also begun to set up various local versions of MS-Gateway.com in order to provide MS patients and their relatives with information and the opportunity to communicate in their native language and to respond to country-specific needs.

ONCOLOGY

In the field of oncology, Schering is active with its marketed product portfolio and pipeline projects in the field of hematological oncology as well as solid tumors. During 2003, our oncology business grew by 20% after adjustment for currency effects and is hence one of our fastest growing indication areas.

Schering is an active player in oncology, with a strong versatile hematology portfolio. In this field, we offer Fludara® and Campath® as important treatment options in fighting leukemia and lymphomas as well as Leukine®, a product used in hematology to strengthen the immune system. Our product portfolio will be enhanced in 2004 by Zevalin®, which received EU approval in January and will be launched in European countries throughout the course of the year.

Demand for Campath®, marketed outside the U.S. as MabCampath®, continued to be strong and resulted in net sales increasing by 58% currency adjusted. Increasingly, physicians are using Campath® earlier in the treatment of chronic lymphocytic leukemia (CLL), and continuing treatment longer with this antibody. Its goal is to eradicate the disease from the bone marrow, the critical site in CLL, while at the same time leaving healthy stem cells untouched. Campath® was inlicensed and jointly developed with ILEX Oncology, Inc.

In June 2003, MabCampath® became the first and only CLL treatment in Europe to include survival data in the product label, underscoring the unique efficacy of this drug. Clinical results demonstrated that median survival of patients who no longer responded to standard therapy and have been treated with MabCampath®, nearly doubled (16 months). Furthermore, when patients responded to MabCampath®, median survival was 33 months.

We started studies combining Campath® and Fludara® (“FluCam”) for patients with heavily pre-treated CLL. Initial results look promising, indicating a substantial improvement over either therapy alone.

Zevalin®, the first radioimmunotherapy worldwide, combines the proven targeting ability of a monoclonal antibody with the power of radiation therapy. Many cancerous cells are radiosensitive, providing an opportunity for Zevalin® in several different treatment approaches. This innovative approach was proven in a randomized clinical trial to be significantly more effective than antibody alone.

In January 2004, we received European approval for Zevalin® for the treatment of low grade non-Hodgkin’s lymphoma (NHL) in patients who no longer respond to antibodies. We subsequently will launch the product throughout the EU in 2004. Zevalin® was first approved in the U.S., where Biogen Idec, Inc., retains its rights. Excluding the U.S., Schering AG holds worldwide marketing and distribution rights for the product. Zevalin®, with its innovative technology, is a perfect strategic fit in our hematology portfolio.

SOLID TUMORS

One of our most promising pipeline products is the angiogenesis inhibitor PTK/ZK, which is in development in metastatic colorectal cancer. PTK/ZK is a term for the project that we are co-developing with Novartis AG.

In April 2003, Schering AG initiated two Phase III trials (CONFIRM-1 and CONFIRM-2) to evaluate the safety and efficacy of the product in combination with first- and second-line chemotherapy. PTK/ZK, which will be administered orally, blocks all known vascular endothelial growth factor receptor (VEGFR) tyrosine kinases, important enzymes in the formation of new blood vessels that contribute to tumor growth and metastasis. Our broad Phase I and Phase II program has shown promising data in the treatment of various types of solid tumors.

After the successful integration of Leukine® into our hematology portfolio, we are focusing on the development of Leukine® in Crohn’s disease, a chronic inflammatory disease of the gastrointestinal tract. The potential of Leukine® as a novel approach for the treatment of Crohn’s disease provides the advantage of avoiding the negative consequences of common and biologic immunosuppressants.

In a randomized, placebo-controlled Phase II study including 124 patients with moderately- to severely-active Crohn’s disease, a significantly higher proportion of patients who received Leukine® achieved clinical response and remission compared with patients who received placebo. Based on these positive findings, we are initiating Phase III clinical trials.

CARDIOVASCULAR

Ventavis®, our new cardiovascular product, was approved in all countries of the European Union in September 2003. Ventavis® is one of the first products ever to be granted “orphan drug” status in Europe, which is given to products that treat rare diseases. This means that the product is protected from generic competition until 2013. We already are marketing Ventavis® in Germany and France and are preparing to launch it on other European markets.

Ventavis® is an inhalation product for patients with primary pulmonary hypertension and is a new user-friendly treatment option for this life-threatening disease. Patients with pulmonary hypertension can suffer from heart failure. Inhalation of Ventavis® leads to direct vasodilatation of the pulmonary arterial bed and hence to significant improvement of pulmonary artery pressure, pulmonary vascular resistance and cardiac output.

GENE THERAPY

Schering AG is one of the pharmaceutical companies that has been working in the field of regenerative medicine for several years now. This area includes such innovative approaches as gene therapy or cell therapy. Its goal is the regeneration and restoration of physiological functions of the body or brain. To intensify our activities in this area, we began building a new research center in Kobe, Japan in 2003, which is scheduled to begin operations in the second half of 2004. Kobe is an excellent location due to the cluster of scientific and government facilities with a focus on innovative research in this area.

We are continuing our scientific projects in the highly innovative and promising medical field of genetic engineering, despite stopping enrollment in Phase IIb/III clinical trials of our angiogenesis therapy Ad5FGF-4, a preparation for treating patients with chronic angina pectoris. The analysis of interim data on one of the studies led to the conclusion that the studies, as currently designed, would not provide sufficient evidence of efficacy to warrant continued enrollment. No evidence of safety concerns were found. We will continue to examine the potential of this technology.

DIAGNOSTICS&RADIOPHARMACEUTICALS BUSINESS AREA

Diagnostics&Radiopharmaceuticals Sales 2003		Schering AG Group
	€m	Change from 2002	Share of Group sales
Total	1,312	–7%	27%
thereof:
X-ray contrast media	598	–9%	12%
MRI contrast agents	322	–4%	7%
Radiopharmaceuticals	133	–9%	3%
Application technologies for contrast agents	254	–4%	5%

STRATEGIC ORIENTATION

Our goal in the Diagnostics&Radiopharmaceuticals business area is to expand our leading position in the area of diagnostic imaging. Our strong marketing expertise, our existing products, and our innovative strength will help us achieve this goal. We occupy a very strong market position – we are the global leader in terms of net sales – with our comprehensive product portfolio in this area, which includes three of our five top-selling products.

Our highly efficient and innovative diagnostic products play an essential role in identifying diseases at the earliest possible stage and diagnosing them precisely. Patients are injected with our contrast agents to improve the diagnosis of illnesses using magnetic resonance imaging (MRI) or computer tomography. This allows doctors to identify tumor tissue or arterial narrowing and to initiate necessary therapeutic countermeasures. They also can rule out suspected diseases and hence save their patients unnecessary medical procedures.

MAGNETIC RESONANCE IMAGING

We continue to profit from our own pioneering work in the area of magnetic resonance imaging. Magnevist® was not only the world’s first contrast medium for magnetic resonance imaging, but it continues to be the leading product worldwide in this area. In addition, we are benefiting from a drastic increase in the number of innovative procedures such as magnetic resonance imaging. MRI is becoming increasingly important as a state-of-the-art technology for monitoring the success of a therapy.

The importance of magnetic resonance imaging for the medical field was acknowledged at the end of 2003, when the Nobel Prize in Medicine was awarded to Paul C. Lauterbur and Sir Peter Mansfield. The two scientists laid the essential foundations for the medical use of MRI, thereby enabling the broad use of this diagnostic technology.

We steadily are expanding our market position in magnetic resonance imaging with Magnevist®, Gadovist® 1.0, and Resovist®. Gadovist® 1.0 is a highly concentrated MRI contrast agent that is marketed in Europe and numerous other countries specifically for MRI scans of the brain and the spinal cord. Based on the high concentration of Gadovist® 1.0 (1.0 molar), doctors can detect and classify tumors more easily in these regions of the body. Additional application areas include diagnosing multiple sclerosis or measuring cerebral blood flow after an acute stroke to identify endangered brain tissue and implement therapeutic measures.

Our most recent product in the area of MRI, Resovist®, is an organ-specific contrast agent that is suited for the detection and characterization of even extremely small liver lesions. It mainly is used in the early diagnosis of patients with suspected liver tumors or liver metastases and helps identify suitable treatment options for these patients. Another liver-specific MRI contrast agent, Primovist™, may receive marketing approval for Europe in 2004 and Japan in 2005.

We want to offer innovations in the area of targeted MRI contrast agents in the future. In May 2003, we began an extensive research collaboration with EPIX Medical, Inc., where we are focusing on the expanding area of molecular imaging. The results of our collaboration are intended to help us secure and expand our leading market position in the global contrast media business in the long term.

MAGNETIC RESONANCE ANGIOGRAPHY

Vascular diseases are a frequent cause of physical disabilities in industrialized countries and are often fatal. Over 60 million people in the United States alone suffer from various forms of vascular disease. Constricted or blocked arteries can result in necrotized tissue, thromboses, or embolisms. Safe and early diagnosis is essential to adequately treat the patients. Approximately five million X-ray angiograms of the blood vessels are performed in the United States, about four million in Europe per year, for this purpose.

Magnetic resonance angiography (MRA) now offers doctors and patients an additional innovative and gentle method of producing extremely detailed images of blood vessels. MRA is a minimally invasive imaging method used to recognize vascular diseases at a very early stage. One substantial advantage compared to X-ray angiography is that doctors do not need to use a catheter to inject the contrast agent. The MRA also represents a major advance for patients where an X-ray angiogram cannot be carried out. The high level of acceptance among physicians makes MRA currently one of the fastest-growing areas in diagnostic imaging. From the very beginning, our products have played a decisive role in this expanding market.

We received EU-wide approval in November 2003 for the use of our highly concentrated MRI contrast agent Gadovist® 1.0 in MRA as well. As a result, it can now be used for the diagnosis, treatment planning, and follow up care of vascular diseases. Gadovist® 1.0 offers physicians and patients all the advantages of the innovative MRA therapeutic approach, especially its minimally invasive use, and therefore should be well received on the market.

Another very promising MRA product is currently in the process of receiving market approval. MS-325, a completely new magnetic resonance contrast agent designed specifically for vascular imaging, successfully completed its Phase III clinical trials in 2003 and has been submitted for approval in the United States. We expect to receive approval at the end of 2004. We plan to submit an application for MS-325 in Europe in the second half of 2004.

MS-325 is the first MR blood pool contrast agent for vascular imaging in the world. Blood pool contrast agents have a particularly long blood residence time. This property makes it possible for clinicians to make a very thorough and exact diagnosis of the entire vascular system using only a single injection. With its unique characteristics, MS-325 is designed to broaden the scope of application of contrast-enhanced MRA and thus should lead to wider adoption of this method. The product was developed together with the U.S.-based company EPIX Medical, Inc. Schering AG owns the global marketing rights.

X-RAY CONTRAST MEDIA

Schering AG also has a leading global position in the X-ray contrast media market. Our top priority is to continue to expand this position, where our comprehensive product portfolio, our global presence, and our cost-effective production processes will play a significant role.

Our most important X-ray contrast media are Iopamiron® and Ultravist®, which are also two of our top-selling products. They are both non-ionic products with a broad spectrum of indications in the area of computer tomography (CT) such as the diagnosis of kidney diseases, strokes, and cardiac diseases. Our products have a very high level of acceptance among physicians because of their high quality. We recorded increased sales volumes of both Iopamiron® and Ultravist® in the fiscal year 2003.

The most significant field of application for X-ray contrast media is CT, for instance in diagnosing cancer. Continually improving and faster CT equipment is leading to an increasing number of these kinds of examinations. In most cases, contrast media are used because the superior imaging enables more exact diagnoses.

RADIOPHARMACEUTICALS

We see good medium-range to long-range growth potential in the area of innovative radio-pharmaceuticals. Their main areas of application are nuclear medical examinations such as positron emission tomography (PET) or single photon emission computed tomography (SPECT). Carrier molecules labeled with a radioactive tracer are used in these examinations to detect various clinical pictures, particularly to identify malignant tumors.

Our PET-specific product, Flucis®, is well suited for the diagnosis and therapy control of tumors in the head, throat, and lung areas as well as for melanomas. It is currently produced and marketed in France, and we plan to market it in other countries as well.

Radiopharmaceuticals also can be used for neurological diseases. Schering AG developed β-CIT, a highly specific radiodiagnostic agent that binds to specific human proteins, for the diagnosis of Parkinson’s disease. In addition to diagnosing the illness, it also can help physicians assess its severity. We expect to receive approval in Finland in 2004.

Molecular imaging is another very promising area of application for radiopharmaceuticals as well as a research focus area for Schering. The goal here is to identify and influence the biological processes occurring in the course of the disease on a molecular level. The most important field of application is cancer. By attaching substances that act in different ways to carrier molecules that specifically bind to sick cells, we can build bridges between diagnosis and therapy in this field.

APPLICATION TECHNOLOGIES FOR CONTRAST AGENTS

Another area that recorded strong growth during the fiscal year was our application technology business for contrast agents. Our U.S. subsidiary Medrad, Inc., develops, produces, and sells application systems for contrast agents and is the market leader in medical devices for computer tomography, magnetic resonance imaging, and angiography. Medrad’s product offerings include automatic injectors, cartridges, and other accessory products that doctors use to administer contrast agents.

Medrad’s innovative devices in the area of MRI include the Spectris Solaris® Injection System, which facilitates extremely precise application of the contrast agent, and infusion pumps. In the area of computer tomography, Medrad offers the Stellant® System, a dual injection system for CT procedures. Innovations and further improvements to Medrad’s product portfolio are intended to ensure high growth rates in the future.

In November 2003, Medrad received the prestigious Malcolm Baldrige National Quality Award in the manufacturing category in recognition of achievements in quality and business excellence. This award is the top honor a U.S. company can achieve for performance excellence.

DERMATOLOGY BUSINESS AREA

STRATEGIC ORIENTATION

We want to expand and strengthen our market position in the Dermatology business area. We made further progress in 2003, and were able to expand our product portfolio through the approval and market launch of innovative products.

Schering AG has a long tradition in researching drugs for the treatment of severe skin diseases. We offer a wide range of products for treating various types of eczema, including neurodermatitis (atopic dermatitis), psoriasis, acne, rosacea, and fungal skin infections (mycosis). We want to further strengthen our market presence in these indication areas.

Advantan® was our top-selling product in Dermatology in fiscal year 2003, generating net sales of €35m. We market this well-tolerated corticoid for the treatment of eczemas to physicians and patients in 50 countries throughout the world. Advantan® has the advantage of an optimal balance between efficacy and tolerability, which makes it particularly well-suited to treating persistent forms of eczema that require long-term therapy, such as neurodermatitis. Due to its excellent tolerability, Advantan® is also used to treat children suffering from atopic dermatitis. We see significant growth potential in highly effective and safe products for treating eczemas, since up to 18% of the population worldwide suffer from various forms of these inflammatory skin conditions.

One of our growth fields in Dermatology focuses on products for treating rosacea. Rosacea is a chronic skin disorder that affects more than 26 million people in the United States and Europe between the ages of 30 and 50. Finacea™ is a promising, innovative therapy option for patients and physicians. The azelaic acid 15% gel is the first new therapeutic option for rosacea patients in more than a decade. Finacea™ is used to treat mild to moderate rosacea. The product has been available in the U.S. since March 2003. Finacea™ has been successful in this market; our product accounted for more than 26% of new prescriptions by dermatologists within just a few months.

We entered into an agreement with Allergan, Inc., for the co-promotion of Finacea™ in the U.S. in February 2003, with the aim of increasing the product’s acceptance. Our U.S. subsidiary, Berlex Inc., is working with Allergan on marketing Finacea™ to achieve the greatest possible synergy effects.

It is our goal to establish Finacea™ throughout the world as the treatment of choice for rosacea, which is why we consider the product’s approval in the Finacea™ 15% gel formulation for 15 European countries at the end of 2003 to be such a huge success. We will begin launching the product in the EU in 2004. This also is an important step in the globalization of our dermatology business. In some European countries, the product is marketed under the trade name Skinoren® 15% Gel.

Our current research and development efforts are focused on eczema, psoriasis, acne, and mycoses. Tisocalcitate is a new vitamin D3 analogue that is currently in Phase II clinical development. In the future, tisocalcitate will be available to psoriasis patients as an effective and tolerable product for the topical treatment of their symptoms.

Another project is investigating the effect of an immunomodulator, an antagonist of the chemokine receptor type 1 (CCR-1), also in dermatological indications. The CCR-1 antagonist prevents the activation of certain immune cells and stops them from entering the site of an immunological inflammation. Since some inflamed skin conditions, such as eczema, allergic contact dermatitis, or neurodermatitis, can be traced back to immunological processes, we are investigating how the CCR-1 antagonist can have a positive effect on the progress of these diseases.

In order to strengthen our research work in the field of dermatology, which had been concentrated in Berlin to date, we started building an additional dermatology research center in the United States in 2003. We decided to build the center in the San Francisco area, which offers us ideal links to a large number of biotechnology companies and academic research groups. In addition, the new center allows us to take optimal advantage of synergies with our own immunological research team which is also located there. Our goal is to identify new immunomodulatory approaches by interlocking these two activities.

Personnel

As of December 31, 2003, the Schering AG Group employed 26,374 people worldwide, 261 less than in the previous year (26,635). The decrease is due to various Group-wide measures intended to streamline our business processes and cost structures. These measures, which were urgently required, partly due to the changes in the German healthcare environment, led to 172 jobs being reduced at our German sites. Further redundancies already have been agreed on for the first half of 2004. The number of production staff in the Schering AG Group declined by 345 as a result of the ongoing implementation of our Global Production Strategy and our related focus on 14 production sites in the future.

The headcount in the Asia/Middle East and Latin America/Canada Regions decreased by 55. Staff numbers in the Europe and Japan Regions also dropped slightly. However, the number of employees in the United States Region rose by 84. In total, the number of employees in subsidiaries decreased by 171 year-on-year to 18,091 worldwide.

The number of employees at Schering AG decreased by 90. In total, Schering AG and its German subsidiaries employed 10,149 people as of December 31, 2003. This corresponds to 38.5% of the Group’s payroll.

In 2003, we continued to provide high-quality training in excess of our own requirements. The total number of trainees within the Group was 592 (previous year: 621).

The goal of our remuneration systems is to promote a performance-driven culture. In addition to fixed salary components, Schering AG offers its managers and employees a range of variable performance incentives and benefits.

As part of our LTI Plan 2001/III (LTI = long term incentive), which was introduced in 2003, around 900 selected managers and top performers around the world were offered stock options as an attractive remuneration component. The ability to offer stock options also is being used successfully in the recruitment of managers. For 2004, we are planning to offer an LTI Plan with the same number of participants but reduced option rights.

Number of employees by function 2003	Schering AG Group
(close of year)
Production incl. engineering	8,900
Marketing and selling	8,632
Research and development	4,695
Administration	4,147
Total	26,374

In the year under review, employees in all our Regions benefited from the Company’s positive results for fiscal year 2002, for example, through our International Employee Stock Option Program (IESOP). The consistently high number of participants throughout the world is proof of the widespread acceptance of the program. Around 72% of Schering AG’s employees participated in the 2003 program, along with approximately 66% of employees in Europe and roughly 57% in Latin America.

In recognition of the contribution made by all employees in a difficult economic environment in 2003, and in view of the challenges ahead of us, the Executive Board decided to launch a further International Employee Stock Option Program in 2004. This program will offer our employees the opportunity to buy a set number of Schering AG’s shares at favorable conditions.

Schering makes a key contribution to many employees’ retirement planning with its occupational pension program. However, our models, which are based on final salary pension plans, are increasingly subject to a number of risks that could jeopardize their financing. In particular, these risks include the fact that the size of the pension depends on the size of the final salary, interest rate developments, changes in the law, and demographic trends. To ensure that we are able to finance our employees’ occupational pensions in the future, we will introduce defined contribution plans throughout the Group.

New pension systems are currently being designed for employees in Germany and Japan. We aim to offer Schering employees joining the Company after January 1, 2004, a competitive and attractive defined contribution model.

In 2003, we introduced a Group-wide personnel strategy. Good personnel management is a critical success factor for our Company, which is why we regard it as a key task to be performed by all managers. Our Group-wide personnel strategy has the following four goals: to establish common values, to systematically identify and develop excellent managers, to qualify our employees to meet the strategic demands placed on them, and to support our complex international business processes with effective organizational structures.

Number of employees by Region 2003	Schering AG Group
(close of year)
Schering AG	8,283
Europe Region	8,196
United States Region	3,711
Japan Region	1,560
Latin America/Canada Region	2,456
Asia/Middle East Region	1,358
Other employees	810
Total	26,374

In 2003, strategy development and implementation focused on the goals of establishing common values and systematically identifying and developing excellent managers.

Our common values, which apply regardless of location, function, or hierarchical level, were communicated throughout the Group in 2003. They describe the benefits Schering AG offers its employees and, in turn, its expectations regarding cooperation and conduct.

Regarding the identification and development of excellent managers, the first task in 2003 was to clearly define the new demands and hence how the expectations that Schering AG has of its managers have changed. In addition, we defined the skills that all managers throughout the Group must possess in the future, alongside their professional aptitude and personality. These management skills form the basis for manager selection, development, and assessment. A procedure also was drawn up for management development, which defines uniform Group-wide standards and systems for the identification, assessment, appointment, and training of managers.

The Schering Corporate University is a central component of our global management development program. In addition to our “Leadership for Growth and Success” program that has been running successfully since 2000, the “Building Global Leadership” program, which targets prospective managers, was introduced in 2003. The Corporate University provides programs that have been specifically tailored to Schering AG and enables joint learning and networking between managers from different sites and functions.

In March 2003, Schering won the Special Company Award for gender equality awarded by the European Commission to the best European company. The award was presented in Brussels within the context of the EU-wide study “Best Workplaces in 2003”. More than 1,000 companies from the 15 EU member states competed for the award at national level.

The jury’s reason for selecting Schering as winner of the award was the great variety of measures the Company has implemented in the field of equal opportunities and its commitment to gender equality. Special mention was made of Schering’s advancement of young female executives, its “Men and Women in Dialog” program, the company daycare center, as well as the fact that Schering won the total E-Quality Award in 1997 and 2000.

Personnel costs 2003	Schering AG Group
€m
Wages and salaries	1,245
Social security and support payments	241
Pensions	88
Total	1,574

Schering AG Shares

2003 was marked by uncertainties on the financial markets. Only in the second half of the year did investors regain confidence in the stock markets.

Although Schering AG’s shares initially developed largely in line with the market, they fell against the benchmark indices at the mid-year point. At the end of the year, our shares recovered again to close at €40.15, almost equaling the previous year’s level. They underperformed the DAX by 38%, and the STOXX Healthcare sector index by 12%.

This year, Schering AG again met the criteria for inclusion in the Dow Jones Sustainability World Index (DJSI World) and the London Stock Exchange’s FTSE4Good Index. These indices contain companies that are sustainability leaders, measured by economic, environmental, and social criteria.

At the Annual General Meeting of 2002, the Executive Board was authorized to purchase up to 15 million treasury shares. This share buy-back program was continued in early fiscal year 2003, further reducing the number of shares. We bought back a total of 2.5 million treasury shares in the first quarter of 2003 at an average price of €36. These shares were cancelled. As of December 31, 2003, a total of 194 million Schering shares were therefore outstanding. At our Annual General Meeting on April 10, 2003, we again were granted authorization to buy back up to 15 million treasury shares.

At the 2003 Annual General Meeting, the shareholders of Schering approved the distribution of a dividend of €0.93 per share for fiscal year 2002, corresponding to an increase of 12%. With a total of 194 million shares carrying dividend rights, the amount distributed was around €180m. Although consolidated net profit is lower, Schering’s Executive Board is recommending the same dividend for fiscal year 2003. The Executive Board therefore will propose a dividend of €0.93 per share to the Annual General Meeting on April 16, 2004.

The development and expansion of our contacts with financial analysts and institutional investors again was a major focus of our investor relations activities in fiscal year 2003. At an analysts’ meeting in Berlin in March, various investor conferences, and a number of corporate presentations, we made the most of these opportunities to present the Company, our strong performance, and Schering AG’s strategy. In addition to one-on-one meetings, we held several roadshows in the United States and Japan, as well as in a number of European countries.

One of the highlights in 2003 was our Research&Development Day in Berlin, where we gave a detailed overview of the status of our promising research and development activities. Oncology, regenerative medicine, and fertility control projects were given particular prominence. The presentations given by our scientists were well received. We expect that the outstanding innovative products stemming from this extensive portfolio will further improve our market positions. Events aimed at particular groups, such as the Research& Development Day, enable us to present the Company’s rich development pipeline, increasing awareness of Schering shares as a long-term investment.

Transparent, timely, and fair reporting is a high priority for us. Therefore, in October 2003, Schering AG has improved online information at its redesigned website, www.schering.de. In addition to improved navigation and a new appearance, the extended information offering and special services make the website an informative platform for users interested in the Company.

We offer quick access to presentations, reports, and press releases. In addition, users can download, edit, and print current information, such as key financial indicators and Excel worksheets. We provide extensive information on specific topics, such as corporate governance, to meet the needs of journalists and representatives of other media, analysts and investors, job applicants, and other interested parties. In addition, securities transactions by members of the Executive Board and the Supervisory Board (directors’ dealings) that are reportable under section 15a of the German Securities Trading Act (Wertpapierhandelsgesetz) and important information about the Annual General Meeting are published on the website under Investor Relations.

In addition, private investors can use our website to follow live conference calls that we hold regularly for analysts when we publish the annual financial statements and quarterly reports, as well as for special events.

The success of our open and continuous communication with investors and analysts was evaluated by Capital magazine in a ranking of the DAX 30 companies. The quality of our investor relations activities for particularly credible communication with institutional and private investors was awarded the third place.

In the year under review, Schering AG was assessed by rating agencies for the first time. Standard&Poor’s and Moody’s rated Schering A and A2 respectively. Both agencies therefore acknowledged Schering’s excellent creditworthiness, sound financial position, balanced portfolio, and leadership in the market segments in which the Company is active.

The data from the shareholder survey carried out at the end of 2003, which covered around 93% of issued capital, reveals broad-based interest in Schering AG’s shares as an investment. At over 135,000 shareholders in Germany and abroad, the number of shareholders has risen by over 50% compared with the last survey in May 2000. This was mainly due to German portfolios, the number of which increased by roughly 40,000.

The increase of around 10,000 in foreign portfolios primarily is due to our listing on the New York Stock Exchange (NYSE). Roughly 6,200 shareholders in the U.S. held around 2.3 million (approximately 1.2%) shares in the form of ADRs (American Depository Receipts) at the time of the survey. Growing interest as a result of increased investor relations activities in the USA is also reflected in American investors’ share of issued capital, which has doubled to approximately 13%. Most shares are still held in the UK (14%), followed by the USA, Switzerland (6%), and Luxembourg (5%).

In contrast to the last survey, shareholders outside Germany hold a majority of the issued capital (around 52%). The proportion held by German shareholders fell from approximately 60% to roughly 41%. 7% of the issued capital was not covered by the survey.

The number of private and other investors rose slightly to over 24%. The number of institutional investors fell proportionately to approximately 68%, mainly due to a decline in the number of shares held by investment companies. Allianz AG was the largest single shareholder with over 10% of the issued capital.

Schering AG share ratios
in € per share	2003	2002
Basic earnings per share	2.28	4.39
Dividend	0.93	0.93
Shareholders’ equity	14.96	14.93
Lowest/highest closing price	32.41/45.83	40.84/69.40
Price at close of year	40.15	41.45
Market capitalization* (€m)	7,789	8,145
Number of shares (in millions)	194	196.5
Equity ratio	54%	54%
Return on equity	15%	30%
Return on sales	9%	17%
* As of December 31

Consolidated Financial Statements of Schering AG

Report by the Executive Board

The Executive Board of Schering AG is responsible for the preparation of the consolidated financial statements as well as for the information contained in the management report for the Group and for Schering AG. The consolidated financial statements for 2003 were prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). They also comply with the European Union's directive on consolidated accounts (Directive 83/349/EEC). The management report complies with the requirements of the German Commercial Code (HGB).

Uniform accounting and reporting policies throughout the Group, the use of reliable software, the selection and training of qualified staff, and regular reviews by our Corporate Auditing ensure the presentation of a true and fair view of all business developments by the individual Group companies and, therefore, a reliable basis for the consolidated financial statements and the management report. A risk management system, comprising a number of tried and tested internal control systems, enables the Executive Board to identify potential risks to our assets and changes in the economic performance of Group companies at the earliest possible stage, and to take appropriate countermeasures in good time.

Pursuant to a resolution adopted at the last Annual General Meeting, the Supervisory Board engaged BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, as independent auditors to audit the consolidated financial statements. The Audit Committee of the Supervisory Board and the Supervisory Board will examine the consolidated financial statements, the management report, and the audit report together with the auditors. The results of these reviews are described in the Supervisory Board's Report.

Berlin, Germany
February 11, 2004

Schering Aktiengesellschaft

The Executive Board

Erlen, Köstlin, Lingnau, Rubin, Spiekerkötter, Stock

Independent Auditors' Report

(Translation of the German Auditors' Report)

We have audited the consolidated financial statements of Schering Aktiengesellschaft (Schering AG), comprising the balance sheet, the income statement, the statement of changes in shareholders' equity and the cash flow statement for the fiscal year January 1 to December 31, 2003, as well as the notes to the consolidated financial statements. The preparation and the content of these consolidated financial statements are the responsibility of the Company's Executive Board. Our responsibility is to express an opinion on whether these consolidated financial statements comply with International Financial Reporting Standards (IFRS), based on our audit.

We conducted our audit in accordance with the International Standards on Auditing issued by the International Federation of Accountants (IFAC) and auditing standards generally accepted in the United States (U.S. GAAS). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present in accordance with IFRS fairly the net assets, financial position, results of operations and cash flows as of December 31, 2003 and for the period ended December 31, 2003.

Application of accounting principles generally accepted in the United States (U.S. GAAP) would have affected shareholders' equity as of December 31, 2003 and net profit for the period ended December 31, 2003 to the extent summarized in Notes (37) and (38) to the consolidated financial statements.

Our audit, which also extends to the management report for the Group and for Schering AG for the period ended December 31, 2003, prepared by the Company's Executive Board, has not led to any reservations. In our opinion, on the whole the management report for the Group and for Schering AG, together with the consolidated financial statements, provides a suitable understanding of the Group's position and suitably presents the risks in future development.

We also confirm that the consolidated financial statements for the period ended December 31, 2003 satisfy the conditions required for the Company's exemption from its obligation to prepare consolidated financial statements under German law.

Berlin, Germany
February 25, 2004

BDO Deutsche Warentreuhand Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

signed	signed
Dyckerhoff	Eckmann
Wirtschaftsprüfer	Wirtschaftsprüfer

Consolidated Income Statements

€m
	Notes	2003	2002
Net sales		4,828	5,023
Cost of sales		–1,233	–1,212
Gross profit		3,595	3,811
Costs of
marketing and selling		–1,525	–1,629
engineering and administration	(6)	–566	–566
research and development		–924	–947
Other operating income	(7)	399	370
Other operating expenses	(8)	–293	–298
Operating profit		686	741
Financial result	(9)	15	–23
Income from disposal of Aventis CropScience	(10)	—	689
Acquisition-related expenses	(11)	—	–262
Profit from ordinary activities		701	1,145
Income taxes	(12)	–255	–276
Net profit before minority interest		446	869
Minority interest		–3	–2
Net profit		443	867
Basic earnings per share (€)	(13)	2.28	4.39
Diluted earnings per share* (€)	(13)	2.28	4.38
* Diluted by stock options issued as part of Long Term Incentive Plans

Consolidated Balance Sheets

€m
Assets
	Notes	Dec. 31, 2003	Dec. 31, 2002
Intangible assets	(15)	723	846
Property, plant and equipment	(16)	1,213	1,230
Investments in associates		21	59
Other financial assets		68	61
Financial assets	(17)	89	120
Fixed assets		2,025	2,196

Inventories	(18)	996	971
Trade receivables	(19)	1,088	1,054
Other receivables and other assets	(20)	541	514
Receivables and other assets		1,629	1,568
Marketable securities	(21)	173	249
Cash and cash equivalents		566	408
Other non-current and current assets		3,364	3,196
		5,389	5,392

Equity and liabilities
	Notes	Dec. 31, 2003	Dec. 31, 2002
Issued capital*		194	197
Share premium account		334	331
Paid-up capital	(22)	528	528
Retained earnings	(23)	2,374	2,406
Shareholders' equity		2,902	2,934
Minority interest		16	15
Provisions for pensions and similar obligations	(24)	576	560
Other provisions	(25)	1,145	1,162
Provisions		1,721	1,722
Bank loans and overdrafts		110	91
Other liabilities		640	630
Liabilities	(26)	750	721
		5,389	5,392
* Contingent capital: €17m

Consolidated Cash Flow Statements

€m
	Notes	2003	2002
Net profit before minority interest		446	869
Depreciation of fixed assets		312	318
Increase in long-term provisions		24	29
Other non-cash expenses and income		26	–40
Result from disposal of fixed assets		–42	–651
Purchase of Leukine® development project		—	224
Cash flows before working capital changes		766	749
Change in inventories and receivables		–256	–251
Change in liabilities and provisions (other than long-term)		71	86
Cash flows from operating activities	(29)	581	584

Purchase of fixed assets		–318	–559
Proceeds from disposal of fixed assets		123	1,601
Purchase and sale of marketable securities		36	–165
Purchase of Leukine® development project		—	–224
Acquisitions net of cash acquired		–2	8
Proceeds from disposal of subsidiaries net of cash disposed		—	24
Cash flows used in/from investing activities	(30)	–161	685

Dividend payment of Schering AG		–180	–164
Change in financial liabilities		23	–133
Funding of Schering Pension Trust		—	–500
Purchase of treasury shares		–90	–234
Cash flows used in financing activities		–247	–1,031

Net change in cash and cash equivalents		173	238
Effect of exchange-rate movements on cash and cash equivalents		–15	–22
Cash and cash equivalents as of January 1		408	192
Cash and cash equivalents as of December 31	(28)	566	408

Consolidated Statements of Changes in Shareholders' Equity

€m
	Paid-up capital			Retained earnings			Shareholders' equity
	Issued capital	Share premium account	Other retained earnings	Accumulated other comprehensive income
				Currency translation adjustment	Derivative hedging instruments	Available- for-sale securities
January 1, 2002	198	330	1,895	101	4	28	2,556
Changes in fair value	—	—	—	—	41	–45	–4
Realized gains/losses	—	—	—	—	–21	21	0
Translation adjustments	—	—	—	–234	—	–1	–235
Other comprehensive income	—	—	—	–234	20	–25	–239
Net profit	—	—	867	—	—	—	867
Dividend payment of Schering AG	—	—	–164	—	—	—	–164
Purchase of treasury shares for acquisitions	—	—	–158	—	—	—	–158
Issue of treasury shares for acquisitions	—	—	148	—	—	—	148
Purchase of treasury shares (redeemed)	–1	1	–76	—	—	—	–76
December 31, 2002	197	331	2,512	–133	24	3	2,934
Changes in fair value	—	—	—	—	31	5	36
Realized gains/losses	—	—	—	—	–40	–7	–47
Translation adjustments	—	—	—	–194	—	0	–194
Other comprehensive income	—	—	—	–194	–9	–2	–205
Net profit	—	—	443	—	—	—	443
Dividend payment of Schering AG	—	—	–180	—	—	—	–180
Purchase of treasury shares (redeemed)	–3	3	–90	—	—	—	–90
December 31, 2003	194	334	2,685	–327	15	1	2,902

Notes to the Consolidated Financial Statements

(A) BASIS OF PRESENTATION

(1) General principles

The consolidated financial statements of Schering Aktiengesellschaft ( Schering AG) have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). New standards issued by the IASB are adopted at the effective date.

Material departures from the German Commercial Code result from fair value accounting for financial instruments, from the recognition of internally developed software, and from the transfer of plan assets and pension obligations into a pension trust.

(2) Companies included in the consolidated financial statements

In addition to Schering AG, the consolidated financial statements include all companies in which Schering AG controls a majority of the members' voting rights (collectively the Schering AG Group or the Group).

31 domestic companies and 112 foreign companies are consolidated. A total of four companies were consolidated for the first time in 2003. Four companies are no longer consolidated. Comparability with previous years is not affected by these changes.

Joint ventures are proportionately consolidated. Associates – investments where we have the ability to exercise significant influence – are accounted for using the equity method.

The principal companies included in the consolidated financial statements are listed in Note (34). The complete list of Group ownership interests is filed with the Commercial Register of the Amtsgericht Charlottenburg (Charlottenburg Local Court), Berlin.

Jenapharm GmbH & Co. KG and Schering GmbH und Co. Produktions KG, which are included in the consolidated financial statements of Schering AG, are exempted from the requirement to prepare notes and a management report accompanying their single-entity financial statements.

(3) Consolidation principles

Investments in subsidiaries are consolidated by eliminating the Group's acquisition costs against its share of the subsidiaries' equity at the date of acquisition or first-time consolidation. Any resulting difference between the fair value and the carrying amount is allocated to identifiable assets and liabilities. Any excess of acquisition cost over the fair value of net assets acquired is recognized as goodwill. After deducting the fair value of intangible assets acquired, any excess of the fair value of net assets acquired over acquisition cost is recognized as negative goodwill and deducted from goodwill. Differences contained in the carrying amounts of investments in joint ventures and associates are calculated using the same principles; where appropriate, the financial statements of joint ventures and associates are adjusted to the uniform Group accounting policies set out below.

Intercompany profits and losses, sales, income and expenses, and receivables and liabilities between consolidated companies are eliminated. Intercompany profits relating to joint ventures and associates are also eliminated in proportion to our ownership interest.

(4) Accounting policies

Intangible assets
Goodwill is recognized as an asset and amortized on a straight-line basis over periods of up to 15 years. To determine the useful life of goodwill, the Group takes into consideration contractual obligations, the period in which synergies are expected to be realized, and the strategic importance of the acquisition. Amortization of goodwill is included in Other operating expenses. Negative goodwill arising from acquisitions is recognized as income on a systematic basis under Other operating income over the remaining weighted average useful life of the acquired depreciable/amortizable assets. Other intangible assets are measured at cost (internally developed software at the cost of conversion), less accumulated straight-line amortization. Other intangible assets generally have a useful life of 4 to 8 years unless a different period is indicated (e.g. periods based on the life of a patent). Amortization of intangible assets other than goodwill is allocated to the expenses of the appropriate consuming functions.

Property, plant and equipment
Property, plant and equipment are carried at cost less accumulated depreciation for normal wear and tear. In addition to direct costs, the cost of conversion of internally manufactured assets includes proportionate production overheads and depreciation. Grants by third parties reduce the cost of acquisition or conversion. Interest on third-party borrowings is not included in production costs. Repair costs are expensed as incurred. Obligations to restore a previous condition are included in the cost of acquisition or conversion and at the same time recognized as provision. Buildings are depreciated on a straight-line basis over a useful life of no more than 40 years. Machinery and technical equipment are generally depreciated over a useful life of 3 to 20 years, and factory, office and other equipment over a useful life of 3 to 10 years using the straight-line method. Movable assets used for the production of active substances and intermediate products are reduced by diminishing balance depreciation due to the specialized nature of equipment and associated business risks. Fully depreciated assets are retained in property, plant and equipment, and accumulated depreciation accounts, until they are removed from service. In the case of disposals, assets and related depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged to the income statement under Other operating income and expenses.

Impairment of intangible assets and property, plant and equipment
If the carrying amount of an intangible asset or an item of property, plant and equipment calculated in accordance with these policies exceeds the recoverable amount at the reporting date, the carrying amount is reduced to the recoverable amount. The recoverable amount is measured as the higher of net selling price and value in use determined by the present value of estimated future cash flows. Impairment reviews are made every year for assets or groups of assets affected by events and circumstances which warrant such a review. If the reasons for the impairment loss no longer apply, it is reversed to income.

Financial assets
Investments and long-term securities are recognized at their fair values. Unrealized gains and losses resulting from changes in fair value are recognized net of deferred taxes directly in a separate account in equity. Changes in fair value are recognized in income, if the financial asset is disposed of or is determined to be impaired. Investments in associates are accounted for using the equity method, and are therefore carried at cost plus or minus goodwill amortization, profit distributions, and our share of the retained profits or losses of the company concerned. Our share of Other comprehensive income is recognized proportionately. Loans are measured at amortized cost; interest-free and low-interest loans are recognized at their net present value.

Inventories
Inventories are recognized at the lower of cost, which is determined using the weighted average cost method, or net realizable value. The costs of conversion include direct costs, factory overheads and depreciation. The allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Impairment losses are recognized where the cost of inventories exceeds the expected net proceeds from disposal. In addition, the cost of sales reported in the income statement includes expenses relating to unutilized capacity.

Accounts receivable and bills of exchange
Accounts receivable and bills of exchange are recognized net of an allowance for doubtful accounts.

Marketable securities
Marketable securities are measured using the same principles applicable to the measurement of long-term securities.

Provisions for defined benefit pension plans
Provisions for defined benefit pension plans are calculated using the projected unit credit method and reflect future increases in salaries and pensions. The current service cost arises from the change in the provision for projected benefits. Actuarial gains and losses are deferred and recognized over the expected remaining service period of the employees participating in those plans, to the extent to which such gains and losses exceed 10% of the obligation.

Assumptions
	German plans		Other plans*
	2003	2002	2003	2002
Discount rate	5.5%	5.75%	4.5%	5.0%
Increase in salaries	2.5%	3.0%	3.7%	4.1%
Increase in pensions	1.25%	1.25%	0.8%	0.7%
Expected return on plan assets	7.0%	7.0%	5.4%	5.75%
* weighted average of the individual plans

The defined benefit obligation for German plans is based on Prof. Dr. Klaus Heubeck's 1998 mortality tables.

Assumptions for defined benefit pension plans outside Germany are based on the respective local conditions.

The provision for pensions is determined by calculating the net of the projected benefit obligation and the fair value of plan assets (“funded status”), less unrecognized actuarial gains/losses.

Other provisions
Other provisions are recognized when it is probable that a liability has been incurred and the amount can be reliably estimated. Long-term provisions are reported at their discounted value.

Derivative financial instruments
Derivative financial instruments are measured at fair value. Deferred gains and losses resulting from the hedging of anticipated sales and expenses are recognized directly in Other comprehensive income. The results are only recognized in the income statement after the hedged underlying transactions have been realized.

Commitments and contingencies
Unrecognized commitments and contingencies as of December 31, 2003, are explained in Note (32).

Other accounting policies
Income and expenses for the year are recognized on an accrual basis. Income from the sale of products, merchandise and services is recognized when delivery has taken place, transfer of risk has been completed, and the amount of future returns can be reasonably estimated.

Product returns are accepted as a matter of contract or as a matter of practice. Product returns were insignificant in the period under review. Sales rebates and discounts as well as amounts collected on behalf of third parties, such as sales taxes and goods and service taxes, are excluded from net sales. Costs for research and development are expensed as incurred.

Income taxes are deferred or accrued on temporary differences between the carrying amount of assets or liabilities in the financial accounts and in their associated tax bases. Deferred taxes relating to consolidation adjustments and tax loss carryforwards are calculated according to the same principle. The recognition of deferred taxes is based on the tax rates enacted or substantively enacted for the subsequent periods when the temporary differences are expected to reverse. Deferred tax assets are recognized only when it is probable that the future economic benefit will be realized. Deferred tax assets and deferred tax liabilities are offset only if they relate to income taxes levied by the same tax authority and the enterprise has a legally enforceable right to offset tax assets against tax liabilities.

Preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. Such estimates mainly affect provisions for inventory obsolescence, environmental, warranty and litigation risks, the measurement of pension liabilities and the probability of deferred tax assets being recovered against future taxable profits.

(5) Currency translation

Foreign-currency balances included in the financial statements of individual Group companies are translated at the exchange rate on the balance sheet date.

Translation of the financial statements of Group companies located outside the euro zone is based on the appropriate functional currency. The functional currency of such companies is the relevant local currency, as these companies conduct their business independently in financial, economic and organizational respects. As a result, the assets and liabilities of these companies, as well as the Group's share of the equity of foreign associates, are translated at the exchange rate on the balance sheet date. Income and expenses are translated at the average exchange rate for the year. Goodwill arising on the acquisition of an entity located outside the euro zone, and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of such an entity, are treated as assets and liabilities of that entity and translated at the exchange rate on the balance sheet date. Exchange rate differences are recognized directly as Other comprehensive income.

Currencies which are of particular importance to the Group have experienced the exchange rate fluctuations shown below:

	Closing rate (basis 1€)		Annual average rate (basis 1€)
	2003	2002	2003	2002
U.S. dollar	1.26	1.05	1.14	0.95
Pound sterling	0.70	0.65	0.69	0.63
Brazilian real	3.66	3.71	3.48	2.71
Japanese yen	135.05	124.39	131.62	118.02

(B) INCOME STATEMENT DISCLOSURES

(Amounts are expressed in millions of euros, abbreviated €m, unless otherwise stated)

(6) Engineering and administration costs

Engineering and administration costs include costs of production management and planning, factory safety and administration, environmental protection, technology cost centers such as workshops, energy production, services and waste disposal (only to the extent that these costs are not internally reallocated to the consuming functions), training, and general administration, such as human resources, purchasing, controlling and accounting.

(7) Other operating income

	2003	2002
Income from foreign currency hedges and monetary transactions	188	133
License and commission income	42	41
Income from providing services to third parties	51	41
Reversal of provisions	31	31
Miscellaneous	87	124
	399	370

Income from providing services to third parties relates to fees from third parties for the supply of technical infrastructure as well as to income from other services provided to third parties. The related expenses are included in Other operating expenses.

(8) Other operating expenses

	2003	2002
Expenses from foreign currency hedges and monetary transactions	115	125
Goodwill amortization	47	46
Costs of providing services to third parties	46	38
Miscellaneous	85	89
	293	298

The net amount of Income and Expenses from foreign currency hedges and monetary transactions includes gains from cash flow hedges of €66m (2002: €35m).

(9) Financial result

	2003	2002
Result from investments
Result from investments in associates	0	44
Impairment of investments	–7	–26
Disposal of investments	30	1
	23	19
Interest result
Income from long-term securities and loans	2	2
Other interest and similar income	21	25
Other interest and similar expenses	–10	–8
Net interest income	13	19
Interest component of additions to provisions for pensions	–35	–44
	–22	–25
Other financial result
Write-downs of loans and marketable securities	0	–4
Other financial income	17	13
Other financial expenses	–3	–26
	14	–17
Financial result	15	–23

The item Disposal of investments contains a gain of €22m resulting from the sale of our remaining 49% interest in Oy Leiras Finland AB. In the previous year, the Result from investments in associates included a profit of €45m from our 24% interest in Aventis CropScience Holding S.A., Lyon (Aventis CropScience). We sold this investment at the beginning of June 2002.

Other financial income and Other financial expenses include gains and losses from the sale of loans and marketable securities, and gains and losses from interest-rate derivative transactions. The previous year's Other financial expenses included exchange rate losses of €6m caused by the monetary crisis in Argentina.

(10) Income from disposal of Aventis CropScience

The income from the disposal of our 24% interest in Aventis CropScience in fiscal 2002 was composed of the following items:

Proceeds from disposal	1,500
Carrying amount*	–526
Indemnities	–285
Income	689
* After deducting items that had been included in Other comprehensive income

The indemnities amounting to €285m relate in particular to environmental, tax and product liability risks. The Schering AG Group has entered into a contractual undertaking to the buyer to assume these risks.

(11) Acquisition-related expenses

The Acquisition-related expenses in fiscal 2002 contained one-time effects, primarily expenses of €224m for the acquisition of the rights to the development project for the use of Leukine® in Crohn's disease, and a further €20m resulting from the establishment of the Schering Stiftung (a foundation under German law) for the promotion of science and culture.

(12) Income taxes

Income before taxes is as follows:
	2003	2002
Domestic	280	567
Foreign	421	578
Total	701	1,145

The respective tax expenses are:
	2003	2002
Domestic	–60	–32
Foreign	–195	–244
Total	–255	–276

The reconciliation of notional tax expenses based on the statutory tax rate applicable to Schering AG of 40.5% (2002: 39.1%) to tax expenses at the effective tax rate is as follows:

	2003	2002
Income before taxes	701	1,145
Notional tax expenses (at the statutory rate applicable to Schering AG)	–284	–448
Tax reduction relating to dividends	30	27
	–254	–421
Tax effect of non-deductible expenses and tax-free receipts	–6	189
Prior-period taxes	–13	–69
Tax effect of recognizing income from associates net of tax	0	18
Effects of lower tax rates abroad	18	7
Income taxes	–255	–276
Tax rate	36.4%	24.1%
Current tax expenses	–207	–360
Deferred tax expenses/income	–48	84
Income taxes	–255	–276

The tax effect of non-deductible expenses and tax-free receipts in the previous year was primarily driven by tax-free receipts from the disposal of Aventis CropScience.

In fiscal 2003, the dividend payment for 2002 reduced the tax expense by €30m. Based on the current regulations, we do not expect any corporate income tax reduction for the dividend payments in 2004 and 2005.

The utilization of tax loss carryforwards reduced tax expenses in 2003 by €1m (2002: €2m). Deferred tax assets of €14m relating to tax loss carryforwards were recognized as of December 31, 2003 (December 31, 2002: €25m). As of December 31, 2003, unrecognized tax loss carry-forwards totaled €19m (December 31, 2002: €22m). Of these amounts, €14m has no expiration date, while the remainder expires within ten years.

The deferred tax assets and liabilities relate to the following balance sheet items:

	2003		2002
	Assets	Liabilities	Assets	Liabilities
Intangible assets	66	2	115	1
Property, plant and equipment	–113	1	–109	1
Inventories	103	6	90	8
Provisions for pensions	39	0	–5	–1
Other provisions	42	–1	75	–3
Other	36	5	64	11
	173	13	230	17

The item Other includes deferred tax assets relating to tax loss carryforwards. It also includes deferred tax liabilities of €10m (2002: €16m) which relate to items credited directly to equity. These have been offset against deferred tax assets.

Deferred taxes on property, plant and equipment relate principally to lower tax bases resulting from special tax allowances for assets in certain regions of Germany.

Deferred tax liabilities were not recognized for withholding tax on retained earnings of foreign subsidiaries in the reporting period, because management considers such amounts to be permanently reinvested. Retained earnings of subsidiaries in countries where a withholding tax would be levied in the event of dividend payments totaled €542m (2002: €645m). If such earnings were distributed, withholding tax of €34m (2002: €38m) would be due, based on tax rates in effect at the balance sheet date.

(13) Earnings per share

Basic earnings per share are calculated by dividing net profit by the weighted average number of shares outstanding.

	2003	2002
Net profit (€m)	443	867
Weighted average number of shares outstanding	194,413,614	197,296,507
Basic earnings per share (€)	2.28	4.39

To calculate diluted earnings per share, the weighted average number of shares outstanding is adjusted for all potential dilutive shares. Certain of the Group's stock option plans (LTI Plan 2000 and the first and second tranches of the LTI 2001 “Key Managers” Plan) represent a potential dilution of earnings per share.

The plans grant Schering AG stock options to senior executives. Exercise of the options depends on certain performance criteria relating to the Schering AG share price which are defined in the stock option plans [see Note (36)].

	2003	2002
Net profit (€m)	443	867
Weighted average number of shares outstanding	194,413,614	197,296,507
Adjustment for potential dilutive shares	296,295	573,200
Weighted average number of shares (including potential dilutive shares)	194,709,909	197,869,707
Diluted earnings per share (€)	2.28	4.38

The terms of the stock option plans reserve for Schering AG the right to settle claims relating to the exercise of option rights in the form of cash payments instead of issuing shares.

(14) Personnel costs/employees

	2003	2002
Personnel costs
Wages and salaries	1,245	1,278
Social security and support payments	241	236
	1,486	1,514
Pensions	88	81
	1,574	1,595

Number of employees by function (annual average)
Production	9,093	9,023
Marketing and selling	8,642	8,629
Research and development	4,692	4,560
Administration	4,134	4,033
	26,561	26,245

Number of employees by Region (annual average)
Schering AG	8,320	8,223
Europe Region	8,269	8,219
United States Region	3,681	3,389
Japan Region	1,572	1,621
Latin America/Canada Region	2,478	2,517
Asia/Middle East Region	1,371	1,464
Other employees	870	812
	26,561	26,245

(C) BALANCE SHEET DISCLOSURES

(Amounts are expressed in millions of euros, abbreviated €m, unless otherwise stated)

(15) Intangible assets

	Internally developed software	Patents, licences, trademarks and similar assets	Goodwill	Negative goodwill	Total
Cost
January 1, 2002	31	365	591	–27	960
Change in consolidated companies	—	–8	—	—	–8
Additions	23	224	118	—	365
Disposals	0	–28	–14	4	–38
Translation adjustments	–3	–19	–24	—	–46
December 31, 2002	51	534	671	–23	1,233
Change in consolidated companies	—	0	—	—	0
Additions	23	24	2	—	49
Disposals	0	–36	—	—	–36
Translation adjustments	–2	–16	–33	—	–51
December 31, 2003	72	506	640	–23	1,195

Accumulated amortization, impairments and reversals
January 1, 2002	2	114	194	–4	306
Change in consolidated companies	—	0	—	—	0
Additions	6	75	46	–5	122
Disposals	0	–23	–6	—	–29
Translation adjustments	–1	–8	–3	—	–12
December 31, 2002	7	158	231	–9	387
Change in consolidated companies	—	0	—	—	0
Additions	11	69	47	–4	123
Disposals	0	–26	—	—	–26
Translation adjustments	0	–8	–4	—	–12
December 31, 2003	18	193	274	–13	472

Book values as of Dec. 31, 2002	44	376	440	–14	846

Book values as of Dec. 31, 2003	54	313	366	–10	723

In 2002, additions to Patents, licenses, trademarks and similar assets related mainly to the acquisition cost for the manufacturing and marketing rights to Leukine® in its approved indications. These rights are being amortized over a useful life of eight years.

Additions to goodwill in 2002 related primarily to the acquisition of Collateral Therapeutics in the United States.

(16) Property, plant and equipment

	Land and buildings	Machinery and technical equipment	Other factory and office equipment	Construction in progress and advance payments	Total
Cost
January 1, 2002	1,455	1,274	777	86	3,592
Change in consolidated companies	11	–2	3	–1	11
Additions	20	79	89	93	281
Disposals	–107	–68	–66	–1	–242
Transfers	16	37	21	–74	—
Translation adjustments	–74	–39	–44	–12	–169
December 31, 2002	1,321	1,281	780	91	3,473
Change in consolidated companies	–1	0	0	—	–1
Additions	14	72	76	69	231
Disposals	–11	–38	–71	–1	–121
Transfers	12	51	16	–79	—
Translation adjustments	–52	–22	–31	–7	–112
December 31, 2003	1,283	1,344	770	73	3,470

Accumulated depreciation
January 1, 2002	736	1,030	566	—	2,332
Change in consolidated companies	1	–2	1	—	0
Additions	42	50	78	—	170
Disposals	–51	–64	–60	—	–175
Reversal of impairments	—	0	0	—	0
Transfers	0	0	0	—	—
Translation adjustments	–30	–24	–30	—	–84
December 31, 2002	698	990	555	—	2,243
Change in consolidated companies	0	0	0	—	0
Additions	42	60	77	—	179
Disposals	–8	–34	–64	—	–106
Reversal of impairments	—	—	—	—	—
Transfers	0	0	0	—	—
Translation adjustments	–21	–15	–23	—	–59
December 31, 2003	711	1,001	545	—	2,257

Book values as of Dec. 31, 2002	623	291	225	91	1,230

Book values as of Dec. 31, 2003	572	343	225	73	1,213

Additions to Property, plant and equipment decreased by 18% to €231m in 2003. 59% of this expenditure related to Germany, 14% to other countries of the European Union, 16% to the United States, and 2% to Japan. 25% of capital expenditure related to research and development, and 53% to production, quality assurance and environmental protection. 22% was allocated to marketing and selling, and other functions.

(17) Financial assets

	Investments in associates	Other investments	Long-term securities	Sundry loans	Total
Cost
January 1, 2002	601	115	3	41	760
Change in consolidated companies	—	0	—	0	0
Additions	42	33	0	5	80
Disposals	–564	–16	0	–7	–587
Changes in fair value	—	–31	—	0	–31
Translation adjustments	–1	–15	0	0	–16
December 31, 2002	78	86	3	39	206
Change in consolidated companies	—	—	—	—	—
Additions	10	10	1	26	47
Disposals	–48	–29	–1	–12	–90
Changes in fair value	—	3	—	—	3
Translation adjustments	0	–8	0	–1	–9
December 31, 2003	40	62	3	52	157

Accumulated write-downs
January 1, 2002	45	42	0	7	94
Change in consolidated companies	—	—	—	—	—
Additions	8	26	0	0	34
Disposals	–2	0	—	0	–2
Reversals	–32	—	—	–1	–33
Translation adjustments	—	–7	—	0	–7
December 31, 2002	19	61	0	6	86
Change in consolidated companies	—	—	—	—	—
Additions	7	7	0	3	17
Disposals	–7	–18	—	–3	–28
Reversals	—	—	—	–1	–1
Translation adjustments	—	–6	—	0	–6
December 31, 2003	19	44	0	5	68

Book values as of Dec. 31, 2002	59	25	3	33	120

Book values as of Dec. 31, 2003	21	18	3	47	89

Disposals of Investments in associates in 2003 relate in part to our 49% interest in Oy Leiras Finland AB amounting to €21m.

The disposals of Investments in associates in the previous year particularly related to the sale of our interest in Aventis CropScience (€556m) and to dividend payments.

Fair value changes in marketable investments of €3m (2002: €–31m) before taxes were recognized directly in Other comprehensive income after deducting deferred taxes. Other investments which were considered to be impaired resulted in impairment charges of €7m (2002: €26m).

Sundry loans include €20m (December 31, 2002: €25m) relating to mortgage loans to employees.

	Aventis CropScience	Other associates	Total
Changes in carrying amounts of Investments in associates
January 1, 2002	512	44	556
Profit/loss shares*	45	–1	44
Dividend payments	0	–6	–6
Additions	0	22	22
Disposals	–556	0	–556
Translation adjustments	–1	0	–1
December 31, 2002	0	59	59
Profit/loss shares*	—	0	0
Dividend payments	—	–7	–7
Additions	—	3	3
Disposals	—	–34	–34
Translation adjustments	—	0	0
December 31, 2003	—	21	21
* After deduction of goodwill amortization

(18) Inventories

	2003	2002
Raw materials and supplies	212	199
Work in process	429	395
Finished goods and goods for resale	352	373
Payments on account	3	4
	996	971

Inventories as of December 31, 2003 include €66m carried at net realizable values that are lower than their cost (December 31, 2002: €33m).

(19) Trade receivables

Trade receivables as of December 31, 2003 include €21m with a remaining term of more than one year (December 31, 2002: €14m). Allowances for doubtful accounts on trade receivables as of December 31, 2003 amounted to €25m (December 31, 2002: €22m).

(20) Other receivables and other assets

	2003	2002
Current tax assets	178	102
Deferred tax assets	173	230
Sundry assets	190	182
	541	514

Other receivables and other assets include €199m with a remaining term of more than one year (December 31, 2002: € 246m).

(21) Marketable securities

Marketable securities are accounted for at fair value. Fair values as of December 31, 2003, included unrealized gains of €1m (December 31, 2002: €6m) that are recognized net of deferred taxes in Accumulated other comprehensive income.

(22) Paid-up capital

Issued capital amounts to €194,000,000 and is composed of 194,000,000 no-par value shares, with each share representing €1.00 of the issued capital.

During the reporting period, 2,500,000 treasury shares were purchased and redeemed for a total of €90.2m. The Supervisory Board amended the Articles of Association accordingly. These shares accounted for €2.5m of paid-up capital, which was reduced accordingly. Under section 237 (5) of the German Stock Corporation Act (Aktiengesetz), an equivalent amount has been withdrawn from retained earnings and added to the capital reserve.

In 2003, Schering AG purchased 242,660 treasury shares for an average price of €43.62 per share for the issuance of employee shares. The shares were offered to qualified employees at €17 per share.

The Executive Board is authorized to purchase treasury shares until September 30, 2004, for purposes codified in section 71 (1) No. 8 of the German Stock Corporation Act. In total, up to €15,000,000 in issued capital may be acquired under this authorization.

Furthermore, the Executive Board is authorized until April 26, 2004, to increase issued capital with the approval of the Supervisory Board on one or on several occasions by issuing new shares for cash or non-cash consideration, provided that the overall increase in issued capital does not exceed a total amount of €85,000,000 and that the shareholders are given the right to subscribe. With the agreement of the Supervisory Board, however, the Executive Board is authorized to issue shares without giving the shareholders the right to subscribe:

(a) if the capital increase from cash proceeds does not exceed a total amount of €15,000,000 and the issue price of the new shares is not substantially below the quoted market price for the shares at the time the issue price is determined by the Executive Board; or

(b) if the capital increase is effected for the issue of employee shares; or

(c) if the capital increase is effected for non-cash consideration; or

(d) to the extent necessary to allow holders of convertible bonds or bonds with warrants of Schering AG to subscribe to the new shares.

The Executive Board is also authorized, with the agreement of the Supervisory Board, to issue convertible bonds and/or bonds with warrants on one or on several occasions in the period up to April 26, 2004. The total nominal value of such bond issues may not exceed €300,000,000. Conversion rights or options on Schering AG shares may be issued up to a total of €11,538,462 of issued capital. Accordingly, the issued capital of Schering AG may be increased by up to €11,538,462 through the issue of up to 11,538,462 shares (Contingent capital I). This contingent increase in issued capital serves solely to exercise conversion rights and options.

Furthermore, the issued capital of Schering AG may be increased by up to €5,000,000 (Contingent capital II). This contingent increase in issued capital will only be implemented to the extent that holders of option rights that have been issued until September 30, 2003, on the basis of the Annual General Meeting's authorization of April 26, 2001, exercise their option rights and that claims are not settled by the transfer of treasury shares or cash payments.

(23) Retained earnings

Retained earnings comprise Other retained earnings and Accumulated other comprehensive income.

The Executive Board will propose to the General Meeting a dividend of €0.93 per share (totaling €180m) for fiscal year 2003.

(24) Provisions for pensions and similar obligations

	2003	2002
Provisions for retirement benefit obligations in Germany	458	439
Provisions for retirement benefit obligations outside Germany	72	70
Provisions for similar obligations	46	51
	576	560

Pension benefits in Germany are primarily determined by years of service and average remuneration in the final five years prior to retirement.

Defined benefit plans of Schering AG are funded to a substantial extent by a pension trust ( Schering Altersversorgung Treuhand Verein). In 2002, a one-time payment of €500m had been transferred to this trust in addition to regular contributions.

Defined benefit plans of foreign subsidiaries, which are primarily service-related, are generally funded.

We consider projected service costs and the expected return on plan assets when calculating the net periodic pension costs for these plans. Changes in the projected benefit obligation (PBO) and the fair value of plan assets were as follows:

	German plans		Other plans
	2003	2002	2003	2002
Change in projected benefit obligation
PBO at beginning of the year	1,345	1,303	309	315
Service cost	30	36	25	22
Interest cost	76	78	17	17
Actuarial gains (–) and losses (+)	22	–17	75	2
Benefits paid	–60	–52	–14	–15
Transfer of obligations	1	–3	—	—
Translation adjustments	—	—	–36	–32
PBO at end of year	1,414	1,345	376	309

Change in plan assets
Fair value of plan assets at beginning of the year	730	304	182	210
Actual return on plan assets	128	–64	14	–18
Employer contribution	18	522	26	20
Contributions by plan participants	—	—	1	1
Benefits paid	–38	–32	–11	–12
Translation adjustments	—	—	–19	–19
Fair value of plan assets at end of year	838	730	193	182

Funded status	576	615	183	127
Unrecognized actuarial losses	–118	–176	–111	–57
Provisions for pensions	458	439	72	70

Net periodic pension costs of defined benefit plans and total pension costs were as follows:

	2003	2002
Service cost	55	58
Interest cost	93	95
Expected return on plan assets	–60	–52
Amortization of unrecognized actuarial gains and losses	10	3
Net periodic pension costs of defined benefit plans	98	104
Costs of defined contribution plans and other pension costs	25	21
Total pension costs	123	125

The interest cost on pension obligations not transferred to external funds is reported under the Interest result [see Note (9)]. The other pension expenses are charged as personnel expenses to the costs of the operating functions [see Note (14)]. For a foreign multi-employer defined benefit plan the necessary information to account for the plan as a defined benefit plan is not available to us. The plan is accounted for as a defined contribution plan.

The measurement date for the fair value of plan assets is December 31. The parameters and assumptions described in Note (4) were applied. These parameters are also applied in the following year in determining interest cost, service cost and the expected return on plan assets. The basis for the add back of interest cost to discounted pension obligations is the projected benefit obligation on January 1. The basis for the expected return on plan assets is the fair value on January 1; allocations during the year are included ratably. The basis for the amortization of actuarial gains and losses is the amount calculated as of January 1, to the extent to which such amounts exceed 10% of the obligation.

The portfolio structure of domestic plan assets at the balance sheet date and the target structure are as follows:

Asset class	Portfolio structure of plan assets
	Target structure	December 31, 2003	December 31, 2002
Equities	45%	46%	38%
Hedge funds	20%	13%	20%
Bonds	35%	31%	37%
Others	0%	10%	5%
	100%	100%	100%

The differences between the actual and target allocations are due in part to market price developments, and in part to risk management efforts based on market expectations. At the end of 2002 and beginning of 2003, cash funds were invested in equities to approximate their target allocation after the decline in equity prices. During 2003, investments in corporate and emerging market bonds were reduced due to a fall in spreads and yields. The lower proportion of hedge funds at the year-end is due to the start of diversification into other products of the same class, which has not yet been completed.

The use of derivatives is allowed, as we fully hedge the currency risks and also transform the interest rate exposure in other currencies into the euro interest curve. We also employ a risk management system to calculate historical worst-case scenarios of given portfolios.

The expected rate of return of 7% is based on historical and expected future averages for risk premiums and absolute returns of the asset classes analyzed. They are also cross-checked against market expectations of external sources. We consider the resulting return assumptions as realistic within the long-term investment horizon of the pension trust. Since its inception at the end of 2001 the compounded annual average rate of return of the assets in our domestic pension trust was approximately 4.9%.

The expected contributions to plan assets in 2004 amount to €18m.

(25) Other provisions

2003	January 1, 2003		Additions	Use	Reversals	Change in consolidated companies	Translation adjustment	December 31, 2003
	Current	Total						Total	Current
Provisions for
Current tax	239	239	98	–67	–16	—	–5	249	249
Deferred tax	—	17	47	–48	—	—	–3	13	—
Personnel costs	243	342	239	–221	–9	0	–19	332	229
Third party claims	9	318	9	–2	–1	—	–7	317	40
Environmental matters	11	79	5	–5	0	—	–2	77	11
Restructuring	10	26	6	–5	–7	—	0	20	11
Other	137	141	117	–95	–13	—	–13	137	120
	649	1,162	521	–443	–46	0	–49	1,145	660

2002	January 1, 2002		Additions	Use	Reversals	Change in consolidated companies	Translation adjustment	December 31, 2002
	Current	Total						Total	Current
Provisions for
Current tax	120	120	201	–75	0	—	–7	239	239
Deferred tax	—	49	17	–42	–2	0	–5	17	—
Personnel costs	240	333	260	–212	–15	–1	–23	342	243
Third party claims	15	44	286	–2	–5	—	–5	318	9
Environmental matters	11	50	5	–4	0	32	–4	79	11
Restructuring	5	7	18	–6	—	7	—	26	10
Other	145	154	116	–105	–9	0	–15	141	137
	536	757	903	–446	–31	38	–59	1,162	649

Provisions for personnel costs include accrued salaries (vacation and holiday, bonuses, and jubilee benefits), as well as early retirement benefits. Provisions for third party claims include indemnities relating to the sale of investments and business activities as well as expected costs in the event of patent infringement litigation. Provisions for environmental expenses include clean up obligations in Germany, France and the United States. Provisions for restructuring largely include severance obligations to employees and other closure-related costs incurred in the context of the realization of our Global Production Strategy.

(26) Liabilities

	2003	2003	2002	2002
	Current	Total	Current	Total
Bank loans and overdrafts	74	110	53	91
Trade payables	352	354	359	361
Taxes payable	74	75	61	61
Social security costs payable	34	34	31	31
Payables to employees	28	38	26	38
Miscellaneous	126	139	128	139
	688	750	658	721

(27) Total amount of collateralized loans

The total amount of collateralized loans as of December 31, 2003 (all collateralized by mortgages) was €33m (December 31, 2002: €41m).

(D) CASH FLOW STATEMENT DISCLOSURES

(Amounts are expressed in millions of euros, abbreviated €m, unless otherwise stated)

(28) Cash and cash equivalents

Cash and cash equivalents include bank deposits and cash on hand.

(29) Cash flows from operating activities

Cash flows from operating activities include interest received of €22m (2002: €28m) and interest paid of €10m (2002: €8m). Payments of income taxes amounted to €259m (2002: €274m).

In 2002, Other non-cash expenses and income included our share of the profit from Aventis CropScience of €45m.

The result from disposal of fixed assets includes a profit of €22m from the sale of our remaining 49% interest in Oy Leiras Finland AB. In 2002, this item mainly included income from the disposal of Aventis CropScience.

(30) Cash flows used in/from investing activities

Purchase of fixed assets in 2002 included the acquisition cost of the manufacturing and marketing rights to Leukine® in its approved indications. The part of the acquisition cost relating to the project to develop Leukine® in the indication of Crohn's disease has been recognized separately.

The Proceeds from disposal of fixed assets include €43m from the sale of our remaining 49% interest in Oy Leiras Finland AB. In 2002, this position included €1.5bn relating to the sale of our interest in Aventis CropScience.

The purchase and sale of marketable securities comprises purchases of €103m (2002: €196m) and sales of securities of €139m (2002: €31m).

Cash flows used in Acquisitions net of cash acquired in the reporting period relate to the acquisition of minority interests in two group companies. In 2002, this item essentially related to the acquisition of the remaining 88.1% interest in Collateral Therapeutics. The allocation of the purchase consideration paid to assets and liabilities is as follows:

	2003	2002
Fixed assets	—	5
Other non-current and current assets	—	48
Provisions and liabilities	—	–10
Minority interest	0	—
Goodwill	2	118
	2	161
Issue of treasury shares	—	–148
Purchase of minority interest in prior years	—	–6
Cash acquired	—	–15
Cash flows used in Acquisitions net of cash acquired	2	–8

(E) SUPPLEMENTAL DISCLOSURES

(Amounts are expressed in millions of euros, abbreviated €m, unless otherwise stated)

(31) Derivative financial instruments

As we operate on a global basis, the Schering AG Group is subject to various market risks. We make use of exchange-traded and over-the-counter derivative financial instruments to reduce currency and interest-rate risks resulting from anticipated transactions and from existing assets and liabilities. We use derivative financial instruments to manage the asset and maturity profile of our investment portfolio.

Market risks resulting from open derivative positions are estimated by a risk assessment system using a simulation of historical data. Various measures have been put in place to manage the risks. These include the definition of limits for individual classes of instruments, the organizational segregation of dealing, settlement and accounting as well as supervision and the regular reporting on open positions and results based on mark-to-market valuations. The following derivative positions were open at the balance sheet date:

	Notional amount		Fair value
	2003	2002	2003	2002
Currency hedging of anticipated sales and expenses
Currency forwards	471	519	10	13
Options	8	75	0	2
	479	594	10	15

Currency hedging of assets and liabilities
Currency forwards	251	362	5	4
	251	362	5	4

Asset and liability management
Options	83	34	14	6
Swaps	5	0	2	0
Interest-rate futures	76	69	0	1
	164	103	16	7

Notional amounts reflect the net of sale and purchase contracts. The underlying exposure in each currency is defined as the net amount of receivables and liabilities on the balance sheet date as well as anticipated sales and expenses for the next 12 months. As of December 31, 2003, approximately 66% (December 31, 2002: 71%) of the underlying exposure of €1.1bn (December 31, 2002: €1.3bn) was hedged. Yen and U.S. dollar amounts accounted for approximately 62% (December 31, 2002: 73%) of currency hedging.

The measurement of hedging instruments at fair value is based on quoted market prices or reference rates such as the ECB reference rates, or on the application of established valuation models such as the Black-Scholes model. Changes in fair values are recognized in Other receivables and other assets and Other provisions respectively.

In order to properly match gains and losses on hedging instruments, hedge gains and losses attributable to anticipated sales and expenses are deferred until the underlying hedged transaction is realized. Gains and losses on hedging instruments are recognized net of tax as Other comprehensive income. They are reversed to income when the underlying hedged transactions are realized. These gains or losses are recognized in Other operating income.

As of December 31, 2003, we recognized gains of €24m (net of tax: €15m) resulting from 2003 hedging contracts in Accumulated other comprehensive income, since they are attributable to sales and expenses in 2004.

Accordingly, in 2003 we recognized gains of €39m (net of tax: €24m) resulting from 2002 hedging contracts in Other operating income, since these gains are attributable to sales and expenses realized in 2003.

Changes in fair values resulting from currency hedging of existing assets and liabilities are recognized in Other operating income. These gains and losses generally correspond to changes in the hedged balance sheet items.

Changes in fair values relating to Schering AG call options acquired for the hedging of stock option plans are included in personnel expenses.

Changes in fair values of derivatives relating to asset and liability management are included in the Financial result.

At the balance sheet date, our net financial position based on cash and cash equivalents plus marketable securities and bank loans was €629m (December 31, 2002: €566m). The average maturity of fixed-rate interest bearing securities and fixed-rate deposits including financial derivatives was approximately 1.4 years (December 31, 2002: approximately 1.7 years).

The credit risks arising from derivative financial instruments are limited to the positive fair values of these derivatives. In order to minimize those credit risks, investments and transactions in derivative instruments are entered into only with prime-rated debtors and banks within fixed risk limits.

(32) Contingent liabilities and other financial commitments

	2003	2002
Contingent liabilities
Financial guarantees	27	23
	27	23
Other financial commitments
Liabilities under operating leases
due within 1 year	49	47
due in 1 to 5 years	101	100
due after 5 years	43	47
Authorized capital expenditure	285	300
	478	494

As of December 31, 2003 we had issued financial guarantees of €27m (December 31, 2002: €23m) which are related to transactions arising from the normal course of business.

The Schering AG Group has entered into long-term agreements with various third parties, under which the Group makes payments in connection with various research and development projects based upon the achievement of certain milestones or other specific conditions. In return, the Group obtains product rights or licenses to market the developed products, such as Campath®/MabCampath® (partner: ILEX Oncology, Inc.) and Zevalin® (partner: Biogen Idec Inc.). The estimated payments to these third parties, assuming the agreed milestones and other conditions are met, will be as follows:

2004	71
2005	43
2006	25
2007	43
2008	—
Thereafter	—
182

(33) Segment reporting

	Segment net sales	Internal net sales	External net sales	Change from last year
2003
Europe Region*	3,278	891	2,387	+1%
United States Region	1,209	6	1,203	–6%
Japan Region	517	0	517	–11%
Latin America/Canada Region	454	71	383	–11%
Asia/Middle East Region	212	13	199	–11%
Other Activities	183	44	139	–8%
Segment total	5,853	1,025	4,828	–4%
Other	—	—	—	—
Schering AG Group	5,853	1,025	4,828	–4%

2002
Europe Region*	3,266	909	2,357	+8%
United States Region	1,288	6	1,282	+15%
Japan Region	580	1	579	–13%
Latin America/Canada Region	480	50	430	–16%
Asia/Middle East Region	236	12	224	+5%
Other Activities	206	55	151	–4%
Segment total	6,056	1,033	5,023	+4%
Other	—	—	—	—
Schering AG Group	6,056	1,033	5,023	+4%

* incl. Africa, Australia and New Zealand

Our primary segment reporting format is geographic, based on the location of the customers. This reflects the management structure of our sales organization, our system of internal financial reporting, and the predominant source of risks and returns in our business. Segment reporting is therefore divided into five geographic segments. Other Activities (mainly our pharmaceutical chemicals business) are managed on a worldwide basis and are therefore also presented as a separate segment.

Segment net sales include both sales to third parties (external net sales) and sales to Group companies belonging to a different region (internal net sales). Intersegment sales are determined at arm's length prices.

Information on External net sales is generally based on the location of the customer. However, based on our management reporting format, net sales figures of the Europe Region also include the net sales of the subsidiaries Schering Oy (formerly Leiras Oy), Jenapharm, CIS bio international and Justesa Imagen Group, generated outside Europe. Net sales reported for the United States Region also include net sales of the Medrad Group generated outside the United States.

	Segment performance	Change from last year	Central production overhead/ variances	Research and development expenses	Segment result	Change from last year	Depre- ciation	Other significant non-cash expenses	Segment assets	Segment liabilities	Investments in intangibles and property, plant and equipment	Segment assets by geographical location	Investments by geographical location
2003
Europe Region*	1,031	–1%	–73	–426	532	–3%	105	8	2,110	815	103	2,497	157
United States Region	394	+8%	–15	–254	125	+20%	101	1	819	228	53	623	41
Japan Region	202	–12%	–13	–101	88	–17%	19	6	386	62	15	334	7
Latin America/Canada Region	137	–4%	–8	–79	50	+16%	14	—	175	27	21	145	16
Asia/Middle East Region	68	–17%	–15	–39	14	–52%	10	—	114	4	17	77	8
Other Activities	57	–24%	–38	–25	–6	–138%	13	—	111	5	22	39	2
Segment total	1,889	–2%	–162	–924	803	–5%	262	15	3,715	1,141	231	3,715	231
Other	–1,203	+1%	162	924	–117	+11%	40	2	1,674	1,330	49	1,674	49
Schering AG Group	686	–7%	—	—	686	–7%	302	17	5,389	2,471	280	5,389	280

2002
Europe Region*	1,040	+13%	–62	–430	548	+19%	101	10	2,035	802	193	2,429	386
United States Region	366	+16%	–11	–251	104	+44%	108	5	927	263	287	719	162
Japan Region	229	–6%	–14	–109	106	–1%	21	—	441	53	31	383	9
Latin America/Canada Region	143	–16%	–7	–93	43	–55%	16	—	168	31	42	135	29
Asia/Middle East Region	82	+14%	–13	–40	29	–19%	5	—	115	7	16	83	5
Other Activities	75	–6%	–35	–24	16	–52%	10	—	134	6	28	71	6
Segment total	1,935	+7%	–142	–947	846	+5%	261	15	3,820	1,162	597	3,820	597
Other	–1,194	+5%	142	947	–105	–22%	31	4	1,572	1,281	49	1,572	49
Schering AG Group	741	+11%	—	—	741	+11%	292	19	5,392	2,443	646	5,392	646
* incl. Africa, Australia and New Zealand

Segment performance and Segment result are presented on a consolidated basis to ensure comparability with external net sales. Segment performance is an internal financial reporting measurement utilized by our management. Under this approach, transfers from our centralized production facilities in Europe are charged to the segments at standard production cost. Research and development expenses are not included, as this function is managed on a worldwide basis.

The Segment result comprises Segment performance less an allocation of research and development expenses and central production overhead and production variances. Research and development expenses specifically attributable to individual segments are allocated directly, while all other expenses incurred by our corporate research and development organization (such as general research, global development activities, and infrastructure) are allocated to the segments on the basis of sales. Central production overhead and production variances are allocated on the basis of the production supplied from our central production facilities to the individual segments.

The total of the Segment results is reconciled to the consolidated Operating profit as follows:

	2003	2002
Total of Segment results	803	846
Cost of corporate functions	–198	–198
Other income/expenses	81	93
Total other	–117	–105
Operating profit	686	741

The Cost of corporate functions comprises administration costs of Schering AG. Income and expenses which were not incurred by the segments and/or arose in the course of unusual transactions are summarized in Other income/expenses.

Depreciation by segment includes amortization of intangible assets and depreciation of property, plant and equipment. Other significant non-cash expenses principally contain pension expenses shown under Operating profit. Segment assets include all assets with the exception of assets relating to corporate functions, financial assets, other receivables and other assets, marketable securities and cash and cash equivalents. Segment liabilities include all liabilities with the exception of liabilities allocated to corporate functions, financial liabilities and tax liabilities, which are included under Other. Financial liabilities mainly consist of €458m (December 31, 2002: €439m) pension obligations from German retirement benefit plans. The corresponding €35m (2002: €44m) in interest costs is included in the Financial result.

Our secondary segment reporting format is based on the Business Areas:

	External net sales	Change from last year	Segment assets	Investments in intangibles and property, plant and equipment
2003
Gynecology&Andrology	1,622	+1%	1,163	76
Specialized Therapeutics	1,560	–5%	1,202	59
Diagnostics&Radiopharmaceuticals	1,312	–7%	1,056	63
Dermatology	200	–7%	180	14
Other sources	134	–10%	114	19
Segment total	4,828	–4%	3,715	231
Other	—	—	1,674	49
Schering AG Group	4,828	–4%	5,389	280

2002
Gynecology&Andrology	1,613	+7%	1,131	102
Specialized Therapeutics	1,637	+10%	1,262	373
Diagnostics&Radiopharmaceuticals	1,406	–3%	1,109	83
Dermatology	217	–5%	191	18
Other sources	150	–7%	127	21
Segment total	5,023	+4%	3,820	597
Other	—	—	1,572	49
Schering AG Group	5,023	+4%	5,392	646

(34) Information on principal companies included in the consolidated financial statements for the year ended December 31, 2003

Name and location of company[1]	% of Equity	Equity[2]	Result[2]	Sales[2]	Employees
Germany
Schering AG, Berlin [3]		1,563	442	2,338	8,283
Schering Deutschland Holding AG, Hamburg [4]	100.0	276	29	408	616
Jenapharm GmbH & Co. KG, Jena [4]	100.0	47	41	163	1,069
Schering Finnland Holding GmbH, Berlin	100.0	207	29	—	—
Europe (excluding Germany)
N.V. Schering S.A., Diegem/Belgium	100.0	24	2	71	148
Schering Oy, Turku/Finland [4]	100.0	179	49	221	878
Schering S.A., Lys-Lez-Lannoy/France [4]	99.9	193	3	393	1,554
Schering Holdings Ltd., Burgess Hill/UK 4	100.0	24	10	155	325
Schering S.p.A., Milan/Italy [4]	100.0	92	22	315	882
Schering Nederland B.V., Weesp/Netherlands	100.0	37	5	65	92
Schering Wien Ges.m.b.H., Vienna/Austria	100.0	297	8	63	110
Schering Lusitana Lda., Mem Martins/Portugal	100.0	15	2	53	133
Schering (Schweiz) AG, Baar/Switzerland	100.0	10	3	64	79
Schering España S.A., Madrid/Spain [4]	99.9	92	16	214	667
Schering Alman Ilaç ve Ecza Ticaret Ltd., Sirketi, Istanbul/Turkey	100.0	11	0	61	171
North America
Schering Berlin Inc., Wilmington, Del./USA [4]	100.0	746	53	1,202	3,714
Berlex Canada Inc., Lachine/Canada	100.0	12	4	66	214
Latin America
Schering Argentina S.A.I.C., Buenos Aires/Argentina	100.0	13	6	47	212
Schering do Brasil Ltda., São Paulo/Brazil	100.0	43	3	118	743
Schering Colombiana S.A., Bogotá/Colombia	100.0	25	6	62	310
Schering Mexicana S.A., Mexico City/Mexico	100.0	41	8	75	254
Asia/Australia
P.T. Schering Indonesia, Jakarta/Indonesia	85.0	8	1	18	355
Nihon Schering K.K., Osaka/Japan	100.0	139	16	497	1,560
Schering Pty. Ltd., Sydney/Australia	100.0	18	5	77	117
Schering (Korea) Ltd., Seoul/Korea	100.0	23	2	58	263
Schering (Bangkok) Ltd., Bangkok/Thailand [4]	100.0	6	1	17	123
Africa
Schering (Pty.) Ltd., Midrand/South Africa	100.0	10	– 1	30	100

[1] The complete list of the Group's ownership interests is filed with the Commercial Register of the Amtsgericht Charlottenburg (Charlottenburg Local Court), Berlin.

2 In the case of companies outside the euro zone, equity and annual results were translated from local currency amounts into € at the exchange rate in effect on December 31, 2003. Sales were translated into € at the annual average rate of exchange. Amounts in millions of €.

[3] Most of the sales of Schering AG stem from the sales to subsidiaries; these sales are not included in the consolidated financial statements.
[4] Figures include consolidated subsidiaries.

(35) Emoluments of the Supervisory Board and the Executive Board; loans granted

The total remuneration of the members of the Supervisory Board amounted to €3,092 thousand and is composed as follows:

€ thousand	Fixed compensation	Variable compensation	Committee functions
Dr. Giuseppe Vita (Chairman)	7	298	76
Other members of the Supervisory Board	51	2,267	393
	58	2,565	469

A member of the Supervisory Board has received an annual fee for consultancy services [see “Related party transactions”].

The total remuneration of the members of the Executive Board amounted to €11,164 thousand and is composed as follows:

€ thousand	Fixed compensation	Variable compensation	Exercise LTI Plan 2000
Dr. Hubertus Erlen (Chairman)	544	1,638	—
Other members of the Executive Board	2,150	6,716	116
	2,694	8,354	116

A provision of €22,923 thousand has been recognized for the pensions of former members of the Executive Board and their dependents; the benefits paid for the year ended December 31, 2003, amounted to €1,967 thousand.

As part of the stock option plans set up in 2000, members of the Executive Board held non-transferable stock options on up to a maximum of 76,500 Schering AG shares as of December 31, 2003. These options may be exercised between 2003 and 2006. The exercise of the options depends on certain performance criteria relating to the Schering AG share price, which are determined under the provisions of the plans [see Notes (36) and (38)].

In addition, members of the Executive Board held 84,000 stock appreciation rights as part of the LTI Plan 2001/I (introduced in 2001), 100,000 stock appreciation rights as part of the LTI Plan 2001/II (introduced in 2002) and 120,000 stock appreciation rights as part of the LTI Plan 2001/III (introduced in 2003), which are subject to the fulfillment of certain conditions. These stock appreciation rights do not grant the right to acquire Schering AG shares, but rather the right to a cash settlement of the difference between the market price of Schering AG shares at the time of exercise and the exercise price [see Notes (36) and (38)].

The maximum number of shares (LTI Plan 2000) or stock appreciation rights (LTI Plans 2001/I through 2001/III) is as follows:

	LTI Plan 2000	LTI Plan 2001/I	LTI Plan 2001/II	LTI Plan 2001/III
Dr. Hubertus Erlen (Chairman)	22,500	20,000	20,000	20,000
Other members of the Executive Board	54,000	64,000	80,000	100,000
	76,500	84,000	100,000	120,000

As of December 31, 2003, a member of the Supervisory Board held non-transferable stock options for a maximum of 22,500 Schering AG shares, which were granted to him in his former capacity as a member of the Executive Board of Schering AG under the stock option plan set up in 2000.

As of December 31, 2003, a loan was granted to a member of the Supervisory Board [see “Related party transactions”].

A directors' and officers' (D&O) liability insurance policy has been taken out. The deductible is €25 thousand for members of the Supervisory Board and €50 thousand for members of the Executive Board.

The members of the Supervisory Board are listed under >> Positions held by the Supervisory Board << and the Executive Board are listed on >> Positions held by the Executive Board << .

(36) Stock option plans

In 2000 and 2001, Schering AG introduced stock option plans (“Long Term Incentive Plans” or “LTI Plans”). Participants in the LTI Plan 2000 who invested in Schering AG shares received options entitling them to subscribe for additional Schering AG shares free of charge. The number of options granted depended on the number of shares purchased: for every 18 shares, participants received one option entitling them to receive up to a maximum of 180 shares. The options can be exercised during the exercise period provided that the participants still hold the original shares at the beginning of this period. The number of shares that can be subscribed depends on the performance of Schering AG shares in absolute terms (performance) and compared with a benchmark index (outperformance). The performance exercise hurdle for members of the Executive Board is 30%.

The first tranche of the LTI Plan 2001 (LTI Plan 2001/I) was introduced in 2001, the second tranche (LTI Plan 2001/II) was introduced in 2002 and the third tranche (LTI Plan 2001/III) was introduced in 2003. All three tranches distinguish between two groups of beneficiaries: “Top Executives” and “Key Managers”. “Top Executives” participating in the LTI Plans 2001/I, 2001/II and 2001/III invested in Schering AG shares and received stock appreciation rights. Upon exercise of these rights, beneficiaries receive a cash payout in the amount of the difference between the defined strike price and the price of the Schering AG share on the exercise date. The strike price for “Top Executives” was fixed at the share price at the date of grant of the options (LTI Plan 2001/I: €54.66; LTI Plan 2001/II: €66.48; LTI Plan 2001/III: €40.18). For these beneficiaries, exercise of the options is tied either to a 30% increase in the price of Schering AG shares or to the performance of the shares against a benchmark index (outperformance).

“Key Managers” participating in the LTI Plans 2001/I and 2001/II were granted options entitling them to subscribe for shares when the options are exercised. “Key Managers” participating in the LTI Plan 2001/III received stock appreciation rights. The strike price of the “Key Managers” options was fixed at 110% of the share price at the date of grant (LTI Plan 2001/I: €60.13; LTI Plan 2001/II: €73.13; LTI Plan 2001/III: €44.20). This group was not required to invest in Schering AG shares in order to participate, and exercise of the options is not tied to specific exercise hurdles.

The cost of the stock option plans is determined at each balance sheet date on the basis of the performance of Schering AG shares and the relevant benchmark index used, or by using valuation models. However, the costs of the LTI Plans 2000 and 2001/III have been largely hedged by the purchase of Schering AG call options. A provision is recognized pro rata on the basis of these costs. The costs of the options under the LTI Plans 2000, 2001/I “Top Executives”, 2001/II “Top Executives”, 2001/III “Top Executives” and 2001/III “Key Managers” are recognized as expenses. By contrast, no compensation expense is recognized for the “Key Managers” component of the LTI Plans 2001/I and 2001/II due to the conditions mentioned above, as these were designed as fixed stock option plans.

LTI Plan 2000
Number of options outstanding as of Jan. 1, 2003	4,777
Granted	—
Forfeited in 2003	—
Exercised in 2003	1,937
Number of options outstanding as of Dec. 31, 2003	2,840
Maximum number of award shares	511,200
Exercise price per share (€)	0
Compensation costs in 2003 (€m)	– 2
Compensation costs in 2002 (€m)	2
Benchmark index	STOXX Healthcare
Date of grant	Jan. 1, 2000
Exercise period	Jan. 1, 2003 until Dec. 31, 2006

	LTI Plan 2001/I
	Top Executives	Key Managers
Number of options outstanding as of Jan. 1, 2003	413,500	794,100
Granted	—	—
Forfeited in 2003	7,000	29,700
Exercised in 2003	—	—
Number of options outstanding as of Dec. 31, 2003	406,500	764,400
Maximum number of award shares	—	764,400
Exercise price per share (€)	54.66	60.13
Compensation costs in 2003 (€m)	0	—
Compensation costs in 2002 (€m)	0	—
Benchmark index	MSCI World Pharma&Biotech	—
Date of grant	May 2, 2001	May 2, 2001
Exercise period	May 2, 2004 until May 1, 2008	May 2, 2004 until May 1, 2008

	LTI Plan 2001/II
	Top Executives	Key Managers
Number of options outstanding as of Jan. 1, 2003	411,000	1,034,700
Granted	—	—
Forfeited in 2003	13,000	33,900
Exercised in 2003	—	—
Number of options outstanding as of Dec. 31, 2003	398,000	1,000,800
Maximum number of award shares	—	1,000,800
Exercise price per share (€)	66.48	73.13
Compensation costs in 2003 (€m)	0	—
Compensation costs in 2002 (€m)	0	—
Benchmark index	MSCI World Pharma&Biotech	—
Date of grant	May 2, 2002	May 2, 2002
Exercise period	May 2, 2005 until May 1, 2009	May 2, 2005 until May 1, 2009

	LTI Plan 2001/III
	Top Executives	Key Managers
Number of options outstanding as of Jan. 1, 2003	0	0
Granted	420,700	1,173,000
Forfeited in 2003	3,000	12,600
Exercised in 2003	—	—
Number of options outstanding as of Dec. 31, 2003	417,700	1,160,400
Maximum number of award shares	—	—
Exercise price per share (€)	40.18	44.20
Compensation costs in 2003 (€m)	1	3
Benchmark index	MSCI World Pharma&Biotech	—
Date of grant	May 2, 2003	May 2, 2003
Exercise period	May 2, 2006 until May 1, 2010	May 2, 2006 until May 1, 2010

(F) SIGNIFICANT DIFFERENCES BETWEEN IFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

(Amounts are expressed in millions of euros, abbreviated €m, unless otherwise stated)

(37) Reconciliation to U.S. GAAP

The Group's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), which, as applied by the Group, differ in certain material respects from U.S. GAAP. The effects of the application of U.S. GAAP to net profit and shareholders' equity are set out in the tables below:

Reconciliation of net profit to U.S. GAAP
	Note	2003	2002
Net profit under IFRS		443	867
U.S. GAAP adjustments
Business combinations
Acquired in-process R&D	(a)	14	–119
Other differences	(a)	15	13
Property, plant and equipment
Capitalization of interest	(b)	–1	–1
Reversal of impairment losses	(b)	0	1
Internal-use software	(c)	—	–3
Equity investment (Aventis CropScience)	(d)	—	71
Inventories	(e)	4	6
Provisions for pensions	(f)	2	2
Other provisions	(g)	15	–2
Schering AG call options	(h)	—	—
Stock option plans	(i)	3	14
Tax effect on U.S. GAAP adjustments	(j)	–6	–1
Net profit under U.S. GAAP		489	848

Earnings per share under U.S. GAAP (€)
basic		2.52	4.30
diluted		2.51	4.29

Reconciliation of shareholders' equity to U.S. GAAP
	Note	2003	2002
Shareholders' equity under IFRS		2,902	2,934
U.S. GAAP adjustments
Business combinations
Acquired in-process R&D	(a)	–141	–175
Other differences	(a)	42	28
Property, plant and equipment
Capitalization of interest	(b)	16	17
Reversal of impairment losses	(b)	–3	–3
Internal-use software	(c)	—	—
Equity investment (Aventis CropScience)	(d)	—	—
Inventories	(e)	22	18
Provisions for pensions	(f)	–33	–54
Other provisions	(g)	18	3
Schering AG call options	(h)	–7	–10
Stock option plans	(i)	22	34
Tax effect on U.S. GAAP adjustments	(j)	–11	2
Shareholders' equity under U.S. GAAP		2,827	2,794

(a) Business combinations

Under IFRS, acquired in-process R&D is not identified as an acquired asset in connection with the allocation of the purchase price, but rather capitalized as goodwill and amortized over its expected useful life. U.S. GAAP requires the identification of acquired in-process R&D as a separate component of the purchase price allocation. The ascertained amounts must be charged as expenses at the time of the acquisition. In addition, certain identifiable intangible assets recognized under U.S. GAAP are included in goodwill under IFRS. The adjustments relate to the acquisitions of Medrad Group (1995), Leiras (1996), Jenapharm Group (1996: 74.9%; 2001: 25.1%), Diatide (1999), and Collateral Therapeutics (2002). With regard to our acquisition of Collateral Therapeutics, the difference between the purchase price and net assets acquired was identified as in-process R&D and expensed in the amount of €131m under U.S. GAAP. In determining the cost of the acquisition, securities issued by the acquirer are measured at their fair value at the date of the exchange transaction under IFRS. Under U.S. GAAP, the purchase price determination is based on the market price of the securities over a reasonable period of time before and after the date that the terms of the acquisition are agreed to and announced, thereby resulting in an increase in the purchase price of €18m for the acquisition of Collateral Therapeutics compared with IFRS.

Under U.S. GAAP, the negative goodwill arising on the acquisition of CIS bio international is deducted proportionately from non-current assets, excluding securities.

In contrast to IFRS, goodwill arising from acquisitions is not amortized under U.S. GAAP with effect from January 1, 2002. Acquired goodwill is allocated to reporting units and tested annually for impairment. The most recent fair value determination in 2002, which was based on the present value of estimated future cash flows, resulted in an amount that exceeded the carrying amount of the corresponding reporting unit by a substantial margin. The assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination in 2002. Based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination in 2002, the likelihood that a current fair value determination would be less than the current carrying amount of the reporting unit is remote. Accordingly, no goodwill was written down for impairment in 2003.

(b) Property, plant and equipment

The Group does not capitalize interest costs on self-constructed assets under IFRS. Under U.S. GAAP, interest costs incurred during the construction period must be capitalized and amortized. Interest of €3m (2002: €4m) was capitalized under U.S. GAAP. Total capitalized interest under U.S. GAAP as of December 31, 2003 was €16m (December 31, 2002: €17m). The reduction relates to depreciation.

Under IFRS, impairments of fixed assets at our production plant in Bergkamen have been reversed during fiscal 2000 and 2001. Impairment losses cannot be reversed under U.S. GAAP.

(c) Internal-use software

As of January 1, 1999, we adopted Statement of Position (SOP) 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” under U.S. GAAP. This statement requires the capitalization of certain costs incurred in the development of software for internal use, including payroll and payroll-related costs. Under IFRS, these costs are capitalized starting on January 1, 2000. The reconciliation item relates to costs for the year 1999, which were capitalized under U.S. GAAP, but expensed under IFRS.

(d) Equity investment (Aventis CropScience)

The application of U.S. GAAP in the consolidated financial statements of Aventis CropScience reduced the carrying amount of our equity investment. The most significant differences related to acquired in-process R&D from certain prior AgrEvo acquisitions and the timing of recognition and use of restructuring provisions in connection with the merger of the agribusiness of AgrEvo and Rhône-Poulenc Agro. The investment was disposed of at the beginning of June 2002. Due to the lower book value under U.S. GAAP, the sale of our investment in 2002 resulted in a higher profit.

(e) Inventories

Under IFRS, the allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Idle facility expenses are treated as a current period charge. Under U.S. GAAP, idle facility expenses are allocated between cost of sales and inventories.

(f) Provisions for pensions

Under U.S. GAAP, pension costs and similar obligations are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 87 “Employers' Accounting for Pensions”. Companies located outside the U.S. were required to adopt the provisions of SFAS No. 87 for the first time for fiscal years beginning on or after December 15, 1988. Due to the long period of time between the effective date and the time when the Group first prepared U.S. GAAP information, adoption of the provisions of SFAS No. 87 as of January 1, 1989 was not feasible. The Group adopted SFAS No. 87 as of January 1, 1998 and recognized a transition obligation of €13m. On January 1, 1998, the average remaining service period of active employees was 20 years. An amount of €6m was deducted directly from equity (for the period 1989 to 1997). €1m (5% of the transition obligation) will be recognized in income each year through 2008.

The amortization of actuarial gains/losses [see Note (24)] is partly related to the first-time application of IAS 19 “Employee Benefits (revised)” in 1999. This requires amortization amounting to €3m (2002: €3m) to be eliminated in the reconciliation.

Where the Accumulated Benefit Obligation (ABO) exceeds the fair value of plan assets at the measurement date, SFAS No. 87 requires the recognition of a minimum pension liability equaling the underfunding. In 2003, an additional liability amounting to €36m (2002: €54m) was therefore recognized under U.S. GAAP to reflect the difference between the pension liabilities already accrued and the minimum pension liability. A corresponding contra item amounting to €22m after deferred taxes (2002: €33m after deferred taxes) has been directly recognized in Accumulated other comprehensive income in 2003.

(g) Other provisions

The reconciliation item relates almost exclusively to liabilities arising from our early retirement program, under which an employee older than 54 is offered the opportunity to work half-time for up to six years for 85% of pay. Under IFRS, the (discounted) incremental costs are recognized in full once a binding contractual arrangement has been entered into. Under U.S. GAAP, such amounts are accrued over the employees' remaining service period (on an undiscounted basis).

(h) Schering AG call options

Schering AG call options acquired to hedge the LTI 2000 stock option plan are recognized as an asset under IFRS. Under U.S. GAAP, the Schering AG call options are deducted from equity.

(i) Stock option plans

Refer to Note (36) of the consolidated financial statements for a description of our stock option plans. Under U.S. GAAP, we make use of Accounting Principles Board Opinion (APB) No. 25 “Accounting for Stock Issued to Employees” and provide additional disclosures in Note (38) as required by SFAS No. 123 “Accounting for Stock Based Compensation”.

LTI Plan 2000: The LTI 2000 stock option plan is a variable award plan. Compensation costs under IFRS are measured on the basis of the estimated performance of the Schering AG share price and the performance of a benchmark index (STOXX Healthcare). The costs of the LTI Plan 2000 have been largely hedged by the purchase of Schering AG call options. Under U.S. GAAP, compensation costs are recognized over the three-year vesting period on the basis of the fair value of Schering AG shares and the benchmark index at the respective balance sheet dates. Under U.S. GAAP, the acquisition costs of the Schering AG call options are deducted from equity, and the proceeds from the sale of the options are credited directly to equity. Under IFRS, the accumulated compensation costs are shown as a liability. Under U.S. GAAP, these costs are part of equity.

LTI Plan 2001: Both LTI Plan 2001/I “Top Executives” and LTI Plan 2001/II “Top Executives” are variable award plans. Compensation costs under IFRS are measured on the basis of an estimate of the outcome of the performance conditions at each balance sheet date by utilizing option pricing models. Under U.S. GAAP, compensation costs are measured at the fair value of Schering AG shares at the respective balance sheet dates. The plans are designed as stock appreciation right plans. At exercise, the award will be settled by a cash payment amounting to the difference between the market price of Schering AG shares at the date of exercise and the exercise price. Compensation costs are therefore accrued as a liability under both IFRS as well as under U.S. GAAP.

(j) Tax effect on U.S. GAAP adjustments

This reconciliation item includes all tax effects due to the aforementioned reconciling items, except the adjustment relating to the equity method (Aventis CropScience), which is presented net of tax.

(38) Additional U.S. GAAP information

SFAS No. 130 “Reporting Comprehensive Income”

SFAS No. 130 “Reporting Comprehensive Income” requires the reporting of all changes in shareholders' equity except those resulting from investments by or distributions to shareholders.

Statement of comprehensive income for the years ended December 31
	2003	2002
U.S. GAAP net profit [see Note (37)]	489	848
Currency translation adjustments
IFRS accounts	–194	–234
Reconciliation to U.S. GAAP	19	8
Available-for-sale securities
Unrealized gains and losses (after deferred taxes of €–4m; 2002: €14m)	5	–45
Less realized gains (–) and losses (+) recognized in net profit (after tax expense of €5m; 2002: €–4m)	–7	21
Less gains (–) and losses (+) resulting from currency translation adjustments (after deferred taxes of €0m; 2002: €1m)	0	–1
Cash flow hedges
Unrealized gains and losses (after deferred taxes of €–20m; 2002: €–27m)	31	41
Less realized gains (–) and losses (+) recognized in net profit (after tax expense of €26m; 2002: €14m)	–40	–21
Minimum pension liability (after deferred taxes of €–7m; 2002: €21m)	11	–33
Other comprehensive income, net of tax	–175	–264
Comprehensive income, net of tax	314	584

Accumulated other comprehensive income balances as of December 31
	Currency translation adjustment	Available- for-sale securities	Derivative hedging instruments	Minimum pension liability	Accumulated other comprehensive income
January 1, 2002	98	28	4	—	130
Other comprehensive income 2002	–226	–25	20	–33	–264
December 31, 2002	–128	3	24	–33	–134
Other comprehensive income 2003	–175	–2	–9	11	–175
December 31, 2003	–303	1	15	–22	–309

Statement of U.S. GAAP shareholders' equity as of December 31
	2003	2002
Equity according to U.S. GAAP before Accumulated other comprehensive income	3,136	2,928
Accumulated other comprehensive income	–309	–134
Total equity according to U.S. GAAP	2,827	2,794

Available-for-sale securities:

	Book value	Gross unrealized gains	Gross unrealized losses	Fair value
As of December 31, 2003
Investments (non-current)	18	0	—	18
Marketable securities	173	1	—	173
	191	1	—	191

As of December 31, 2002
Investments (non-current)	25	2	5	25
Marketable securities	249	6	—	249
	274	8	5	274

Proceeds from sales of available-for-sale securities in 2003 amounted to €160m (2002: €31m). Gross gains of €14m and gross losses of €3m were realized on the sale of such securities in 2003. Gross gains as well as gross losses in 2002 on such sales were immaterial. In 2003, impairment losses of €7m were recognized (2002: €26m).

Maturities of fixed-term marketable securities as of December 31, 2003 are as follows:

	Book value	Market value
Less than 1 year	0	0
Between 1 and 5 years	0	0
More than 5 years	2	2

As of December 31, 2003, the Group also held an investment in a fixed-income fund of €155m (2002: €185m).

Impairment of long-lived assets

The Group periodically evaluates the carrying amount of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. Under U.S. GAAP, the carrying amount of a long-lived asset is considered impaired when the anticipated undiscounted and probability-weighted cash flow from such an asset is separately identifiable and is less than its carrying amount. In such event, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the long-lived asset. Fair value is determined primarily using anticipated cash flows discounted at a rate commensurate with the risk involved. As of December 31, 2003 and 2002, there was no reconciliation item arising from different policies for recognizing impairment of long-lived assets under IFRS and U.S. GAAP.

Corporate debt

At December 31, 2003, the Schering AG Group had aggregate unused committed lines of credit of €81m (December 31, 2002: €192m).

Employee benefit plans

The information required by SFAS No. 132 (revised 2003) “Employers' Disclosures about Pensions and Other Postretirement Benefits” is included in Note (4) and Note (24) to the consolidated financial statements.

Pension obligations and expenses determined under SFAS No. 87 were based on the same assumptions as under IFRS [see Note (4)].

Under IFRS, interest relating to the pension obligations not transferred to external funds is presented in the Financial result [see Note (9)]. Under U.S. GAAP, interest on pension obligations is considered a component of compensation expenses. Accordingly, Operating profit under U.S. GAAP would be lower and the Financial result higher by €35m (2002: €44m).

Stock option plans

In electing to continue to follow APB No. 25 for expense recognition purposes, we are obliged to provide additional disclosures required under SFAS No. 123.

LTI Plan 2000: The fair value of one option for the LTI Plan 2000 at the date of grant (January 1, 2000) was €6,374 (€32m for all options). The calculation was based on a Monte Carlo simulation.

LTI Plan 2001/I: The fair value of one option for the LTI Plan 2001/I “Top Executives” at the date of grant (May 2, 2001) was €15.37 (€6m for all options). The fair value of one option for the LTI Plan 2001/I “Key Managers” at the date of grant (May 2, 2001) was €13.34 (€11m for all options). Both calculations were based on a Black-Scholes option pricing model using the following assumptions:

Expected life	5 years
Dividend yield	1.2%
Risk-free interest rate	4.8%
Volatility	25%

LTI Plan 2001/II: The fair value of one option for the LTI Plan 2001/II “Top Executives” at the date of grant (May 2, 2002) was €19.15 (€8m for all options). The fair value of one option for the LTI Plan 2001/II “Key Managers” at the date of grant (May 2, 2002) was €16.73 (€17m for all options). Both calculations were based on a Black-Scholes option pricing model using the following assumptions:

Expected life	5 years
Dividend yield	1.2%
Risk-free interest rate	4.75%
Volatility	27.2%

LTI Plan 2001/III: The fair value of one option for the LTI Plan 2001/III “Top Executives” at the date of grant (May 2, 2003) was €12.25 (€5m for all options). The fair value of one option for the LTI Plan 2001/III “Key Managers” at the date of grant (May 2, 2003) was €11.10 (€13m for all options). Both calculations were based on a Black-Scholes option pricing model using the following assumptions:

Expected life	5 years
Dividend yield	2.3%
Risk-free interest rate	3.21%
Volatility	37.7%

The pro forma information prepared in accordance with the provisions of SFAS No. 123, as amended by SFAS No. 148, is as follows:

	2003	2002
Net profit, as reported (U.S. GAAP)	489	848
Add: Stock-based employee compensation expense determined under APB No. 25	0	– 10
Deduct: Stock-based employee compensation expense determined under SFAS No. 123	–14	–22
Pro forma net profit (U.S. GAAP)	475	816
Basic earnings per share (€):
as reported	2.52	4.30
pro forma	2.44	4.14
Diluted earnings per share (€):
as reported	2.51	4.29
pro forma	2.44	4.12

Intangible assets

Expected amortization on intangible assets, excluding amortization on goodwill:

	IFRS	U.S. GAAP
2004	78	98
2005	72	89
2006	60	69
2007	55	63
2008	46	53

Goodwill

Allocation of goodwill to the primary segments:

	IFRS		U.S. GAAP
	2003	2002	2003	2002
Europe Region	271	313	147	148
United States Region	75	101	40	46
Japan Region	12	17	5	6
Latin America/Canada Region	4	5	0	0
Asia/Middle East Region	4	4	3	2
Other Activities	0	0	0	0
	366	440	195	202

Under IFRS, acquired in-process R&D is capitalized as goodwill. U.S. GAAP requires such amounts to be charged as expenses at the time of the acquisition. In addition, certain identifiable intangible assets recognized under U.S. GAAP are included in goodwill under IFRS. The change in goodwill reported under U.S. GAAP between 2002 and 2003 is related to currency translation adjustments as well as to an addition to our segment Asia/Middle East Region amounting to €2m.

Legal proceedings

The Group is involved in a number of legal proceedings and claims incidental to the normal conduct of its business, relating to such matters as product liability, patent infringement, tax assessments, competition, past waste disposal practices and the release of chemicals into the environment. Although the outcome of these proceedings and claims cannot be predicted with certainty, Schering AG believes that any resulting liabilities, net of amounts recoverable from insurance or otherwise, will not, in the aggregate, have a material adverse effect on the Group's consolidated results of operations, financial condition and cash flows. To the extent that these legal proceedings and claims meet the criteria laid down in SFAS No. 5 “Accounting for Contingencies”, provisions have been set up for them in the consolidated financial statements.

Schering AG has always assumed certain liabilities for ecological and other risks in connection with the sale of business areas. The warranty assumed in 1992 in relation to the sales of our Industrial Chemicals and Natural Substances division expires in 2004.

What we believe to be the most significant of the proceedings and claims are described below.

The Group's Brazilian subsidiary is a defendant in approximately 460 civil actions brought in courts in Brazil by women, suing individually and claiming, that they became unintentionally pregnant. Most of them claim that they became unintentionally pregnant after taking placebo pills packaged by the subsidiary in connection with test runs of a new packaging machine between January and April 1998. Most of these claims are still pending. In the majority of the judgments obtained to date, the claims were rejected by the Brazilian courts. In connection with this incident, two managers of the Group's Brazilian subsidiary were convicted in a Brazilian court for the failure to label properly the pouches and blisters for the placebo pills. The Brazilian court imposed a minor fine.

In November 1998, Medrad, Inc., one of the Group's subsidiaries in the United States, was sued by Liebel-Flarsheim, Inc., which alleged patent infringement, antitrust violations and tortious interference with contractual relations. In October 2001 and February 2002, the U.S. District Court for the Southern District of Ohio, on summary judgement motions, decided in favor of Medrad regarding Liebel-Flarsheim's patent infringement claims. Liebel-Flarsheim appealed the decision of the U.S. District Court and the Federal Circuit Court of Appeals reversed the District Court's decision and remanded it back to the District Court in February 2004. All claims other than the patent claims were withdrawn by Liebel-Flarsheim in connection with a settlement reached in October 2002.

The Group's subsidiary in the United States, Berlex Inc., was named as a defendant with 30 other pharmaceutical companies in cases filed by Suffolk County and Westchester County, New York, in January and August 2003, respectively. The two lawsuits contain virtually identical allegations that pharmaceutical companies have overcharged both counties for prescription medications paid for by New York State's Medicaid program by reporting artificially inflated “average wholesale prices” for their drug products for the purpose of government reimbursement. Both counties seek a variety of unspecified damages from the various pharmaceutical companies. The cases have been consolidated into a multidistrict litigation in the District of Massachusetts In Re Pharmaceutical Industry Average Wholesale Price Litigation (MDL 1456). Berlex intends to vigorously defend itself against the allegations made in the lawsuit, and a dismissal motion is currently pending.

Following the sale of Schering AG's share in Aventis CropScience to Bayer AG, Bayer CropScience has initiated arbitration proceedings alleging the violation of a financial statement guarantee for which Bayer CropScience demands payments of damages. It cannot be reasonably estimated at the date of this report whether the underlying facts justify such a claim and, if so, to what extent the Group would be liable. Bayer CropScience has further notified Schering AG in several other cases about potential violations of provisions of the Aventis CropScience Stock Purchase Agreement which might lead to damages. Also with respect to these claims it cannot be estimated whether and to what extent the Group would be liable.

A U.S. citizen has filed an action against Schering AG and Bayer AG with a New York court. The plaintiff claims damages for forced sterilization and cruel treatment suffered at the Auschwitz concentration camp during World War II. To our knowledge and belief, there is no factual information suggesting that Schering AG could in any way have been involved in what was done to the plaintiff. Schering AG also believes that the claim cannot be made against an individual company but should be directed to the “Remembrance, Responsibility and the Future” Foundation. This foundation has been endowed with a capital of more than €5bn by German companies (including Schering AG) and the German Federal Government. The beneficiaries of compensation grants paid by the foundation include victims of human experiments in concentration camps. Schering AG considers the claims asserted to be unjustified and expects that the action will be dismissed.

Dividends

Under the German Commercial Code (HGB), dividends can be paid only from the unappropriated profit of the parent company, Schering AG. At December 31, 2003, the unappropriated profit of Schering AG totaled €223m, resulting from 2003 net profit of €442m, less a transfer of €221m to Retained earnings, as determined by the Executive Board and the Supervisory Board, and an additional €2m profit brought forward from 2002.

Related party transactions

Shareholders: Allianz Versicherungs-AG currently provides insurance services to the Schering AG Group in a number of different areas such as property, business interruption, directors' and officers' liability, marine, personal accident and automobile insurance. Deutsche Bank AG provides us with a variety of financial services in the ordinary course of business. We believe that these services are provided on an arm's length basis.

Directors: Certain members of the Supervisory and Executive Boards are members of the supervisory boards of various financial institutions with which we engage in transactions in the ordinary course of business.

Professor John A. Dormandy, a member of the Supervisory Board, has provided consultancy services to Schering AG in connection with research relating to certain cardiovascular indications since June of 1996. For these services Professor Dormandy has received a fee of €56,242, plus expenses of €2,272 in 2003.

Professor Dr. Piet Borst and Professor John A. Dormandy are members of the Board of Governors of Schering Forschungsgesellschaft mbH, a wholly owned subsidiary of Schering AG. They received attendance fees in this capacity of €1,000 and €2,000, respectively in 2003.

There was a loan with a balance of €30 thousand to one member of the Supervisory Board as of December 31, 2003 (repayments in 2003 amounted to €3 thousand). Interest of 6% is charged on the loan, which is repayable over 13 years. A loan previously granted to a member of the Executive Board was redeemed completely during the reporting period. All such loans have been granted prior to July 29, 2002 and have not been amended or extended since then.

According to section 15a of the German Securities Trading Act (Wertpapierhandelsgesetz), the members of the Executive or the Supervisory Board of Schering AG have to notify transactions in securities of their own company. This applies to transactions whose aggregate value terms of the total number of transactions carried out by the party subject to the disclosure requirement within 30 days exceeds €25 thousand. The same obligation applies to transactions of close relatives. During fiscal year 2003, Schering AG has been notified of a total of 12 transactions. In accordance with section 15a of the German Securities Trading Act, Schering AG has promptly disclosed these transactions on its web site. Members of the Supervisory Board and their relatives have purchased 5,000 Schering AG shares and have sold 1,000 shares. The same group has purchased 9,500 call options on Schering AG shares and has sold the same amount. Members of the Executive Board and their relatives have purchased 6,000 shares and have sold 2,700 call options. A complete list with all details of the notified transactions is available in the database of the German Federal Authority for Financial Services Supervision (Bundesanstalt für Finanzdienstleistungsaufsicht) under www.bafin.de.

New Accounting Standards under U.S. GAAP

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”, which nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 requires that a liability associated with the exit or disposal of activities be recognized only when the liability is incurred, and not when the entity concerned commits to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The application of this standard had no material impact on our U.S. GAAP reconciliation.

On April 30, 2003, the Financial Accounting Standards Board issued SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This standard amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments and derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The application of this standard had no material impact on our U.S. GAAP reconciliation.

On May 15, 2003, the Financial Accounting Standards Board issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. Under SFAS No. 150, certain financial instruments, previously classified as equity, are now required to be classified as liability by the issuer. SFAS No. 150 primarily affects accounting for financial instruments that embody an obligation to repurchase equity instruments that have been issued by the company. SFAS No. 150 is effective for transactions entered into or modified after May 31, 2003. The application of this standard had no impact on our U.S. GAAP reconciliation.

In December 2003, the Financial Accounting Standards Board issued SFAS No. 132 (revised 2003) “Employers' Disclosures about Pensions and Other Postretirement Benefits”. SFAS No. 132 (revised 2003) is effective for fiscal years ending after December 15, 2003. The standard requires companies to provide more detailed disclosures about pensions and other postretirement benefit plans. Among other things, companies are required to describe investment policies and strategies and to provide a description of the basis used to determine the overall expected long-term rate-of-return-on-assets together with a classification of the plan assets by investment classes. The disclosures required are reported in Note (24).

Under SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, qualifying special purpose entities are exempted from consolidation under certain circumstances. In January 2003, the FASB published FIN No. 46 “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51”, which clarifies the application of the consolidation rules to certain variable interest entities which do not qualify as qualifying special purpose entities. FIN No. 46 applies immediately for variable interest entities created after January 31, 2003. By issuing FASB Staff Position (FSP) FIN 46-6 “Effective Date of FASB's Interpretation No. 46, Consolidation of Variable Interest Entities”, the Financial Accounting Standards Board deferred the effective date for initial application of FIN No. 46 for VIEs created before February 1, 2003 to December 31, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003). According to FIN 46 (revised December 2003), the provisions of FIN 46 or FIN 46 (revised December 2003) shall be applied to all variable interest entities no later than the end of the first reporting period that ends after March 31, 2004. Our U.S. GAAP reconciliation is not affected by the FASB rules, since we hold no investment that is classified as a qualifying special purpose entity or a variable interest entity.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the " Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the " Reform Act"), Schering Aktiengesellschaft ( the " Company") is providing the following cautionary statement. Except for historical information, statements contained in this Current Report on Form 6-K may constitute forward-looking statements. The words " believe", " anticipate", " expect", " intend", " estimate", " plan", " assume", " will", " may", " should", " risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Current Report on Form 6-K may include forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate and other risks related to financial assets and liabilities and equity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in may cases, beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by the forward- looking statements and from past results, performance or achievements. Certain factors that may cause such differences include but are not limited to the following:

  governmental factors, including legislative and regulatory changes;

  difficulties and uncertainties related to new product development;

  delays and uncertainties in the product approval process;

  factors affecting our ability to obtain or maintain patent or trademark protection for our key products and processes;

  factors adversely affecting the sale of our key products, including safety or efficacy concerns, increased competition from other products or manufacturing or supply disruptions;

  competitive factors, including pricing and product initiatives of our competitors;

  legal factors including product liability or other liability claims;

  factors adversely affecting the value of our minority investment in Aventis CropScience S. A., including the failure of Aventis CropScience to obtain regulatory approval or market acceptance for its products or disagreements between us and its majority shareholder;

  human resources factors, including our ability to attract and retain qualified personnel;

  economic factors over which we have no control, including changes in inflation, interest rates and foreign currency exchange rates, and overall economic conditions in areas such as Asia, Eastern Europe and Latin America;

  adverse developments in our relationships with our development, manufacturing and marketing partners;

  the impact of future investments, acquisitions and dispositions, and any delays, unexpected costs or other problems experienced in connection with such transactions;

  changes in environmental laws and regulations, which could cause us to incur significant costs in connection with ongoing compliance or liability for remediation; and

  other risks, uncertainties and factors inherent in our business.

These and other risks, uncertainties and factors are discussed in the Company's Form 20-F Registration Statement and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCHERING AKTIENGESELLSCHAFT

By: /s/ Dr. Susan Crisp-Jungklaus
Name: Dr. Susan Crisp-Jungklaus
Title: Head of Corporate Communication
Schering AG

By: /s/ Oliver Renner
Name: Oliver Renner
Title: Head of Business and Financial
Communication Schering AG

Date: April 30, 2004